UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 31 December 2018 Pillar 3 report of UBS Group AG and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

31 December 2018 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group AG consolidated
14	Section 1	Key metrics
15	Section 2	Regulatory exposures and risk-weighted assets
19	Section 3	Linkage between financial statements and regulatory exposures
23	Section 4	Credit risk
55	Section 5	Counterparty credit risk
67	Section 6	Comparison of A-IRB approach and standardized approach for credit risk
72	Section 7	Securitizations
80	Section 8	Market risk
90	Section 9	Operational risk
91	Section 10	Interest rate risk in the banking book
93	Section 11	Going and gone concern requirements and eligible capital
101	Section 12	Leverage ratio
104	Section 13	Liquidity coverage ratio
107	Section 14	Remuneration
107	Section 15	Requirements for global systemically important banks and related indicators

UBS AG consolidated

110	Section 1	Key metrics

Significant regulated subsidiaries and sub-groups
112	Section 1	Introduction
112	Section 2	UBS AG standalone
117	Section 3	UBS Switzerland AG standalone
123	Section 4	UBS Limited standalone
124	Section 5	UBS Americas Holding LLC consolidated

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG and UBS AG on a consolidated basis, as well as prudential key figures and regulatory information for our significant regulated subsidiaries and sub-groups. Information provided in our Annual Report 2018 or other publications may also serve to address Pillar 3 disclosure requirements. Where this is the case, a reference has been provided in this report to the UBS publication where the information can be located. These Pillar 3 disclosures are supplemented by specific additional requirements of the Swiss Financial Market Supervisory Authority (FINMA) and voluntary disclosures on our part.

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 December 2018 for UBS Group AG consolidated is provided in the “Capital management” section of our Annual Report 2018.

Capital and other regulatory information as of 31 December 2018 for UBS AG consolidated is provided in the UBS Group AG and UBS AG Annual Report 2018, and additionally, in the “KM1: Key metrics“ table for UBS AG consolidated on page 110 in this report. We are also required to disclose certain regulatory information for UBS AG standalone, UBS Switzerland AG standalone and UBS Limited standalone, as well as UBS Americas Holding LLC consolidated. This information is provided in the “Significant regulated subsidiaries and sub-groups” sections of this report.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Refer to the overview on our external reporting approach under “Annual Reporting“ at www.ubs.com/investors. Our quarterly reports are available under “Quarterly Reporting“.

Significant regulatory and disclosure requirements and changes effective in 2018

Significant BCBS and FINMA capital adequacy, liquidity and funding and related disclosure requirements

This Pillar 3 report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA circular 2016 / 01 “Disclosure – banks”) issued on 16 July 2018, the underlying Basel Committee on Banking Supervision (BCBS) guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, and the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017.

The legal entities UBS AG and UBS Switzerland AG are subject to standalone capital adequacy, liquidity and funding, and disclosure requirements defined by FINMA. This information is provided in the “Significant regulated subsidiaries and sub-groups” section of this report.

Changes to Pillar 1 requirements

Revised Basel III securitization framework

Effective 1 January 2018, we became subject to the revised Basel III securitization framework for securitization exposures in the banking book, which had an immaterial effect on our risk-weighted assets (RWA). Related changes to Pillar 3 disclosure requirements are described on the next page.

Revised methodology for structured margin lending transactions

We revised the methodology applied for structured margin lending transactions, as agreed with FINMA. This revision resulted in an increase of USD 3.3 billion in counterparty credit risk RWA in the third quarter of 2018.

Changes to presentation currency affecting Pillar 1 and Pillar 3 disclosures

In October 2018, the presentation currency of UBS Group AG’s and UBS AG’s consolidated and standalone financial statements changed from Swiss francs to US dollars. In line with these accounting changes, the presentation currency of UBS Group AG’s consolidated and UBS AG’s consolidated and standalone Pillar 3 disclosures in this report have changed from Swiss francs to US dollars. Prior periods were translated to US dollars at the respective spot rates prevailing for the relevant periods unless specified otherwise. We have restated the composition of cash collaterals in domestic currency and other currencies in “CCR5: Composition of collateral for CCR exposure” table as if the US dollar was our domestic currency for all periods.

We continue to report Pillar 1 and other regulatory submissions to FINMA and to the Swiss National Bank in Swiss francs.

→   Refer to the “Significant accounting and financial reporting changes” section in our Annual Report 2018 for more information

Changes to accounting affecting Pillar 1 and/or Pillar 3 disclosure requirements

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments. The implementation of IFRS 9 resulted in a reduction of Basel III common equity tier 1 (CET1) capital as of 1 January 2018 by approximately USD 0.3 billion and an increase of RWA by approximately USD 0.7 billion.

The related FINMA guidance for the regulatory treatment of accounting provisions was issued on 16 July 2018, with an effective date of 1 January 2019. Effective from 31 December 2018, UBS opted to phase in the effects from IFRS 9 ECL on CET1 capital, if any, over a five-year transitional period.

In addition, the implementation of IFRS 9 resulted in the following structural and calculation changes to our semi-annual and annual Pillar 3 disclosures, which are also outlined in footnotes or narrative text for the relevant tables:

(a) Allowances and impairments included in “CR1: Credit quality of assets,” “CRB: Breakdown of impaired exposures by industry,” “CRB: Impaired financial instruments by geographical region,” “CRB: Breakdown of restructured exposures between impaired and non-impaired,” and provisions included in “CR6: IRB – Credit risk exposures by portfolio and PD range” as of 30 June 2018 and 31 December 2018 reflect ECL allowances and provisions related to stages 1–3. Comparative numbers as of 31 December 2017 are based on the incurred loss model of IAS 39, Financial Instruments: Recognition and Measurement, and are largely comparable to the IFRS 9 stage 3 allowances and provisions.

(b)  The definitions of the FINMA-defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” have been updated to reflect the new IFRS balance sheet structure under IFRS 9.

(c)   RWA included in “CR10: IRB (equities under the simple risk weight method)” increased primarily due to the transition effect of IFRS 9, as a result of the reclassification of equity instruments from the IAS 39 category financial assets available for sale to the IFRS 9 category fair value through profit or loss, as unrealized gains on such instruments (previously deducted from Basel III CET1 capital) were added back to the exposure at default for the purpose of the RWA calculation.

(d) The templates “LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories,” “CRB: Breakdown of exposures by industry,” “CRB: Breakdown of exposures by geographical area” and “CRB: Breakdown of exposures by residual maturity” have been aligned with the IFRS 9-related changes to our balance sheet presentation.

Changes to Pillar 3 disclosure requirements

–   In the first quarter of 2018, the “OV1: Overview of RWA” table was enhanced to adopt the revised template introduced with the second phase of revised Pillar 3 disclosure requirements to reflect changes as a result of the aforementioned revised securitization framework.

–   The tables “SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor” and “SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor” have been modified to reflect changes in line with the revised securitization framework.

–   In March 2017, the BCBS issued the “Pillar 3 disclosure requirements – consolidated and enhanced framework,” which represents the second phase of the BCBS review of the Pillar 3 disclosure framework and builds on the revisions to the Pillar 3 disclosure requirements published in January 2015. On 16 July 2018, FINMA issued a revised Circular 2016 / 01 “Disclosure – banks” including the aforementioned second phase revisions, which requires banks to gradually implement the requirements from 31 December 2018 onward.

–   We either disclosed or amended the following tables and / or narratives for the first time in or alongside this report:

–   KM1: Key metrics

–   PV1: Prudential valuation adjustments

–   CC1: Composition of regulatory capital, replacing the “Composition of capital” table

–   CCyB1: Geographical distribution of credit exposures used in the countercyclical buffer

–   LIQA: Liquidity risk management

–   CCA: Main features of regulatory capital and other TLAC instruments.

Significant BCBS and FINMA requirements to be adopted in 2019 or later

Final guidance

Revised capital adequacy ordinance (CAO) and banking ordinance (BO)

The revised CAO and BO became effective from 1 January 2019, and included guidance on the treatment of bail-in bonds from other international SRBs held by UBS, amendments to gone concern requirements and the treatment of material group entities, subject to the regulatory scope of consolidation, all of which are not expected to have a material effect on UBS.

Revised FINMA circulars on credit risk and leverage ratio

On 16 July 2018, FINMA issued revised circulars mainly on:

–   leverage ratio (FINMA Circular 2015 / 03 “Leverage ratio – banks”) to allow early adoption before 1 January 2020 of modified standardized approach for counterparty credit risk (SA-CCR) rules in line with the BCBS Basel III finalization of the capital framework issued in December 2017;

–   credit risk (FINMA Circular 2017 / 07 “Credit risk – banks”) to incorporate frequently asked questions on the standardized approach for SA-CCR that will be effective from 1 July 2019 for banks applying SA-CCR, with early adoption permitted. In addition, other amendments related to the eligibility of short-term debt instruments as financial collateral and the recognition of unrestricted life insurance policies as guarantees, which have become effective from 1 January 2019, were also included in the same circular.

Basel III finalization and adjustments to market risk framework

In December 2017, the BCBS finalized the Basel III capital framework, which will take effect from 1 January 2022, with a five-year phase-in period for the aggregate output floor. The most significant changes include:

–   placing floors on certain model inputs under the IRB approach to calculate credit risk RWA;

–   requiring the use of standardized approaches for calculation of credit valuation adjustment and for operational risk RWA;

–   placing an aggregate output floor on the Group RWA equal to 72.5% of the RWA calculated using a revised standardized approach; and

–   revising the leverage ratio denominator (LRD) calculation and introducing a leverage ratio surcharge for global systematically important banks.

In January 2019, BCBS also issued final revisions of the market risk framework (Fundamental Review of the Trading Book (FRTB)). The revisions include adjustments to the risk sensitivity of the standardized approach, the calibration of certain elements of the framework and adjustments of the internal models approach. This revised standard comes into effect on 1 January 2022 along with the overall revised Basel III capital framework.

Regulatory interpretation is ongoing and the implementation of the Basel III capital framework and the market risk framework into national law has not yet been announced.

Pillar 3 disclosure requirements

In March 2017, the BCBS issued the “Pillar 3 disclosure requirements – consolidated and enhanced framework.”

In July 2018, FINMA issued the revised circular 2016 / 01 “Disclosure – banks”, which requires banks to gradually implement the requirements from 31 December 2018 onward. Refer to the previous page for requirements implemented as of 31 December 2018.

The following disclosure  will be adopted or revised in first half of 2019, according to the applicable effective dates:

–   KM2: Key metrics – TLAC requirements (at resolution group level) as of 31 March 2019

–   CR1: Credit quality of assets as of 30 June 2019

–   TLAC1: TLAC composition for global systemically relevant banks (G-SIBs) at resolution group level as of 30 June 2019

–   TLAC2: Material subgroup entity – creditor ranking at legal entity level as of 30 June 2019

–   TLAC3: Resolution entity – creditor ranking at legal entity level as of 30 June 2019

–   IRRBBA: Interest rate risk in the banking book (IRRBB) – risk management objective and policies – qualitative requirements as of 30 June 2019

–   IRRBBA1: IRRBB – risk management objective and policies – quantitative requirements as of 30 June 2019

–   IRRBB1: Quantitative information on IRRBB as of 30 June 2019

In December 2018, the BCBS published its updated Pillar 3 disclosure requirements, completing revisions to the disclosure framework started earlier. This revision reflects the final Basel III standards issued in December 2017, and sets out new disclosure requirements on asset encumbrance and, if required by national supervisors at the jurisdictional level, on capital distribution constraints. The implementation deadline for the disclosure requirements related to Basel III is 1 January 2022. The effective date for the disclosure requirements for asset encumbrance, capital distribution constraints and the prudential treatment of problem assets is the end of 2020.

Significant BCBS and FINMA consultation papers

Leverage ratio treatment of client cleared derivatives

In October 2018, the BCBS issued a consultation paper to seek public feedback by mid-January 2019 on whether or not the leverage ratio’s treatment of client cleared derivatives under the Basel III finalization of the capital framework issued in December 2017 should be amended to allow cash and non-cash initial margin received from a client to offset the potential future exposure, or to align existing treatment with the standardized approach for measuring counterparty credit risk exposures. In line with the current exposure measure applied in the current leverage ratio calculation, the leverage ratio’s treatment under the Basel III finalization of the capital framework issued in December 2017 only allows variation margin in the form of cash to offset replacement cost.

Revisions to leverage ratio disclosure requirements

In response to particular concerns regarding "window-dressing", BCBS issued a consultation paper in December 2018 on mandating the additional disclosure of leverage ratio exposure amounts of securities financing transactions, of derivative replacement costs and of central bank reserves, all to be calculated using daily averages over the reporting quarter. Comments on this consultation paper are due by mid-March 2019.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table below. We generally provide quantitative comparative information as of 31 December 2017 for all disclosures, except reconciliations. Depending on the FINMA-specified disclosure frequency, we provide additional quantitative prior-period information:

–   For quarterly disclosures on movements related to RWA for credit risk, counterparty credit risk and market risk, we provide additional comparative information for the third, second and first quarters of 2018.

–   For the overview of RWA, we provide additional comparative information as of 30 September 2018, 30 June 2018 and 31 March 2018.

–   For all other quarterly disclosures, we provide additional comparative information as of 30 September 2018 only.

–   For semiannual disclosures, we provide additional comparative information as of 30 June 2018.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Annual | Semiannual | Quarterly | – indicating whether the disclosure is provided quarterly, semiannually or annually. A triangle symbol – p  p  p  – indicates the end of the signpost.

→   Refer to our first, second and third quarter Pillar 3 reports under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on previously published quarterly movement commentary

→   Refer to our second quarter Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on previously published semiannual movement commentary

FINMA reference	Disclosure title	FINMA reference	Disclosure title
Annual disclosure requirements
OVA	Bank risk management approach	CR9	IRB – backtesting of probability of default (PD) per portfolio
LI1	Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories	CCRA	Qualitative disclosure related to counterparty credit risk management
LI2	Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)	SECA	Qualitative disclosure requirements related to securitization exposures
LIA	Explanations of differences between accounting and regulatory exposure amounts (under the regulatory scope of consolidation)	MRA	Qualitative disclosure requirements related to market risk
PV1	Prudent valuation adjustments (PVA)	MRB	Qualitative disclosures for banks using the internal models approach (IMA)
CRA	General information about credit risk	IRRBBA, IRRBBA1[1],	Interest rate risk in the banking book (IRRBB) risk management objective and policies – qualitative and quantitative information[1]
CRB	Additional disclosures related to the credit quality of assets	IRRBB1[1]	Quantitative information on IRRBB[1]
CRC	Qualitative disclosure requirements related to credit risk mitigation	ORA	Operational risk
CRD	Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk	LIQA	Liquidity risk management
CRE	Qualitative disclosures related to internal ratings-based (IRB) models	N/A	Remuneration
G-SIB1	Disclosure of G-SIB indicators

FINMA reference	Disclosure title	FINMA reference	Disclosure title
Semiannual disclosure requirements
CR1	Credit quality of assets	CCyB1	Geographical distribution of credit exposures used in the countercyclical buffer
CR2	Changes in stock of defaulted loans and debt securities	CCR4	IRB – CCR exposures by portfolio and PD scale
CR3	Credit risk mitigation techniques – overview	CCR5	Composition of collateral for CCR exposure
CR4	Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects	CCR6	Credit derivatives exposures
CR5	Standardized approach – exposures by asset classes and risk weights	CCR8[1]	Exposures to central counterparties
CR6	IRB – credit risk exposures by portfolio and PD range	SEC1	Securitization exposures in the banking book
CR7	IRB – effect on risk-weighted assets (RWA) of credit derivatives used as CRM techniques	SEC2	Securitization exposures in the trading book
CR10	IRB (equities under the simple risk weight method)	SEC3	Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
CCR1	Analysis of counterparty credit risk (CCR) exposure by approach	SEC4	Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
CCR2	Credit valuation adjustment (CVA) capital charge	MR1	Market risk under standardized approach
CCR3	Standardized approach – CCR exposures by regulatory portfolio and risk weights	MR3	IMA values for trading portfolios
CC1	Composition of regulatory capital	MR4	Comparison of value-at-risk (VaR) estimates with gains / losses
CC2	Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (Reconciliation of regulatory capital to balance sheet)	CCA	Main features of regulatory capital instruments and other TLAC-eligible instruments
TLAC1[1]	TLAC composition for G-SIBs (at resolution group level)	TLAC2[1]	Material sub-group entity – creditor ranking at legal entity level[1]
TLAC3[1]	Resolution entity – creditor ranking at legal entity level	MRC[1]	The structure of desks for banks using the IMA
MR2[1]	Market risk IMA per risk type
Quarterly disclosure requirements
KM1	Key metrics (at consolidated group level)	LR1	Summary comparison of accounting assets vs leverage ratio exposure measure
KM2[1]	Key metrics – TLAC requirements at resolution group level	LR2	Leverage ratio common disclosure
OV1	Overview of RWA	N/A	Leverage ratio
CR8	RWA flow statements of credit risk exposures under IRB	LIQ1	Liquidity coverage ratio
CCR7	RWA flow statements of CCR exposures under the internal model method (IMM) and VaR	N/A	Eligible capital
MR2	RWA flow statements of market risk exposures under an IMA	MR3[1]	RWA flow statements of market risk exposures under IMA
1 Disclosure is not required as of 31 December 2018.

Format of Pillar 3 disclosures

As defined by FINMA, certain Pillar 3 disclosures follow a fixed format, whereas other disclosures are flexible and may be modified to a certain degree to present the most relevant information. Pillar 3 requirements are presented under the relevant FINMA table / template reference (e.g., OVA, OV1, LI1, etc.). Pillar 3 disclosures may also include row labeling (1, 2, 3, etc.) as prescribed by FINMA. Naming conventions used in our Pillar 3 disclosures are based on the FINMA guidance and may not reflect UBS naming conventions.

The FINMA-defined asset classes used within this Pillar 3 report are as follows:

–   Central governments and central banks, consisting of exposures relating to governments at the level of the nation state and their central banks. The European Union is also treated as a central government.

–   Banks and securities dealers, consisting of exposures to legal entities holding a banking license and securities firms subject to adequate supervisory and regulatory arrangements, including risk-based capital requirements. Securities firms can only be assigned to this asset class if they are subject to a supervision equivalent to that of banks.

–   Public sector entities, multilateral development banks, consisting of exposures to institutions established on the basis of public law in different forms, such as administrative entities or public companies as well as regional governments, the BCBS, the International Monetary Fund, the European Central Bank and eligible multilateral development banks recognized by FINMA.

–   Corporates: specialized lending, consisting of exposures relating to income-producing real estate and high-volatility commercial real estate, commodities finance, project finance and object finance.

–   Corporates: other lending, consisting of all exposures to corporates that are not specialized lending. This asset class includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies and funds (including managed funds).

–   Retail: residential mortgages, consisting of residential mortgages, regardless of exposure size, if the owner occupies or rents out the mortgaged property.

–   Retail: qualifying revolving retail exposures, consisting of unsecured and revolving credits to individuals that exhibit appropriate loss characteristics relating to credit card relationships at UBS.

–   Retail: other, consisting primarily of Lombard lending that represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.

–   Equity: consisting of instruments that have no stated or predetermined maturity and represents a residual interest in the net assets of an entity.

–   Other assets: consisting of the remainder of exposures to which UBS is exposed, mainly non-counterparty-related assets.

Governance over Pillar 3 disclosures

The Board of Directors (BoD) and senior management are responsible for establishing and maintaining an effective internal control structure over the disclosure of financial information, including Pillar 3 disclosures. In line with BCBS and FINMA requirements, we have a BoD-approved Pillar 3 disclosure governance policy in place, which includes information on the key internal controls and procedures designed to govern the preparation, review and sign-off of Pillar 3 disclosures. This Pillar 3 report has been verified and approved in line with this policy.

Risk management framework

Our Group-wide risk management framework is applied across all risk types. The table below presents an overview of risk management disclosures that are provided separately in our Annual Report 2018.

Annual |

OVA – Bank risk management approach
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Business model and risk profile	Our strategy, business model and environment	–	Risk factors	50–61
		–	Current market climate and industry trends	29–31
	Risk, treasury and capital management	–	Overview of risks arising from our business activities	119–120
		–	Risk categories	121
		–	Top and emerging risks	122
		–	Risk appetite framework	125–128
		–	Risk measurement	130–132
		–	Credit risk – Key developments, Main sources of credit risk, Overview of measurement, monitoring and management techniques	133
		–	Market risk – Key developments, Main sources of market risk, Overview of measurement, monitoring and management techniques	154
		–	Interest rate risk in the banking book	159–163
		–	Other market risk exposures	163–164
		–	Country risk framework	165
		–	Operational risk framework	171
		–	Risk management and control principles	126
Risk governance	Risk, treasury and capital management	–	Risk categories	121
		–	Risk governance	123–124
		–	Treasury management – Strategy, objectives and governance	173
		–	Capital management – Capital management objectives, planning and activities	194–195
Communication and enforcement of risk culture within the bank	Risk, treasury and capital management	–	Risk governance	123–124
		–	Risk appetite framework	125–128
		–	Internal risk reporting	129
		–	Operational risk framework	171
Scope and main features of risk measurement systems	Risk, treasury and capital management	–	Risk measurement	130–132
		–	Credit risk – Overview of measurement, monitoring and management techniques	133
		–	Market risk – Overview of measurement, monitoring and management techniques	154
		–	Country risk exposure measure	165
		–	Advanced measurement approach model	172
Risk information reporting	Risk, treasury and capital management	–	Risk governance	123–124
		–	Internal risk reporting	129
		–	Risk management and control principles	126
Stress testing	Risk, treasury and capital management	–	Risk appetite framework	125–128
		–	Stress testing	130–131
		–	Credit risk models – Stress loss	149–150
		–	Market risk stress loss	155
		–	Interest rate risk in the banking book	159–163
		–	Other market risk exposures	163–164
		–	Assets and liquidity management – Stress testing	181
Strategies and processes applied to manage, hedge and mitigate risks	Risk, treasury and capital management	–	Credit risk – Overview of measurement, monitoring and management techniques	133
		–	Credit risk mitigation	143–145
		–	Market risk – Overview of measurement, monitoring and management techniques	154
		–	Value-at-risk	155–158
		–	Interest rate risk in the banking book	159–163
		–	Other market risk exposures	163–164
		–	Country risk exposure	165–169
		–	Operational risk framework	171
		–	Liabilities and funding management	182–186
		–	Currency management	192
		–	Risk management and control principles	126
	Consolidated financial statements	–	Note 11 Derivative instruments	395–399

p

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the FINMA.

The table below provides a summary of the approaches we use for the main risk categories to determine the regulatory risk exposure and RWA. Our RWA are calculated according to the BCBS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
I. Credit risk
Credit risk

Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its contractual obligations toward UBS arising from transactions such as loans, debt securities held in our banking book and undrawn credit facilities.

Refer to section 4 Credit risk

Exposure at default (EAD) is the amount we expect a counterparty to owe us at the time of a possible default. For banking products, the EAD generally equals the IFRS carrying value as of the reporting date. The EAD is expected to remain constant over the 12-month period. For loan commitments, a credit conversion factor is applied to model expected future drawdowns over the 12-month period.

We apply two approaches to measure credit risk RWA:

– Advanced internal ratings-based (A-IRB) approach,  applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal probability of default and loss given default estimates.

– Standardized approach (SA), generally based on external ratings for a subset of our credit portfolio where internal measures are not available.

Non-counterparty- related risk

Non-counterparty-related risk (NCPA) denotes the risk of a loss arising from changes in value or from liquidation of assets not linked to any counterparty, for example, premises, equipment and software, and deferred tax assets on temporary differences.

Refer to section 2 Regulatory exposures and risk-weighted assets.

		The IFRS carrying value is the basis for measuring NCPA exposure.	We measure non-counterparty-related risk RWA by applying prescribed regulatory risk weights to the NCPA exposure.
Equity positions in the banking book

Risk from equity positions in the banking book refers to the investment risk arising from equity positions and other relevant investments or instruments held in our banking book.

Refer to section 4 Credit risk

		The IFRS carrying value is the basis for measuring risk exposure for equity securities held in our banking book, but reflecting a net position.	We measure the RWA from equity positions in the banking book by applying prescribed regulatory risk weights to our listed and unlisted equity exposures.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
II. Counterparty credit risk
Counterparty credit risk

Counterparty credit risk is the risk that a counterparty for over-the-counter (OTC) derivatives, exchange-traded derivatives (ETD) or securities financing transactions (SFTs) will default before the final settlement of a transaction and cause a loss to the bank if the transaction has a positive economic value at the time of default.

Refer to section 5 Counterparty credit risk.

We primarily use internal models to measure counterparty credit risk exposures to third parties. All internal models are approved by FINMA.

– For OTC derivatives and ETD we apply the effective expected positive exposure (EEPE) and stressed expected positive exposure (stressed EPE) as defined in the Basel III framework.

– For SFTs we apply the close-out period approach.

In certain instances where risk models are not available:

– Exposure on OTC derivatives and ETD is calculated considering the net positive replacement values and potential future exposure.

– Exposure for SFTs is based on the IFRS carrying value, net of collateral mitigation.

We apply two approaches to measure counterparty credit risk RWA:

– Advanced internal ratings-based (A-IRB) approach, applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal counterparty ratings and loss given default estimates.

– Standardized approach (SA), generally based on external ratings for a subset of our credit portfolio, where internal measures are not available.

We apply an additional credit valuation adjustment (CVA) capital charge to hold capital against the risk of mark-to-market losses associated with the deterioration of counterparty credit quality.

Settlement risk

Settlement risk is the risk of loss resulting from transactions that involve exchange of value (e.g., security versus cash) where we must deliver without first being able to determine with certainty that we will receive the countervalue.

Refer to section 2 Regulatory exposures and risk-weighted assets.

		The IFRS carrying value is the basis for measuring settlement risk exposure.	We measure settlement risk RWA through the application of prescribed regulatory risk weights to the settlement risk exposure.
III. Securitization exposures in the banking book
Securitization exposures in the banking book	Exposures arising from traditional and synthetic securitizations held in our banking book. Refer to section 7 Securitizations.	The IFRS carrying value after eligible regulatory credit risk mitigation and credit conversion factor is the basis for measuring securitization exposure.

We apply the following approaches to measure securitization exposure RWA:

– Internal ratings-based approach (SEC-IRBA),  considering the advanced IRB risk weights, if the securitized pool largely consists of IRB positions and internal ratings are available.

– External ratings-based approach (SEC-ERBA), in case the IRB approach cannot be applied, risk weights are applied based on external ratings, provided that we are able to demonstrate our expertise in critically reviewing and challenging the external ratings.

– Standardized approach (SEC-SA) or 1,250% risk weight factor, in case none of the aforementioned approaches can be applied, we would apply the standardized approach where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%.

For re-securitization exposures we apply either the standardized approach or a risk weight factor of 1,250%.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
IV. Market risk
Value-at-risk (VaR)

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. For regulatory VaR, the holding period is 10 days and the confidence level is 99%.

Refer to section 8 Market risk.

The VaR component of market risk RWA is calculated by taking the maximum of the period-end VaR and the product of the average VaR for the 60 trading days immediately preceding the period end and a VaR multiplier. The quantity is then multiplied by a risk weight factor of 1,250% to determine RWA. The VaR multiplier is dependent on the number of VaR backtesting exceptions within the most recent 250-business-day window.

Stressed VaR (SVaR)

SVaR is a 10-day 99% VaR measure that is estimated with model parameters that are calibrated to historical data covering a one-year period of significant financial stress relevant to the firm’s current portfolio.

Refer to section 8 Market risk.

The derivation of SVaR RWA is similar to the one explained above for VaR. Unlike VaR, SVaR is computed weekly, and as a result the average SVaR is computed over the most recent 12 observations.
Add-on for risks-not-in-VaR (RniV)

Potential risks that are not fully captured by our VaR model are referred to as RniV. We have a framework to identify and quantify these potential risks and underpin them with capital.

Refer to section 8 Market risk.

Our RniV framework is used to derive the RniV-based component of the market risk RWA, which is approved by FINMA. Starting in the second quarter of 2018, RniV and RWA resulting from RniV are recalibrated on a monthly basis.

As the RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

Incremental risk charge (IRC)

The IRC represents an estimate of the default and rating migration risk of all trading book positions with issuer risk, except for equity products and securitization exposures, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8 Market risk.

The IRC is calculated weekly, and the results are used to derive the IRC-based component of the market risk RWA. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier.

Comprehensive risk measure (CRM)

The CRM is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8 Market risk.

The CRM is calculated weekly, and the results are used to derive the CRM-based component of the market risk RWA. The calculation is subject to a floor equal to 8% of the equivalent capital charge under the specific risk measure (SRM) for the correlation trading portfolio.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
Securitization / re-securitization in the trading book	Risk arising from traditional and synthetic securitizations held in our trading book. Refer to section 7 Securitizations and section 7 Market risk.	The exposure is equal to the fair value of the net long or short securitization position.

We measure trading book securitization RWA using two approaches:

– Ratings-based approach, applying risk weights based on external ratings.

– Supervisory formula approach, considering the
A-IRB risk weights for certain exposures where external ratings are not available.

V. Operational risk
Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including cyber risk. Operational risk includes, among others, legal risk, conduct risk and compliance risk.

Refer to section 9 Operational risk.

We use the advanced measurement approach to measure operational risk RWA in accordance with FINMA requirements.

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the fourth quarter of 2018

Quarterly | The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. During the fourth quarter of 2018, common equity tier 1 (CET1) capital decreased by USD 0.7 billion to USD 34.1 billion, mainly reflecting the accruals of capital returns to shareholders. Risk-weighted assets (RWA) increased by USD 6.7 billion to USD 263.7 billion, mainly due to increases of USD 8.3 billion in market risk RWA and USD 2.7 billion in credit risk RWA, partly offset by decreases of USD 3.4 billion in operational risk RWA and USD 1.1 billion in counterparty credit risk RWA. Leverage ratio exposure remained largely stable as in previous quarters.

Effective from 31 December 2018, UBS opted to phase in the effects from IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have a material effect on our CET1 capital as of 31 December 2018.p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,119[2]	34,816	34,116	34,774	36,412
1a	Fully loaded ECL accounting model	34,071	34,816	34,116	34,774
2	Tier 1	46,279	45,972	45,353	46,180	44,562
2a	Fully loaded ECL accounting model Tier 1	46,231	45,972	45,353	46,180
3	Total capital	52,981	52,637	52,450	54,972	53,535
3a	Fully loaded ECL accounting model total capital	52,933	52,637	52,450	54,972
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	263,747	257,041	254,603	266,169	244,559[1]
4a	Total risk-weighted assets (pre-floor)	263,747	257,041	254,603	266,169	244,559
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	12.94	13.55	13.40	13.06	14.89
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	12.92	13.55	13.40	13.06
6	Tier 1 ratio (%)	17.55	17.89	17.81	17.35	18.22
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	17.53	17.89	17.81	17.35
7	Total capital ratio (%)	20.09	20.48	20.60	20.65	21.89
7a	Fully loaded ECL accounting model total capital ratio (%)	20.07	20.48	20.60	20.65
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.08	0.05	0.06	0.03	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.21	0.21	0.20	0.19	0.20
10	Bank G-SIB and/or D-SIB additional requirements (%)	0.75	0.75	0.75	0.75	0.50
11	Total of bank CET1 specific buffer requirements (%)	2.71	2.68	2.68	2.65	1.77
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.44	9.05	8.90	8.56	10.39
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	904,598	915,066	910,383	925,651	910,591[1]
14	Basel III leverage ratio (%)[1]	5.12	5.02	4.98	4.99	4.89
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.11	5.02	4.98	4.99
Liquidity coverage ratio
15	Total HQLA	173,389	176,594	183,202	192,864	185,373
16	Total net cash outflow	127,352	130,750	127,324	141,910	129,566
17	LCR ratio (%)	136	135	144	136	143
1 Based on BCBS Basel III phase-in rules. 2 As of 31 December 2018, IFRS 9 expected credit loss (ECL) effects are considered on a phased-in basis in accordance with the FINMA guidance.

p

Section 2  Regulatory exposures and risk-weighted assets

RWA development in the fourth quarter of 2018

Quarterly | The table below provides an overview of risk-weighted assets (RWA) and the related minimum capital requirement by risk type. During the fourth quarter of 2018, RWA increased by USD 6.7 billion to USD 263.7 billion, mainly due to increases of USD 8.3 billion in market risk RWA and USD 2.7 billion in credit risk RWA, partly offset by decreases of USD 3.4 billion in operational risk RWA and USD 1.1 billion in counterparty credit risk RWA. Information on movements in RWA over the fourth quarter of 2018 is provided on pages 54–55 of our fourth quarter 2018 report and in the respective sections of this report. More information on capital management and RWA, including detail on movements in RWA over 2018, is provided on pages 194–208 of our Annual Report 2018.  p

Quarterly |

OV1: Overview of RWA
		RWA					Minimum capital requirements[2]
USD million		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17[1]	31.12.18
1	Credit risk (excluding counterparty credit risk)	112,991	110,269	109,265	106,115	100,204	9,039
2	of which: standardized approach (SA)[3]	25,972	24,592	24,309	25,128	24,607	2,078
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	87,019	85,677	84,956	80,988	75,597	6,962
6	Counterparty credit risk[4]	34,282	35,394	33,114	33,837	31,062	2,743
7	of which: SA for counterparty credit risk (SA-CCR)[5]	5,415	5,690	6,312	6,381	5,719	433
8	of which: internal model method (IMM)	17,624	18,366	18,548	19,464	17,720	1,410
8a	of which: value-at-risk (VaR)	5,036	4,863	4,458	4,498	4,102	403
9	of which: other CCR	6,207	6,475	3,796	3,494	3,520	497
10	Credit valuation adjustment (CVA)	2,816	2,797	3,496	3,419	3,164	225
11	Equity positions under the simple risk weight approach[6]	3,658	3,601	3,676	3,554	2,429	293
12	Equity investments in funds – look-through approach[7]
13	Equity investments in funds – mandate-based approach[7]
14	Equity investments in funds – fall-back approach[7]
15	Settlement risk	375	322	532	492	379	30
16	Securitization exposures in banking book	709	1,240	1,275	1,196	1,739[8]	57
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	701	1,240	1,274	1,114		56
19	of which securitization standardized approach (SEC-SA)	8	0	1	83		1
20	Market Risk	19,992	11,645	12,500	23,492	12,598	1,599
21	of which: standardized approach (SA)	452	333	364	421	410	36
22	of which: internal model approaches (IMM)	19,541	11,313	12,136	23,072	12,188	1,563
23	Capital charge for switch between trading book and banking book
24	Operational risk	77,558	80,931	80,124	83,308	81,476	6,205
25	Amounts below thresholds for deduction (250% risk weight)[9]	11,365	10,842	10,621	10,755	11,508	909
26	Floor adjustment[10]	0	0	0	0	0	0
27	Total	263,747	257,041	254,603	266,169	244,559	21,100

1 Based on phase-in rules    2 Calculated based on 8% of RWA.    3 Includes non-counterparty-related risk not subject to the threshold deduction treatment (31 December 2018: RWA USD 9,514 million; 30 September 2018: RWA USD 9,382 million; 30 June 2018: RWA USD 9,346 million; 31 March 2018: RWA USD 9,456 million; 31 December 2017: RWA USD 9,180 million). Non-counterparty-related risk (31 December 2018: RWA USD 8,782 million; 30 September 2018: RWA USD 8,800 million; 30 June 2018: RWA USD 8,601 million; 31 March 2018: RWA USD 8,784 million; 31 December 2017: RWA USD 9,551 million), which is subject to the threshold treatment, is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. New regulation for the calculation of RWA for exposure to central counterparties will be implemented by 1 January 2020. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    5 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2020.    6 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (31 December 2018: RWA USD 2,583 million; 30 September 2018: RWA USD 2,041 million; 30 June 2018: RWA USD 2,020 million; 31 March 2018: RWA USD 1,971 million; 31 December 2017: RWA USD 1,957 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    7 New regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    8 Calculated on the basis of the former securitization rules applicable until 31 December 2017.    9 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    10 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions do not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

p

UBS Group AG consolidated

The table below is aligned with the principles applied in “OV1: Overview of RWA,” and presents the net exposure at default (EAD) and RWA by risk type and FINMA-defined asset class, which forms the basis for the calculation of RWA. These exposures are then grouped into the advanced internal ratings-based (A-IRB) / model-based approaches and standardized approach. For credit risk, this defines the method used to derive the risk weight factors, through either internal ratings (A-IRB) or external ratings (standardized approach). The split between A-IRB / model-based approaches and standardized approach for counterparty credit risk refers to the exposure measure, whereas the split in templates CCR3 and CCR4 refers to the risk weighting approach. Market and operational risk RWA are derived using model calculations and are therefore included in the model-based approach columns.

The table provides references to sections in this report containing more information on the specific topics.

Regulatory exposures and risk-weighted assets
31.12.18	A-IRB / model-based approaches			Standardized approaches[2]			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	533,587	87,019	4	56,467	25,972	4	590,054	112,990
Central governments and central banks	139,632	2,537	CR6, CR7	17,854	748	CR4, CR5	157,485	3,285
Banks and securities dealers	15,454	5,272	CR6, CR7	7,456	1,842	CR4, CR5	22,910	7,114
Public-sector entities, multilateral development banks	8,093	769	CR6, CR7	1,232	349	CR4, CR5	9,324	1,118
Corporates: specialized lending	22,858	12,156	CR6, CR7			CR4, CR5	22,858	12,156
Corporates: other lending	60,639	30,588	CR6, CR7	6,467	5,010	CR4, CR5	67,106	35,599
Central counterparties				284	27	CR4, CR5	284	27
Retail	286,912	35,697	CR6, CR7	12,650	8,481	CR4, CR5	299,562	44,178
Residential mortgages	142,413	26,696		6,685	2,884		149,098	29,580
Qualifying revolving retail exposures (QRRE)	1,772	624					1,772	624
Other retail[1]	142,726	8,377		5,966	5,597		148,692	13,974
Non-counterparty-related risk				10,524	9,514	CR4, CR5	10,524	9,514
Property, equipment and software				9,305	9,305		9,305	9,305
Other				1,219	209		1,219	209
Counterparty credit risk[2]	83,202	22,660	5	85,179	11,622	5	168,381	34,282
Central governments and central banks	6,068	693	CCR3, CCR4	2,997	353	CCR3, CCR4	9,065	1,046
Banks and securities dealers	16,843	5,118	CCR3, CCR4	3,166	955	CCR3, CCR4	20,009	6,073
Public-sector entities, multilateral development banks	1,988	249	CCR3, CCR4	670	39	CCR3, CCR4	2,658	288
Corporates incl. specialized lending	41,673	16,253	CCR3, CCR4	16,850	7,849	CCR3, CCR4	58,522	24,102
Central counterparties	16,630	346		51,139	1,795		67,769	2,142
Retail				10,358	631	CCR3, CCR4	10,358	631
Credit valuation adjustment (CVA)		1,479	5, CCR2		1,338	5, CCR2		2,816
Equity positions in the banking book (CR)	879	3,658	4, CR10				879	3,658
Settlement risk	58	89		222	285		280	375
Securitization exposure in the banking book				213	709	7	213	709
Market risk		19,541	8	500	452	7, 8	500	19,992
Value-at-risk (VaR)		2,454	MR3					2,454
Stressed value-at risk (SVaR)		5,866	MR3					5,866
Add-on for risks-not-in-VaR (RniV)		8,915	MR3					8,915
Incremental risk charge (IRC)		2,299	MR3					2,299
Comprehensive risk measure (CRM)		7	MR3					7
Securitization / re-securitization in the trading book				500	452	MR1	500	452
Operational risk		77,558						77,558
Amounts below thresholds for deduction (250% risk weight)	975	2,583		3,513	8,782		4,487	11,365
Deferred tax assets				3,513	8,782		3,513	8,782
Significant investments in non-consolidated financial institutions	975	2,583					975	2,583
Total	618,701	214,587		146,094	49,159		764,795	263,747

Regulatory exposures and risk-weighted assets (continued)
30.6.18	A-IRB / model-based approaches			Standardized approaches[2]			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	546,097	84,956	4	51,349	24,309	4	597,446	109,265
Central governments and central banks	144,415	2,747	CR6, CR7	14,293	498	CR4, CR5	158,708	3,245
Banks and securities dealers	16,376	4,660	CR6, CR7	6,726	1,599	CR4, CR5	23,102	6,259
Public-sector entities, multilateral development banks	11,657	874	CR6, CR7	1,602	446	CR4, CR5	13,259	1,320
Corporates: specialized lending	22,534	11,168	CR6, CR7			CR4, CR5	22,534	11,168
Corporates: other lending	60,132	31,118	CR6, CR7	5,376	4,178	CR4, CR5	65,508	35,297
Central counterparties				511	27	CR4, CR5	511	27
Retail	290,983	34,389	CR6, CR7	12,619	8,215	CR4, CR5	303,601	42,604
Residential mortgages	139,175	24,937		6,642	2,626		145,816	27,564
Qualifying revolving retail exposures (QRRE)	1,655	582					1,655	582
Other retail[1]	150,153	8,870		5,977	5,589		156,130	14,459
Non-counterparty-related risk				10,222	9,345	CR4, CR5	10,222	9,345
Property, equipment and software				9,108	9,108		9,108	9,108
Other				1,114	238		1,114	238
Counterparty credit risk[2]	92,858	23,006	5	90,659	10,108	5	183,516	33,114
Central governments and central banks	7,196	879	CCR3, CCR4	2,305	233	CCR3, CCR4	9,501	1,112
Banks and securities dealers	18,761	5,266	CCR3, CCR4	6,518	1,465	CCR3, CCR4	25,280	6,731
Public-sector entities, multilateral development banks	2,590	295	CCR3, CCR4	832	34	CCR3, CCR4	3,422	329
Corporates incl. specialized lending	46,298	16,225	CCR3, CCR4	18,092	5,878	CCR3, CCR4	64,390	22,104
Central counterparties	18,012	341		53,665	1,467		71,677	1,807
Retail				9,246	1,031	CCR3, CCR4	9,246	1,031
Credit valuation adjustment (CVA)		1,799	5, CCR2		1,697	5, CCR2		3,496
Equity positions in the banking book (CR)	882	3,676	4, CR10				882	3,676
Settlement risk	47	216		220	316		267	532
Securitization exposure in the banking book				234	1,275	7	234	1,275
Market risk		12,136	8	390	364	7, 8	390	12,500
Value-at-risk (VaR)		1,652	MR3					1,652
Stressed value-at risk (SVaR)		3,450	MR3					3,450
Add-on for risks-not-in-VaR (RniV)		4,578	MR3					4,578
Incremental risk charge (IRC)		2,399	MR3					2,399
Comprehensive risk measure (CRM)		57	MR3					57
Securitization / re-securitization in the trading book				390	364	MR1	390	364
Operational risk		80,124						80,124
Amounts below thresholds for deduction (250% risk weight)	762	2,020		3,441	8,601		4,203	10,621
Deferred tax assets				3,441	8,601		3,441	8,601
Significant investments in non-consolidated financial institutions	762	2,020					762	2,020
Total	640,646	207,934		146,292	46,669		786,938	254,603

UBS Group AG consolidated

Regulatory exposures and risk-weighted assets (continued)
31.12.17[3]	A-IRB / model-based approaches			Standardized approaches[2]			Total
USD million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	520,414	75,597	4	50,808	24,607	4	571,222	100,204
Central governments and central banks	132,116	2,910	CR6, CR7	13,107	512	CR4, CR5	145,223	3,422
Banks and securities dealers	12,474	2,956	CR6, CR7	6,378	1,498	CR4, CR5	18,852	4,454
Public-sector entities, multilateral development banks	11,695	841	CR6, CR7	2,068	653	CR4, CR5	13,763	1,494
Corporates: specialized lending	23,296	10,207	CR6, CR7			CR4, CR5	23,296	10,207
Corporates: other lending	56,979	25,786	CR6, CR7	5,875	4,523	CR4, CR5	62,854	30,309
Central counterparties				458	25	CR4, CR5	458	25
Retail	283,854	32,897	CR6, CR7	12,687	8,216	CR4, CR5	296,541	41,113
Residential mortgages	138,709	23,692		6,887	2,776		145,596	26,468
Qualifying revolving retail exposures (QRRE)	1,659	578					1,659	578
Other retail[1]	143,486	8,626		5,799	5,440		149,285	14,067
Non-counterparty-related risk[4]				10,236	9,180	CR4, CR5	10,236	9,180
Property, equipment and software				8,999	8,999		8,999	8,999
Other				1,237	181		1,237	181
Counterparty credit risk[2]	106,713	21,823	5	90,880	9,240	5	197,593	31,063
Central governments and central banks	6,147	692	CCR3, CCR4	2,109	279	CCR3, CCR4	8,256	970
Banks and securities dealers	17,652	4,993	CCR3, CCR4	6,880	1,454	CCR3, CCR4	24,531	6,447
Public-sector entities, multilateral development banks	2,996	407	CCR3, CCR4	810	28	CCR3, CCR4	3,806	435
Corporates incl. specialized lending	42,867	15,134	CCR3, CCR4	17,285	5,121	CCR3, CCR4	60,151	20,255
Central counterparties	37,052	597		55,956	1,830		93,008	2,427
Retail				7,841	528	CCR3, CCR4	7,841	528
Credit valuation adjustment (CVA)		2,017	5, CCR2		1,146	5, CCR2		3,164
Equity positions in the banking book (CR)	587	2,429	4, CR10				587	2,429
Settlement risk	71	79		366	300		436	379
Securitization exposure in the banking book	2,352	1,739				7	2,352	1,739
Market risk		12,188	8	291	410	7, 8	291	12,598
Value-at-risk (VaR)		1,656	MR3					1,656
Stressed value-at risk (SVaR)		3,620	MR3					3,620
Add-on for risks-not-in-VaR (RniV)		3,284	MR3					3,284
Incremental risk charge (IRC)		3,547	MR3					3,547
Comprehensive risk measure (CRM)		81	MR3					81
Securitization / re-securitization in the trading book				291	410	MR1	291	410
Operational risk		81,476						81,476
Amounts below thresholds for deduction (250% risk weight)	739	1,958		3,820	9,550		4,559	11,508
Deferred tax assets				3,820	9,550		3,820	9,550
Significant investments in non-consolidated financial institutions	739	1,958					739	1,958
Total	630,875	199,305		146,165	45,254		777,040	244,559

1 Consists primarily of Lombard lending, which represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small business, private clients and other retail customers without mortgage financing.    2 The split between A-IRB / model-based approaches and Standardized approaches for counterparty credit risk refers to the exposure measure, whereas the split in CCR3 and CCR4 refers to the risk weighting approach. As of 31 December 2018, USD 93,933 million of EAD (30 June 2018: USD 109,422 million; 31 December 2017: USD 103,037 million) was subject to the advanced risk weighting approach, and USD 6,679 million of EAD (30 June 2018: USD 2,417 million; 31 December 2017: USD 1,549 million) was subject to the standardized risk weighting approach.    3 Based on phase-in rules.    4 Excludes EAD for deferred tax assets on net operating losses of USD 1,190 million, which is not subject to credit risk RWA calculation.

Section 3  Linkage between financial statements and regulatory exposures

This section provides information about the differences between our regulatory exposures and carrying values presented in our financial statements prepared in accordance with the International Financial Reporting Standards (IFRS). Assets and liabilities presented in our IFRS financial statements may be subject to more than one risk framework as explained further on the next page.

Annual |

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.18	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items:
USD million			Subject to credit risk framework[1]	Subject to counterparty credit risk framework[2]	Subject to securitization framework[3]	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital

Assets
Cash and balances at central banks	108,370	108,370	108,370
Loans and advances to banks	16,868	16,655	15,612	1,043[4]
Receivables from securities financing transactions	95,349	95,349		95,349		122
Cash collateral receivables on derivative instruments	23,602	23,602		23,602		7,271
Loans and advances to customers	320,352	320,405	314,762	5,643[4]
Other financial assets measured at amortized cost	22,563	22,342	22,040	302
Total financial assets measured at amortized cost	587,104	586,723	460,785	125,938		7,393
Financial assets at fair value held for trading	104,370	103,897	9,006[5]	32,121[6]	126	94,764
Derivative financial instruments	126,210	126,219		126,309		115,430
Brokerage receivables	16,840	16,840	4,407	12,434
Financial assets at fair value not held for trading	82,690	61,241	50,637	10,340[7]	87	11,945	8
Total financial assets measured at fair value through profit or loss	330,110	308,197	64,050	181,204	213	222,140	8
Financial assets measured at fair value through other comprehensive income	6,667	6,667	6,666	188[6]
Consolidated participations		77	77
Investments in associates	1,099	1,099	977				122[8]
Property, equipment and software	9,348	9,297	9,297
Goodwill and intangible assets	6,647	6,647					6,647
Deferred tax assets	10,105	10,105	3,412				6,693
Other non-financial assets	7,410	7,400	3,101			4,298
Total assets	958,489	936,212	548,366	307,330	213	233,830	13,470

Liabilities
Amounts due to banks	10,962	10,962					10,962
Payables from securities financing transactions	10,296	10,296				39	10,296
Cash collateral payables on derivative instruments	28,906	28,906		28,906		6,340
Customer deposits	419,838	419,787					419,787
Debt issued measured at amortized cost	132,271	132,264					132,264
Other financial liabilities measured at amortized cost	6,885	6,381					6,381
Total financial liabilities measured at amortized cost	609,159	608,597		28,906		6,379	579,690
Financial liabilities at fair value held for trading	28,943	28,943				28,943
Derivative financial instruments	125,723	125,727		125,757		118,858
Brokerage payables designated at fair value	38,420	38,420					38,420
Debt issued designated at fair value	57,031	57,031				57,031[9]
Other financial liabilities designated at fair value	33,594	11,915				5,452	11,915
Total financial liabilities measured at fair value through profit or loss	283,711	262,037		125,757		210,284	50,335
Provisions	3,494	3,494					3,494
Other non-financial liabilities	9,022	9,007					9,007
Total liabilities	905,386	883,135	0	154,663	0	216,663	642,526

1 Includes non-counterparty-related risk and equity positions in the banking book subject to the simple risk weight method of USD 23,161 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 3 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 531,975 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk and credit risk table CR10 includes equity positions in the banking book, both not subject to the threshold deduction approach.    2 Includes settlement risk, which is not included in section 5 of this report.    3 This column only consists of securitization positions in the banking book. Trading book securitizations are included in column “Subject to market risk framework.”    4 Consists of settlement risk and margin loans, which are both subject to counterparty credit risk.    5 Includes trading portfolio assets in the banking book and traded loans.    6 Includes assets pledged as collateral, since collateral posted is subject to counterparty credit risk.    7 Includes structured reverse repurchase and securities borrowing agreements, as well as other exposures subject to the counterparty credit risk framework.    8 Consists of goodwill on investments in associates of USD 176 million net of a deferred tax liability (DTL) on goodwill of USD 54 million.    9 'Debt issued designated at fair value' is presented under the 'market risk framework' as of 31 December 2018. In prior year's Pillar 3 disclosures, these financial instruments were presented as 'Not subject to capital requirements or subject to deductions from capital'. The revised presentation did not have an effect on capital and capital ratios.

p

UBS Group AG consolidated

Annual | The table on the previous page provides a breakdown of the IFRS balance sheet into the risk types used to calculate our regulatory capital requirements. Receivables and payables from securities financing transactions, cash collateral receivables and payables on derivative instruments, financial assets at fair value held for trading, derivative financial instruments, and financial assets at fair value not held for trading are subject to regulatory capital charges in both the market risk and the counterparty credit risk categories. In addition, financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income include securities that were pledged as collateral. These securities are also considered in the counterparty credit risk framework, as collateral posted is subject to counterparty credit risk. p

Explanation of the difference between the IFRS and regulatory scope of consolidation

Quarterly | The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory capital scope of consolidation as of 31 December 2018 relates to investments in insurance, real estate and commercial companies as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table and such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 31 December 2018, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are consolidated neither under IFRS nor under the regulatory scope. As of 31 December 2018, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk weighted based on applicable threshold rules.

More information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 12–13 and 328–329, respectively, of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors. p

Quarterly |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
31.12.18
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	21,722	41	Life insurance
A&Q Alpha Select Hedge Fund Limited	305	304[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Limited	268	263[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	262	262[2]	Investment vehicle for multiple investors
UBS Life Insurance Company USA	163	43	Life insurance
A&Q Global Alpha Strategies XL Limited	106	52[2]	Investment vehicle for multiple investors

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

p

Annual |

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
31.12.18		Total	Items subject to:
USD million			Credit risk framework	Counterparty credit risk framework	Securitization framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	936,212	548,366[1]	307,330	213	233,830
2	Liabilities carrying value amount under scope of regulatory consolidation[2]	(125,652)		(125,652)
3	Total net amount under regulatory scope of consolidation	810,560	548,366	181,678	213	233,830
4	Off-balance sheet amounts (post CCF; e.g., guarantees, commitments)	68,297	58,565	9,731
5	Differences due to prudential filters	(13,470)
6	PFE, differences in netting and collateral mitigation on derivatives	78,636		78,636
7	SFTs including collateral mitigation	(101,385)		(101,385)
8	Other differences including collateral mitigation in the banking book	(77,842)	(11,511)			(233,330)
9	Exposure amounts considered for regulatory purposes	764,795	595,421	168,661	213	500

1 Includes non-counterparty-related risk and equity positions in the banking book subject to the simple risk weight method of USD 23,161 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 3 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 531,975 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk and credit risk table CR10 includes equity positions in the banking book, both not subject to the threshold deduction approach.    2 Includes the amounts of financial instruments and cash collateral considered as netting per relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    3 Includes exposure amounts considered for regulatory purposes for non-cash collateral provided on derivative transactions.    4 Exposure at default is only calculated for securitization exposures in the trading book, resulting in a difference between carrying values and exposure amounts considered for regulatory purposes. The effect on the total exposure is higher, since certain exposures are subject to regulatory capital charges in both the market risk and the counterparty credit risk categories.

p

Regulatory exposures

Annual | The table above illustrates the key differences between regulatory exposure amounts and accounting carrying values under the regulatory scope of consolidation. In addition to the accounting carrying values, the regulatory exposure amount includes:

–   off-balance sheet amounts (line 4)

–   potential future exposure (PFE) for derivatives, offset by netting where an enforceable master netting agreement is in place, and by eligible financial collateral deductions (line 6)

–   effects from the model calculation of effective expected positive exposure (EEPE) applied to derivatives (line 6)

–   any netting and collateral mitigation on securities financing transactions (SFTs) through the application of the close-out period approach or the comprehensive measurement approach (line 7)

–   effect of collateral mitigation in the banking book (line 8)

The regulatory exposure amount excludes prudential filters (line 5), comprising items subject to deduction from capital, which are not risk weighted. In addition, exposures that are only subject to market risk do not create any regulatory exposure, as their risk is reflected as part of our market risk RWA calculation (line 8).p

UBS Group AG consolidated

Fair value measurement

The table below references more information on fair value measurement, which is provided in our Annual Report 2018.

Annual |

Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Valuation methodologies applied, including mark-to-market and mark-to-model methodologies in use	Consolidated financial statements	–	Note 24a Valuation principles	429–430
		–	Note 24c Fair value hierarchy	431–437
		–	Note 24f Level 3 instruments: valuation techniques and inputs	441–443
Description of the independent price verification process	Consolidated financial statements	–	Note 24b Valuation governance	430
Procedures for valuation adjustments or reserves for valuing trading positions by type of instrument	Consolidated financial statements	–	Note 24d Valuation adjustments	437–439

p

Section 4  Credit risk

Introduction

This section provides information on the exposures subject to the Basel III credit risk framework, as presented in the “Regulatory exposures and risk-weighted assets” table on pages 16–18  of this report. Information on counterparty credit risk is reflected in the “Counterparty credit risk” section on pages 55–66  of this report. Securitization positions are reported in the “Securitizations” section on pages 72–79  of this report.

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may therefore differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that defined under International Financial Reporting Standards (IFRS).

Credit risk exposure categories

Annual | The definitions of the FINMA-defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section have been updated to reflect the new IFRS balance sheet structure under IFRS 9.

The Pillar 3 category “Loans” comprises financial instruments held with the intent to collect the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   balances at central banks

–   loans and advances to banks

–   loans and advances to customers

–   other financial assets measured at amortized cost, excluding money market instruments, checks and bills and other debt instruments

–   traded loans in the banking book that are included within Financial assets at fair value held for trading

–   brokerage receivables

–   loans including structured loans that are included within Financial assets at fair value not held for trading

–   other non-financial assets

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   money market instruments, checks and bills and other debt instruments that are included within Other financial assets measured at amortized cost

–   financial assets at fair value held for trading, excluding traded loans

–   financial assets at fair value not held for trading, excluding loans

–   financial assets measured at fair value through other comprehensive income

p

This section is organized in seven sub-sections.

Credit risk management

Annual | Includes a reference to disclosures on our risk management objectives and risk management process, our organizational structure and our risk governance. p

Credit risk exposure and credit quality of assets

Annual | Semiannual | Provides information on our credit risk exposures and credit quality of assets. pp

Credit risk mitigation

Annual | Semiannual | Refers to disclosures on policies and processes for collateral evaluation and management, the use of netting and credit risk mitigation instruments. We also disclose information on our credit risk mitigation (CRM) techniques used to reduce credit risk for loans and debt securities. All secured exposures are presented in a table, irrespective of whether the standardized approach or the A-IRB approach is used for the risk-weighted assets (RWA) calculation.pp

Credit risk under the standardized approach

Annual | Semiannual | Provides information on the use of external credit assessment institutions (ECAI) to determine risk weightings applied to rated counterparties, as well as quantitative information on credit risk exposures and the effect of CRM under the standardized approach. pp

Credit risk under internal risk-based approaches

Annual | Semiannual | Refers to disclosures on our internal risk-based models used to calculate RWA, including information on internal model development and control, as well as characteristics of our models. Includes tables that provide information on credit risk exposures under the A-IRB approach, including the main parameters used in A-IRB models for the calculation of capital requirements, presented by portfolio and probability of default (PD) range. pp

Credit risk risk-weighted assets under the A-IRB approach

Quarterly | Comprises disclosures on the quarterly credit risk RWA development under the A-IRB approach. p

Backtesting

Annual | Refers to disclosures on backtesting.  p

UBS Group AG consolidated

Credit risk management

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2018.

Annual |

CRA – Credit risk management
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Translation of the business model into the components of the bank’s credit risk profile	Risk, treasury and capital management	–	Key risks, risk measures and performance by business division and Corporate Center unit	120
		–	Risk categories, Risk definitions	121
		–	Credit risk profile of the Group	134
		–	Main sources of credit risk	133
	Consolidated financial statements	–	Note 23 d) Maximum exposure to credit risk	421–422
Criteria and approach used for defining credit risk management policy and for setting credit risk limits	Risk, treasury and capital management	–	Risk governance	123–124
		–	Risk appetite framework	125–128
		–	Risk measurement	130–132
		–	Credit risk – Overview of measurement, monitoring and management techniques	133
Structure and organization of the credit risk management and control function	Risk, treasury and capital management	–	Risk governance	123–124
Interaction between the credit risk management, risk control, compliance and internal audit functions	Risk, treasury and capital management	–	Risk governance	123–124
		–	Risk appetite framework	125–128
Scope and content of the reporting on credit risk exposure to the executive management and to the board of directors	Risk, treasury and capital management	–	Risk governance	123–124
		–	Internal risk reporting	129
		–	Credit risk profile of the Group	134
		–	Risk appetite framework	125–128

p

Credit risk exposure and credit quality of assets

Amounts shown in the tables below are IFRS carrying values according to the regulatory scope of consolidation that are subject to the credit risk framework. Comparative prior-period information has not been disclosed due to the adoption of IFRS 9, effective prospectively from 1 January 2018.

Annual |

CRB: Breakdown of exposures by industry
31.12.18
USD million	Banks	Construc- tion	Electricity, gas, water supply	Financial services	Hotels and restaurants	Manufac- turing[2]	Mining	Private households	Public authorities	Real estate and rentals	Retail and wholesale[3]	Services	Other[4]	Total carrying value of assets
Balances at central banks	107,622													107,622
Loans and advances to banks[1]	15,612													15,612
Loans and advances to customers[1]		2,005	777	58,944	1,806	3,963	571	196,407	2,366	14,982	7,103	20,449	5,390	314,762
Other financial assets measured at amortized cost	2,350	127	1	2,560	7	280	10	4,503	8,698	305	124	2,292	441	21,698
Total financial assets measured at amortized cost	125,584	2,132	779	61,505	1,812	4,244	581	200,910	11,063	15,287	7,227	22,741	5,831	459,695
Financial assets at fair value held for trading	93	20	76	224	2	121	25		7,777	226	23	96	52	8,735
Brokerage receivables	7	42	19	322	4		4	3,360			36	573	40	4,407
Financial assets at fair value not held for trading	13,505	0	1	11,752			16	1,284	22,468	291	0	106	30	49,452
Total financial assets measured at fair value through profit or loss	13,606	62	96	12,297	6	121	45	4,644	30,246	517	58	775	121	62,594
Financial assets measured at fair value through other comprehensive income	209			3,931				50	2,473			4		6,666
Other non-financial assets	300			53				419	1,248	1		971	28	3,021
Total	139,699	2,194	875	77,786	1,818	4,365	626	206,022	45,030	15,805	7,285	24,491	5,980	531,975
1 Loan exposure is reported in line with the IFRS definition. 2 Includes the chemicals industry. 3 Includes the food and beverages industry. 4 Consists of Transport, storage, communications and other.

p

Annual | The table below provides a breakdown of our credit risk exposures by geographical area. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Breakdown of exposures by geographical area
31.12.18
USD million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total carrying value of assets
Balances at central banks	6,528			15,655	70,008	15,430	107,622
Loans and advances to banks[1]	4,485	155	461	5,870	261	4,380	15,612
Loans and advances to customers[1]	23,068	5,525	4,526	81,028	164,390	36,225	314,762
Other financial assets measured at amortized cost	404	33	19	16,988	1,995	2,259	21,698
Total financial assets measured at amortized cost	34,486	5,714	5,006	119,541	236,655	58,294	459,695
Financial assets at fair value held for trading	1,754	631	8	3,384	30	2,928	8,735
Brokerage receivables	6	55	14	4,278	11	43	4,407
Financial assets at fair value not held for trading	16,196			16,741	2,431	14,084	49,452
Total financial assets measured at fair value through profit or loss	17,956	686	21	24,403	2,472	17,055	62,594
Financial assets measured at fair value through other comprehensive income	439	76		6,151			6,666
Other non-financial assets	134	29	4	481	295	2,078	3,021
Total	53,015	6,504	5,032	150,575	239,422	77,427	531,975
1 Loan exposure is reported in line with IFRS definition.

p

UBS Group AG consolidated

Annual | The table below provides a breakdown of our credit risk exposure by residual maturity. Residual maturity is presented based on contract end date and does not include potential early redemption features. p

Annual |

CRB: Breakdown of exposures by residual maturity
31.12.18
USD million	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total carrying value of assets
Balances at central banks	107,622			107,622
Loans and advances to banks[1]	15,559	34	19	15,612
Loans and advances to customers[1]	178,182	89,294	47,286	314,762
Other financial assets measured at amortized cost	6,811	6,545	8,342	21,698
Total financial assets measured at amortized cost	308,174	95,874	55,647	459,695
Financial assets at fair value held for trading	488	1,453	6,793	8,735
Brokerage receivables	4,407			4,407
Financial assets at fair value not held for trading	28,597	18,668	2,188	49,452
Total financial assets measured at fair value through profit or loss	33,492	20,121	8,981	62,594
Financial assets measured at fair value through other comprehensive income	1,077	1,409	4,180	6,666
Other non-financial assets	1,709	1,312		3,021
Total	344,452	118,716	68,808	531,975
1 Loan exposure is reported in line with the IFRS definition.

p

Policies for past-due, non-performing and credit-impaired claims

Annual | We have adopted IFRS 9, Financial Instruments, effective as of 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement,  and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

In line with the regulatory definition, we report a claim as non-performing when (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment.

UBS applies a single definition of default for classifying assets and determining the PD of its obligors for risk modeling purposes. The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for certain exposures in relation to loans to private and commercial clients in Personal & Corporate Banking, and to private clients of Global Wealth Management Region Switzerland. UBS does not consider the general 90-day presumption for default recognition appropriate for these latter portfolios based on an analysis of the cure rates, which demonstrated that strict application of the 90-day criterion would not accurately reflect the inherent credit risk. Counterparties are also classified as defaulted when bankruptcy, insolvency proceedings or enforced liquidation have commenced; obligations have been restructured on preferential terms (forbearance); or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If a counterparty is defaulted, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is identified as purchased or originated credit-impaired (POCI). An instrument is POCI if it has been purchased with a material discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCIs), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period.

The tables below provide a breakdown of impaired exposures by geographical region and industry. The amounts shown are IFRS carrying values. The geographical distribution is based on the legal domicile of the counterparty or issuer.p

Annual |

CRB: Credit-impaired exposures by industry
31.12.18
USD million	Credit-impaired exposures, gross (Stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Banks	3	(3)	0	0
Construction	33	(12)	21	(9)
Electricity, gas, water supply	14	(2)	13	(1)
Financial services	164	(48)	115	(7)
Hotels and restaurants	69	(11)	58	0
Manufacturing[1]	207	(110)	98	(81)
Mining	87	(31)	56	(5)
Private households	1,035	(151)	884	(29)
Public authorities	28	(7)	21	0
Real estate and rentals	519	(51)	467	0
Retail and wholesale[2]	251	(182)	69	(4)
Services	117	(39)	78	(5)
Transport, storage, communications and other	359	(12)	347	(67)
Total	2,886	(659)	2,227	(210)

31.12.17[3]
USD million	Impaired financial instruments	Specific allowances	Impaired financial instruments net of specific allowances	Collective allowances	Total allowances	Write-offs for the year ended
Total[3]	1,669	(718)	951	(13)	(731)	(120)

1 Includes the chemicals industry    2 Includes the food and beverages industry.    3 Prior-period information is presented under IAS 39 requirements. However, it now includes exposures presented within table CR1 in the 30 June 2018 Pillar 3 report - UBS Group and significant related subsidiaries and sub-groups of USD 361 million, with associated allowances of USD 19 million.

p

UBS Group AG consolidated

Annual | The table below provides a breakdown of our credit risk exposures by geographical region. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Credit-impaired exposures by geographical area
31.12.18
USD million	Credit-impaired exposures, gross (Stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Asia Pacific	79	(43)	36	(11)
Latin America	67	(45)	23	0
Middle East and Africa	10	(2)	8	0
North America	742	(121)	621	(24)
Switzerland	1,696	(330)	1,366	(51)
Rest of Europe	292	(118)	174	(123)
Total	2,886	(659)	2,227	(210)

31.12.17[1]
USD million	Impaired financial instruments	Specific allowances	Impaired financial instruments net of specific allowances	Collective allowances	Total allowances	Write-offs for the year ended
Total	1,669	(718)	951	(13)	(731)	(120)

1 Prior-period information is presented under IAS 39 requirements. However, it now includes exposures presented within table CR1 in the 30 June 2018 Pillar 3 report - UBS Group and significant related subsidiaries and sub-groups of USD 361 million, with associated allowances of USD 19 million.

p

Semiannual | The table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. With the implementation of IFRS 9, the “Allowances / impairments” columns were enhanced to reflect expected credit loss (ECL) allowances and provisions related to stages 1–3 as of 30 June 2018 and 31 December 2018. Comparative numbers as of 31 December 2017 are based on the incurred loss model of IAS 39, Financial Instruments: Recognition and Measurement,  and were largely comparable to the IFRS 9 stage 3 allowances and provisions. More information on the net value movements related to Loans and Debt securities shown in the table below is provided on page 31 in the “CR3: Credit risk mitigation techniques – overview” table.p

Semiannual |

CR1: Credit quality of assets
		Gross carrying values of:						Allowances / impairments							Net values
USD million		Defaulted exposures			Non-defaulted exposures			Stage 3 (credit-impaired)		Stage 1 & 2		Total
		31.12.18¹	30.6.18	31.12.17	31.12.18	30.6.18	31.12.17	31.12.18	30.6.18	31.12.18	30.6.18	31.12.18	30.6.18	31.12.17	31.12.18	30.6.18	31.12.17
1	Loans²	2,886	2,912	2,856	460,119	457,110	439,606	(659)	(753)	(272)³	(276)³	(931)	(1,029)	(698)	462,073	458,994	441,765
2	Debt securities				69,902	77,930	74,282								69,902	77,930	74,282
3	Off-balance sheet exposures	383	302	281	304,595	315,673	207,304	(34)	(26)	(82)	(86)	(116)	(112)	(34)	304,863	315,863	207,550
4	Total	3,269	3,215	3,137	834,616	850,713	721,191	(693)	(779)	(354)	(362)	(1,047)	(1,141)	(731)	836,838	852,786	723,596

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to “Note 9 Expected credit loss measurement“ and “Note 19 Transition to IFRS 9 as of 1 January 2018” of our second quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors for more information on IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section, for more information on the classification of Loans and Debt securities.    3 Excludes ECL on exposures subject to counterparty credit risk (31 December 2018: USD 3.6 million; 30 June 2018: USD 2 million).

p

Semiannual | The total amount of defaulted loans and debt securities amounted to USD 3.3 billion as of 31 December 2018. The net increase of USD 54 million was driven by the gross USD 381 million increase in total defaulted exposures compared with 30 June 2018, mainly driven by various corporate clients in Switzerland, partly offset by amounts written off, defaulted loans returned to non-defaulted status and other changes. p

Semiannual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 31.12.18	For the half year ended 30.6.18
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,215	3,137
2	Loans and debt securities that have defaulted since the last reporting period	381	414
3	Returned to non-defaulted status	(56)	(147)
4	Amounts written off	(172)	(38)
5	Other changes	(99)	(151)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	3,269	3,215

p

UBS Group AG consolidated

Annual | The table below shows a breakdown of total loan balances where payments have been missed. The amount of past-due mortgage loans was not significant compared with the overall size of the mortgage portfolio. Amounts in the table below are IFRS carrying values and include the IFRS balance sheet lines Loans and advances to customers and loans and advances to banks. p

Annual |

CRB: Past due exposures
USD million	31.12.18	31.12.17
1–10 days	53	133
11–30 days	98	119
31–60 days	74	133
61–90 days	39	201
>90 days	1,535	1,049
of which: mortgage loans	474[1]	421[1]
Total	1,800	1,635
1 Total mortgage loans: USD 165,398 million (31 December 2017: 157,705 million).

p

Restructured exposures

Annual | Under imminent payment default or where default has already occurred, we may grant concessions to borrowers in financial difficulties that we would otherwise not consider in the normal course of our business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified in default. Forbearance classification will remain, until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed our risk appetite.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within our usual risk appetite, are not considered to be forborne.

Refer to pages 151 –153 in our Annual Report 2018 for more information on our policies for restructured exposures.

The table below provides more information on restructured exposures as of 31 December 2018. p

Annual |

CRB: Breakdown of restructured exposures between credit-impaired and non-credit-impaired
	Credit-impaired		Non-credit-impaired		Total
USD million	31.12.18	31.12.17	31.12.18	31.12.17	31.12.18	31.12.17
Restructured exposures	1,114	411		755	1,114	1,166

p

Credit risk mitigation

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2018.

Annual |

CRC – Credit risk mitigation
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Core features of policies and processes for, and an indication of the extent to which the bank makes use of, on- and off-balance sheet netting	Risk, treasury and capital management	–	Traded products	141–142
	Consolidated financial statements	–	Note 11 Derivative instruments	395–399
		–	Note 27 Offsetting financial assets and financial liabilities	455
		–	Note 1a item 3i Netting	346
Core features of policies and processes for collateral evaluation and management	Risk, treasury and capital management	–	Credit risk mitigation	143–145
Information about market or credit risk concentrations under the credit risk mitigation instruments used	Risk, treasury and capital management	–	Risk concentrations	132
		–	Credit risk mitigation	143–145
	Consolidated financial statements	–	Note 11 Derivative instruments	395–399

p

Additional information on counterparty credit risk mitigation is provided in the “Counterparty credit risk” section on pages 55–66 of this report.

Semiannual | The table below provides a breakdown of unsecured and partially or fully secured exposures, including security type, for the categories Loans  and Debt securities.

The total carrying amount of loans increased by USD 3 billion to USD 462 billion in the second half of 2018. This was driven by an increase of USD 5 billion in cash and balances at central banks, mainly resulting from client-driven activity that affected funding consumption by the business divisions, contributing to unsecured exposures. This was partly offset by a decrease of USD 2 billion primarily as a result of lower lending in Global Wealth Management. The total carrying value of debt securities decreased by USD 8 billion to USD 69.9 billion mainly resulting from net transfers out of high-quality government bills and bonds held at fair value into SFTs in Group Asset and Liability Management (Group ALM).p

Semiannual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

31.12.18
1	Loans[2]	145,458	316,615	462,073	304,900	1,204	38
2	Debt securities	69,902		69,902
3	Total	215,360	316,615	531,975	304,900	1,204	38
4	of which: defaulted	412	1,815	2,227	1,215	320

30.6.18
1	Loans[2]	138,563	320,431	458,994	308,335	1,349	19
2	Debt securities	77,929		77,929
3	Total	216,492	320,431	536,923	308,335	1,349	19
4	of which: defaulted	667	1,493	2,160	1,055	255

31.12.17
1	Loans[2]	121,582	320,183	441,765	308,412	1,382	45
2	Debt securities	74,281		74,281
3	Total	195,864	320,183	516,046	308,412	1,382	45
4	of which: defaulted	737	1,422	2,158	892	295

1 Exposures in this table represent carrying values in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section, for more information on the classification of Loans and Debt securities.

p

UBS Group AG consolidated

Standardized approach – credit risk mitigation

Semiannual | The table below illustrates the effect of credit risk mitigation on the calculation of capital requirements under the standardized approach. p

Semiannual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
		Exposures before CCF and CRM[1]			Exposures post CCF and CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

31.12.18
Asset classes[2]
1	Central governments and central banks	17,859		17,859	17,851		17,851	746	4.2
2	Banks and securities dealers	6,749	1,179	7,928	6,733	722	7,456	1,842	24.7
3	Public-sector entities and multilateral development banks	1,180	277	1,457	1,179	55	1,235	351	28.4
4	Corporates	6,146	4,523	10,669	6,087	722	6,810	5,058	74.3
5	Retail	12,786	4,230	17,016	12,437	155	12,592	8,461	67.2
6	Equity
7	Other assets	10,524		10,524	10,524		10,524	9,513	90.4
8	Total	55,244	10,208	65,452	54,812	1,655	56,467	25,972	46.0

30.6.18
Asset classes[2]
1	Central governments and central banks	14,287		14,287	14,286		14,286	494	3.5
2	Banks and securities dealers	6,285	903	7,188	6,284	442	6,725	1,599	23.8
3	Public-sector entities and multilateral development banks	1,555	279	1,834	1,553	56	1,608	450	28.0
4	Corporates	5,555	3,744	9,299	5,537	439	5,976	4,236	70.9
5	Retail	14,263	3,387	17,650	12,280	252	12,532	8,185	65.3
6	Equity
7	Other assets	10,222		10,222	10,222		10,222	9,345	91.4
8	Total	52,167	8,314	60,480	50,161	1,188	51,349	24,309	47.3

31.12.17
Asset classes[2]
1	Central governments and central banks	13,076		13,076	13,075		13,075	483	3.7
2	Banks and securities dealers	5,837	1,057	6,894	5,834	554	6,389	1,514	23.7
3	Public-sector entities and multilateral development banks	1,932	289	2,221	1,929	143	2,072	655	31.6
4	Corporates	6,416	3,808	10,225	5,964	479	6,444	4,591	71.3
5	Retail	14,381	3,080	17,460	12,422	171	12,593	8,183	65.0
6	Equity
7	Other assets	10,236		10,236	10,236		10,236	9,181	89.7
8	Total	51,876	8,235	60,111	49,459	1,348	50,808	24,607	48.4
1 Exposures in this table represent carrying values in accordance with the regulatory scope of consolidation. 2 The CRM effect is reflected on the original asset class.

p

IRB approach – credit derivatives used as credit risk mitigation

Semiannual | We actively manage the credit risk in our corporate loan portfolios by utilizing credit derivatives. Single-name credit derivatives that fulfill the operational requirements prescribed by FINMA are recognized in the RWA calculation using the PD or rating (and asset class) assigned to the hedge provider. The PD (or rating) substitution is only applied in the RWA calculation when the PD (or rating) of the hedge provider is lower than the PD (or rating) of the obligor. In addition, default correlation between the obligor and hedge provider is taken into account through the double default approach. Credit derivatives with tranched cover or first-loss protection are recognized through the securitization framework. Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section on page 66 of this report for notional and fair value information on credit derivatives used as credit risk mitigation. p

Semiannual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques[1]
		31.12.18		30.6.18		31.12.17
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	2,502	2,500	2,728	2,722	2,786	2,775
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,240	5,240	4,561	4,561	2,722	2,722
5	Public-sector entities, multilateral development banks – FIRB
6	Public-sector entities, multilateral development banks – AIRB	798	798	902	902	874	874
7	Corporates: Specialized lending – FIRB
8	Corporates: Specialized lending – AIRB	12,172	12,172	11,319	11,319	10,273	10,273
9	Corporates: Other lending – FIRB
10	Corporates: Other lending – AIRB	31,083	30,612	31,960	31,487	26,832	26,055
11	Retail: mortgage loans	26,696	26,696	24,964	24,964	23,692	23,692
12	Retail exposures: qualifying revolving retail (QRRE)	624	624	582	582	579	579
13	Retail: other	8,377	8,377	8,420	8,420	8,626	8,626
14	Equity positions (PD/LGD approach)
15	Total	87,493	87,019	85,436	84,956	76,385	75,597
1 The CRM effect is reflected on the original asset class.

p

UBS Group AG consolidated

Credit risk under the standardized approach

Annual | The standardized approach is generally applied where it is not possible to use the advanced internal ratings-based (A-IRB) approach. The standardized approach requires banks, where possible, to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use three FINMA-recognized ECAI to determine the risk weights for certain counterparties according to the BCBS-defined asset classes: Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website. There were no changes in the ECAI used compared with 31 December 2017.

Debt instruments are risk-weighted in accordance with the specific issue ratings available. In case there is no specific issue rating published by the ECAI, the issuer rating is applied to the senior unsecured claims of that issuer subject to the conditions prescribed by FINMA. For the asset classes Retail, Equity and Other assets, we apply the regulatory prescribed risk weights independent of an external credit rating. p

Annual |

CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.18
External ratings used
	Asset classes	Moody’s	Standard & Poor’s	Fitch
1	Central governments and central banks	l	l	l
2	Banks and securities dealers	l	l	l
3	Public-sector entities and multilateral development banks	l	l	l
4	Corporates	l	l	l

p

The table below illustrates the exposures by asset classes and the risk weights applied.

Semiannual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and CRM)

31.12.18
Asset classes
1	Central governments and central banks	17,061		42		24		727			17,854
2	Banks and securities dealers			6,259		1,192		4	0		7,456
3	Public-sector entities and multilateral development banks	101		771		330		30	0		1,232
4	Corporates			1,961		138	266	4,385	2		6,751
5	Retail				5,809		1,811	4,910	120		12,650
6	Equity
7	Other assets	1,010						9,513			10,524
8	Total	18,172		9,033	5,809	1,684	2,077	19,570	122	0	56,467
9	of which: mortgage loans				5,809		97	778			6,685
10	of which: past due[1]							112			112

30.6.18
Asset classes
1	Central governments and central banks	13,717		85		20		471			14,293
2	Banks and securities dealers			5,889		831		6			6,726
3	Public-sector entities and multilateral development banks	175		972		406		49			1,602
4	Corporates			1,873		182		3,831			5,886
5	Retail				6,133		1,959	4,383	144		12,619
6	Equity
7	Other assets	877						9,345			10,222
8	Total	14,769		8,819	6,133	1,439	1,959	18,085	145	0	51,349
9	of which: mortgage loans				6,133		116	392			6,642
10	of which: past due[1]							109			109

31.12.17
Asset classes
1	Central governments and central banks	12,487		122		21		478	0		13,107
2	Banks and securities dealers			5,677		676		25			6,378
3	Public-sector entities and multilateral development banks	215		1,183		507		162	0		2,068
4	Corporates	69		1,958		177		4,118	11		6,333
5	Retail				6,266		1,817	4,491	113		12,687
6	Equity
7	Other assets	1,057						9,180			10,236
8	Total	13,829		8,938	6,266	1,381	1,817	18,453	124	0	50,808
9	of which: mortgage loans				6,266		156	465			6,887
10	of which: past due[1]				2		2	58	16		79
1 Includes mortgage loans.

p

UBS Group AG consolidated

Credit risk under internal ratings-based approaches

Annual | We use the A-IRB approach for calculating certain credit risk exposures. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2018.p

Annual |

CRE – Internal ratings-based models
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Internal model development, controls and changes	Risk, treasury and capital management	–	Risk measurement	130–132
		–	Credit risk models	145–151
		–	Key features of our main credit risk models	146
		–	Risk governance	123–124
Relationships between risk management and internal audit and independent review of IRB models	Risk, treasury and capital management	–	Risk governance	123–124
		–	Risk measurement	130–132
Scope and content of the reporting related to credit risk models	Risk, treasury and capital management	–	Risk measurement	130–132
		–	Credit risk – Overview of measurement, monitoring and management techniques	133
		–	Credit risk models	145–151
Supervisor approval of applied approaches	Risk, treasury and capital management	–	Risk measurement	130–132
		–	Changes to models and model parameters during the period	151
		–	Stress testing	130–132
		–	Key features of our main credit risk models	146
Number of key models used by portfolio and the main differences between models	Risk, treasury and capital management	–	Credit risk models	145–151
Description of the main characteristics of approved models	Risk, treasury and capital management	–	Credit risk models	145–151

p

Semiannual | The table in this sub-section provides information on credit risk exposures under the A-IRB approach, including the main parameters used in A-IRB models for the calculation of capital requirements, presented by portfolio and PD range. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the PD, loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The proportion of EAD covered by either the standardized or the A-IRB approach is provided in the “Regulatory exposures and risk-weighted assets” table in section 2 on pages 16–18 of this report.

     The “CR6: IRB – Credit risk exposures by portfolio and PD range” table on the following pages provides a breakdown of the key parameters used for calculation of capital requirements under the A-IRB approach, shown by PD range across FINMA defined asset classes.p

As of 31 December 2018, exposures before the application of CCFs decreased by USD 21.6 billion to USD 774.6 billion. This decrease was primarily related to a reduction in Lombard lending in Global Wealth Management, which decreased exposures before CCF and CRM by USD 12.1 billion with a reduction in EAD post-CCF and post-CRM of USD 10 billion. This was partly offset by an increase of USD 2.5 billion on exposures before CCF and CRM and post-CCF and post-CRM, due to the revision of the methodology applied for Lombard lending transactions in Japan. There was a USD 6.5 billion reduction in exposures before CCF and CRM and post-CCF and post-CRM in the asset classes “Central governments and central banks” and “Public-sector entities and multilateral development banks”, reflecting a decrease in high-quality liquid assets (HQLA). Information on credit risk RWA for the third quarter of 2018, including details on movements in RWA, is provided on pages 6–7 in our 30 September 2018 UBS Group AG and significant regulated subsidiaries and sub-groups report for the third quarter of 2018, available under “Pillar 3 disclosures” at www.ubs.com/investors  and for the fourth quarter on pages 46–47 of this report. p

CR6: IRB – Credit risk exposures by portfolio and PD range
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Central governments and central banks as of 31.12.18
0.00 to <0.15	139,551	19	139,570	47	139,558	0.0	0.1	29.1	1.0	2,474	1.8	3
0.15 to <0.25	0	0	0	0	0	0.2	<0.1	55.2	1.0	0	34.7	0
0.25 to <0.50	3	0	3	10	3	0.3	<0.1	54.9	1.0	1	54.2	0
0.50 to <0.75	9	0	9	0	9	0.7	<0.1	97.9	1.1	13	143.1	0
0.75 to <2.50	2	0	2	55	1	1.0	<0.1	38.3	2.6	1	101.5	0
2.50 to <10.00	4	12	15	52	10	3.6	<0.1	54.3	2.7	16	162.2	0
10.00 to <100.00	28	0	28	10	28	13.9	<0.1	5.0	1.0	8	27.1	0
100.00 (default)	13	37	50	55	23		<0.1			25	106.0	10
Subtotal	139,609	68	139,676	52	139,632	0.0	0.2	29.1	1.0	2,537	1.8	14	11

Central governments and central banks as of 30.6.18
0.00 to <0.15	144,249	126	144,376	58	144,322	0.0	0.1	35.3	1.0	2,681	1.9	3
0.15 to <0.25	0	0	0	0	0	0.2	<0.1	61.0	1.2	0	38.9	0
0.25 to <0.50	4	0	4	10	4	0.3	<0.1	69.3	1.3	3	73.8	0
0.50 to <0.75	5	0	5	0	5	0.7	<0.1	95.7	1.2	7	140.1	0
0.75 to <2.50	1	3	4	1	1	1.1	<0.1	36.4	2.7	1	99.8	0
2.50 to <10.00	4	3	7	57	6	2.7	<0.1	9.7	4.0	2	32.5	0
10.00 to <100.00	37	0	37	50	37	13.9	<0.1	5.0	1.0	10	27.2	0
100.00 (default)	22	52	74	55	40		<0.1			42	106.0	10
Subtotal	144,322	185	144,507	56	144,415	0.0	0.1	35.3	1.0	2,747	1.9	14	11

Central governments and central banks as of 31.12.17
0.00 to <0.15	131,998	129	132,127	49	132,060	0.0	0.1	39.0	1.0	2,855	2.2	4
0.15 to <0.25	0	0	0	0	0	0.2	<0.1	61.8	1.0	0	39.4	0
0.25 to <0.50	5	0	5	19	5	0.3	<0.1	70.0	1.8	4	83.3	0
0.50 to <0.75	4	0	4	0	4	0.7	<0.1	65.9	1.2	4	96.9	0
0.75 to <2.50	1	51	52	54	28	1.2	<0.1	6.9	4.6	28	100.6	0
2.50 to <10.00	0	3	3	36	1	2.7	<0.1	8.0	3.8	0	26.2	0
10.00 to <100.00	0	0	0	0	0	13.3	<0.1	10.0	1.0	0	46.4	0
100.00 (default)	27	1	28	55	17		<0.1			18	106.0	11
Subtotal	132,035	183	132,218	50	132,116	0.0	0.1	39.0	1.0	2,910	2.2	15	8

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Banks and securities dealers as of 31.12.18
0.00 to <0.15	11,855	1,805	13,659	54	12,639	0.1	0.5	43.0	1.1	2,433	19.2	4
0.15 to <0.25	1,011	458	1,469	46	793	0.2	0.3	49.3	1.3	364	45.9	1
0.25 to <0.50	454	391	845	52	570	0.4	0.2	61.8	1.1	455	79.8	1
0.50 to <0.75	167	263	430	42	221	0.6	0.1	62.9	1.1	243	110.0	1
0.75 to <2.50	974	304	1,278	46	866	1.7	0.2	48.3	1.4	1,098	126.8	7
2.50 to <10.00	320	388	708	45	363	4.7	0.2	52.5	1.0	674	185.5	9
10.00 to <100.00	0	12	12	28	3	15.9	<0.1	32.5	1.0	5	165.1	0
100.00 (default)
Subtotal	14,780	3,621	18,401	50	15,454	0.3	1.5	44.8	1.1	5,272	34.1	22	7

Banks and securities dealers as of 30.6.18
0.00 to <0.15	11,822	1,914	13,735	52	12,887	0.1	0.5	42.3	1.1	2,117	16.4	3
0.15 to <0.25	1,097	693	1,790	52	1,396	0.2	0.3	48.4	1.2	532	38.1	1
0.25 to <0.50	337	528	866	53	569	0.4	0.2	56.3	1.1	344	60.4	1
0.50 to <0.75	116	307	423	44	182	0.5	0.1	56.1	1.1	288	158.2	3
0.75 to <2.50	1,193	599	1,793	37	1,059	1.5	0.2	48.1	1.6	1,018	96.1	6
2.50 to <10.00	209	292	499	46	277	5.3	0.2	52.4	1.2	360	129.9	7
10.00 to <100.00	1	16	17	26	5	15.7	<0.1	16.2	0.8	2	38.8	0
100.00 (default)
Subtotal	14,774	4,348	19,123	49	16,376	0.2	1.5	44.0	1.1	4,660	28.5	22	8

Banks and securities dealers as of 31.12.17
0.00 to <0.15	8,359	3,204	11,563	47	9,832	0.0	0.5	40.6	1.1	1,414	14.4	2
0.15 to <0.25	801	681	1,481	46	952	0.2	0.3	46.9	1.3	336	35.3	2
0.25 to <0.50	371	293	664	37	499	0.4	0.2	66.8	1.1	299	59.8	1
0.50 to <0.75	230	246	476	34	271	0.6	0.1	64.3	1.0	163	60.3	1
0.75 to <2.50	716	568	1,284	40	665	1.2	0.2	61.4	1.2	500	75.2	5
2.50 to <10.00	229	229	458	20	221	4.4	0.2	65.1	1.0	233	105.4	6
10.00 to <100.00	33	7	40	39	34	12.3	<0.1	7.6	1.3	10	29.8	0
100.00 (default)
Subtotal	10,739	5,227	15,967	43	12,474	0.3	1.4	44.1	1.1	2,956	23.7	18	5

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Public-sector entities, multilateral development banks as of 31.12.18
0.00 to <0.15	6,816	909	7,725	19	6,990	0.0	0.4	37.2	1.1	433	6.2	1
0.15 to <0.25	350	221	571	12	377	0.2	0.2	29.9	2.6	99	26.4	0
0.25 to <0.50	581	332	913	24	662	0.3	0.2	27.4	2.7	210	31.7	1
0.50 to <0.75	44	1	44	28	44	0.6	<0.1	31.7	3.0	23	51.9	0
0.75 to <2.50	1	3	5	90	4	1.1	<0.1	17.8	1.1	1	28.1	0
2.50 to <10.00	5	20	25	53	16	2.8	<0.1	5.5	4.9	3	17.0	0
10.00 to <100.00
100.00 (default)
Subtotal	7,797	1,487	9,284	20	8,093	0.1	0.8	36.0	1.3	769	9.5	2	1

Public-sector entities, multilateral development banks as of 30.6.18
0.00 to <0.15	10,434	933	11,368	19	10,613	0.0	0.4	36.3	1.1	550	5.2	1
0.15 to <0.25	334	100	434	14	348	0.2	0.2	32.0	2.9	103	29.7	0
0.25 to <0.50	560	313	872	26	641	0.3	0.2	26.4	2.5	197	30.7	1
0.50 to <0.75	45	4	49	11	45	0.6	<0.1	27.0	2.6	20	44.4	0
0.75 to <2.50	5	3	8	81	7	1.6	<0.1	10.5	2.8	2	22.8	0
2.50 to <10.00	1	4	6	31	2	2.8	<0.1	22.9	3.0	1	60.2	0
10.00 to <100.00
100.00 (default)
Subtotal	11,380	1,357	12,736	20	11,657	0.0	0.8	35.6	1.2	874	7.5	2	1

Public-sector entities, multilateral development banks as of 31.12.17
0.00 to <0.15	10,349	1,030	11,380	19	10,543	0.0	0.3	36.4	1.1	577	5.5	1
0.15 to <0.25	362	259	622	11	391	0.2	0.1	30.8	2.8	110	28.2	0
0.25 to <0.50	572	340	912	28	666	0.3	0.2	17.2	2.4	130	19.6	0
0.50 to <0.75	50	3	52	12	50	0.6	<0.1	17.8	2.7	15	30.3	0
0.75 to <2.50	2	3	4	99	4	1.3	<0.1	11.8	2.2	1	22.1	0
2.50 to <10.00	3	39	42	98	41	2.7	<0.1	8.8	1.0	7	17.9	0
10.00 to <100.00
100.00 (default)
Subtotal	11,338	1,674	13,012	21	11,695	0.1	0.7	34.9	1.3	841	7.2	1	0

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Corporates: specialized lending as of 31.12.18
0.00 to <0.15	1,853	327	2,180	71	2,087	0.1	0.4	13.5	1.9	137	6.6	0
0.15 to <0.25	994	161	1,155	77	1,118	0.2	0.3	18.3	1.9	190	17.0	0
0.25 to <0.50	3,712	2,006	5,718	40	4,496	0.4	0.6	30.9	1.8	1,627	36.2	5
0.50 to <0.75	4,446	2,875	7,321	34	5,360	0.6	0.6	32.1	1.6	2,643	49.3	11
0.75 to <2.50	7,379	2,467	9,846	36	8,266	1.3	1.5	33.7	1.6	5,819	70.4	38
2.50 to <10.00	1,195	289	1,483	64	1,381	3.3	0.4	40.5	1.7	1,581	114.5	18
10.00 to <100.00
100.00 (default)	232	46	278	54	150		0.1			159	106.0	107
Subtotal	19,810	8,171	27,981	40	22,858	1.6	3.8	30.6	1.7	12,156	53.2	180	121

Corporates: specialized lending as of 30.6.18
0.00 to <0.15	1,157	401	1,559	57	1,385	0.1	0.3	14.2	1.9	94	6.8	0
0.15 to <0.25	1,061	207	1,269	76	1,220	0.2	0.3	18.6	2.1	188	15.4	0
0.25 to <0.50	4,015	2,530	6,545	46	5,150	0.4	0.6	30.5	1.6	1,676	32.5	6
0.50 to <0.75	3,736	2,200	5,935	37	4,483	0.6	0.6	33.8	1.5	2,132	47.5	10
0.75 to <2.50	7,723	2,198	9,921	39	8,570	1.4	1.7	32.9	1.7	5,346	62.4	39
2.50 to <10.00	1,426	326	1,752	56	1,608	3.5	0.4	38.6	1.7	1,609	100.1	21
10.00 to <100.00	2	0	2	25	2	11.0	<0.1	10.0	1.0	1	38.1	0
100.00 (default)	240	25	265	54	115		<0.1			122	106.0	138
Subtotal	19,361	7,888	27,249	43	22,534	1.5	3.9	31.0	1.7	11,168	49.6	216	149

Corporates: specialized lending as of 31.12.17
0.00 to <0.15	1,157	457	1,614	62	1,439	0.1	0.3	16.7	1.9	90	6.3	0
0.15 to <0.25	886	356	1,243	72	1,144	0.2	0.3	19.6	2.0	158	13.8	0
0.25 to <0.50	3,947	2,952	6,899	35	4,982	0.4	0.6	28.1	1.7	1,431	28.7	5
0.50 to <0.75	4,391	2,141	6,532	33	5,018	0.6	0.6	31.5	1.5	2,170	43.2	10
0.75 to <2.50	8,015	2,271	10,286	40	8,884	1.4	1.7	30.8	1.7	4,833	54.4	39
2.50 to <10.00	1,464	332	1,796	70	1,686	3.2	0.4	35.8	1.6	1,376	81.6	20
10.00 to <100.00	6	0	6	43	6	11.7	<0.1	16.0	1.0	4	57.1	0
100.00 (default)	228	20	248	67	137		<0.1			145	106.0	104
Subtotal	20,094	8,530	28,624	40	23,296	1.6	3.9	29.4	1.7	10,207	43.8	179	97

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Corporates: other lending as of 31.12.18
0.00 to <0.15	18,566	21,196	39,763	37	20,917	0.0	3.9	36.7	1.8	5,157	24.7	8
0.15 to <0.25	4,347	6,500	10,847	37	6,099	0.2	1.6	33.4	2.4	2,417	39.6	4
0.25 to <0.50	3,604	4,593	8,197	40	5,328	0.4	2.5	30.2	2.2	2,612	49.0	6
0.50 to <0.75	3,111	2,516	5,627	44	4,204	0.6	2.6	37.8	1.8	2,906	69.1	10
0.75 to <2.50	7,481	6,155	13,637	41	10,142	1.4	11.4	26.4	2.3	5,980	59.0	38
2.50 to <10.00	9,116	7,861	16,977	39	12,321	3.4	4.8	18.1	2.2	9,783	79.4	85
10.00 to <100.00	297	285	582	53	449	15.3	0.1	16.7	2.0	484	107.8	9
100.00 (default)	1,385	409	1,794	42	1,178		0.7			1,249	106.0	385
Subtotal	47,908	49,516	97,424	39	60,639	3.1	27.5	30.1	2.1	30,588	50.4	546	533

Corporates: other lending as of 30.6.18
0.00 to <0.15	17,771	21,572	39,343	37	19,778	0.0	3.9	34.5	1.9	4,609	23.3	21
0.15 to <0.25	5,012	6,667	11,679	39	6,399	0.2	1.7	34.3	2.2	2,422	37.9	4
0.25 to <0.50	3,267	4,155	7,422	41	4,811	0.4	2.6	30.3	2.1	2,156	44.8	6
0.50 to <0.75	3,337	2,744	6,080	33	4,221	0.6	2.7	38.8	1.8	2,913	69.0	10
0.75 to <2.50	7,478	5,729	13,207	41	9,139	1.4	11.5	28.6	2.0	5,861	64.1	35
2.50 to <10.00	10,065	11,919	21,986	34	14,171	3.4	4.9	19.2	2.1	11,420	80.6	104
10.00 to <100.00	346	427	773	47	553	16.1	0.1	15.1	2.1	612	110.8	12
100.00 (default)	1,261	255	1,517	41	1,060		0.6			1,124	106.0	321
Subtotal	48,536	53,469	102,007	37	60,132	3.0	28.0	29.8	2.0	31,118	51.7	515	505

Corporates: other lending as of 31.12.17
0.00 to <0.15	14,251	21,956	36,207	36	16,805	0.1	2.2	33.5	2.1	4,078	24.3	6
0.15 to <0.25	5,382	6,684	12,066	38	5,621	0.2	1.1	33.3	2.1	1,915	34.1	4
0.25 to <0.50	3,494	4,633	8,127	39	5,087	0.4	1.8	28.1	2.0	2,147	42.2	6
0.50 to <0.75	3,196	3,148	6,344	35	4,444	0.6	1.7	27.1	2.0	2,289	51.5	8
0.75 to <2.50	7,150	6,424	13,575	40	9,759	1.4	8.0	23.0	2.0	5,411	55.4	31
2.50 to <10.00	10,695	7,576	18,271	42	13,611	3.4	4.3	13.9	2.3	8,136	59.8	79
10.00 to <100.00	352	437	789	54	561	14.8	0.1	16.5	2.1	653	116.4	13
100.00 (default)	1,313	237	1,551	46	1,091		0.5			1,157	106.0	348
Subtotal	45,833	51,096	96,930	38	56,979	3.2	19.8	25.9	2.1	25,786	45.3	496	436

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: residential mortgages as of 31.12.18
0.00 to <0.15	62,193	1,272	63,465	57	62,916	0.1	129.5	19.4		2,460	3.9	10
0.15 to <0.25	13,409	229	13,638	69	13,567	0.2	20.7	23.3		1,186	8.7	6
0.25 to <0.50	20,155	479	20,634	81	20,544	0.4	27.8	24.2		2,955	14.4	18
0.50 to <0.75	13,276	425	13,701	88	13,649	0.6	15.4	24.5		3,063	22.4	21
0.75 to <2.50	21,252	1,318	22,570	78	22,278	1.3	27.1	28.3		9,433	42.3	85
2.50 to <10.00	7,608	260	7,868	84	7,825	4.3	10.2	25.1		5,715	73.0	85
10.00 to <100.00	912	25	937	84	933	15.3	1.2	24.4		1,140	122.2	35
100.00 (default)	723	5	729	69	702		1.1			744	106.0	25
Subtotal	139,529	4,013	143,542	73	142,413	1.2	232.8	22.7		26,696	18.7	286	151

Retail: residential mortgages as of 30.6.18
0.00 to <0.15	59,794	1,278	61,072	56	60,505	0.1	127.3	18.7		2,147	3.5	10
0.15 to <0.25	13,192	289	13,481	73	13,363	0.2	20.8	22.6		1,058	7.9	6
0.25 to <0.50	19,338	468	19,808	75	19,643	0.4	27.9	23.6		2,538	12.9	16
0.50 to <0.75	13,358	393	13,751	78	13,621	0.6	15.2	24.2		2,766	20.3	21
0.75 to <2.50	21,538	1,260	22,797	76	22,436	1.3	27.4	28.3		8,709	38.8	87
2.50 to <10.00	7,650	408	8,058	81	7,943	4.3	9.9	27.1		5,780	72.8	92
10.00 to <100.00	942	17	959	75	951	15.7	1.2	26.2		1,183	124.3	38
100.00 (default)	736	3	739	60	712		1.1			756	106.0	25
Subtotal	136,547	4,116	140,663	70	139,175	1.2	230.8	22.4		24,937	17.9	295	151

Retail: residential mortgages as of 31.12.17
0.00 to <0.15	53,250	758	54,008	75	53,818	0.1	127.4	17.5		1,671	3.1	8
0.15 to <0.25	14,112	243	14,356	83	14,277	0.2	21.1	22.1		1,033	7.2	6
0.25 to <0.50	21,876	388	22,264	87	22,167	0.4	25.4	23.7		2,681	12.1	19
0.50 to <0.75	14,923	339	15,261	89	15,178	0.6	14.1	24.5		2,881	19.0	24
0.75 to <2.50	23,620	1,233	24,854	77	24,504	1.3	27.5	29.2		9,047	36.9	97
2.50 to <10.00	7,277	225	7,502	87	7,425	4.3	10.7	26.7		4,975	67.0	84
10.00 to <100.00	632	16	648	91	644	15.9	0.8	22.7		665	103.2	23
100.00 (default)	719	4	723	83	696		1.0			738	106.0	26
Subtotal	136,409	3,206	139,615	80	138,709	1.2	228.1	22.4		23,692	17.1	287	29

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.18[3]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	103	348	450		142	1.7	34.6	47.0		40	28.0	1
2.50 to <10.00	1,166	5,213	6,378		1,614	2.7	860.5	42.0		568	35.2	18
10.00 to <100.00
100.00 (default)	26	0	26		16		21.4			17	106.0	11
Subtotal	1,294	5,560	6,855		1,772	3.5	916.5	42.0		624	35.2	29	24

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.18[3]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	110	329	438		152	1.7	35.8	47.0		42	27.9	1
2.50 to <10.00	1,073	4,879	5,953		1,487	2.7	827.2	42.0		523	35.2	16
10.00 to <100.00
100.00 (default)	34	0	34		15		25.3			16	106.0	19
Subtotal	1,218	5,208	6,425		1,655	3.5	888.3	42.1		582	35.2	36	32

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.17[3]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	99	338	437		138	1.7	34.1	47.0		39	28.0	1
2.50 to <10.00	1,081	4,928	6,009		1,514	2.7	818.5	42.0		532	35.2	16
10.00 to <100.00
100.00 (default)	26	0	26		7		21.8			7	106.0	0
Subtotal	1,206	5,266	6,472		1,659	3.0	874.4	42.2		578	34.9	17	16

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: other retail as of 31.12.18
0.00 to <0.15	104,165	202,715	306,881	13	131,207	0.0	195.3	30.7		5,404	4.1	17
0.15 to <0.25	2,718	4,373	7,091	15	3,361	0.2	6.2	26.3		340	10.1	2
0.25 to <0.50	2,256	2,434	4,690	13	2,567	0.4	2.6	32.1		508	19.8	3
0.50 to <0.75	1,283	1,519	2,803	13	1,474	0.6	1.8	28.7		527	35.8	3
0.75 to <2.50	2,193	6,013	8,207	14	3,140	1.1	48.1	29.4		1,080	34.4	10
2.50 to <10.00	680	850	1,530	12	782	4.2	1.5	31.9		390	49.8	10
10.00 to <100.00	156	89	245	19	173	16.4	0.7	28.1		104	60.2	8
100.00 (default)	27	8	34	2	22		<0.1			23	106.0	5
Subtotal	113,478	218,002	331,480	13	142,726	0.1	256.2[4]	30.6		8,377	5.9	57	16

Retail: other retail as of 30.6.18
0.00 to <0.15	107,920	207,902	315,823	15	139,021	0.0	189.2	31.0		5,693	4.1	15
0.15 to <0.25	2,964	5,753	8,717	13	3,684	0.2	4.7	29.8		422	11.5	2
0.25 to <0.50	1,352	3,112	4,464	11	1,704	0.4	3.1	31.9		336	19.7	2
0.50 to <0.75	1,058	2,322	3,380	11	1,308	0.6	1.7	32.2		539	41.2	3
0.75 to <2.50	2,296	4,142	6,438	20	3,136	1.2	45.2	31.7		1,229	39.2	12
2.50 to <10.00	620	3,173	3,794	11	977	4.3	2.1	30.4		480	49.2	13
10.00 to <100.00	175	696	871	20	312	16.9	3.1	23.9		159	51.1	12
100.00 (default)	96	7	103	0	11		<0.1			12	106.0	85
Subtotal	116,482	227,108	343,590	15	150,153	0.1	249.0[4]	31.0		8,870	5.9	143	90

Retail: other retail as of 31.12.17
0.00 to <0.15	107,538	98,469	206,007	25	132,504	0.0	206.2	30.5		5,402	4.1	17
0.15 to <0.25	2,061	2,318	4,380	26	2,670	0.2	5.5	27.4		281	10.5	1
0.25 to <0.50	1,762	1,694	3,456	19	2,084	0.4	3.6	29.7		382	18.3	2
0.50 to <0.75	780	878	1,658	27	1,017	0.6	2.0	35.9		316	31.0	2
0.75 to <2.50	3,121	3,234	6,355	25	3,933	1.1	55.9	34.3		1,540	39.4	16
2.50 to <10.00	763	901	1,664	22	963	3.7	2.5	35.7		513	53.3	12
10.00 to <100.00	177	609	785	20	298	16.8	3.6	27.5		175	58.7	13
100.00 (default)	91	9	100	5	17		<0.1			18	106.0	74
Subtotal	116,293	108,113	224,406	25	143,486	0.1	279.3	30.6		8,626	6.0	137	140

Total 31.12.18	484,205	290,438	774,644	20	533,587	0.8	1,439.3 [4]	28.6	1.4	87,019	16.3	1,135	864
Total 30.6.18	492,621	303,679	796,301	21	546,097	0.8	1,402.6[4]	30.3	1.3	84,956	15.6	1,242	948
Total 31.12.17	473,948	183,295	657,243	30	520,414	0.8	1,407.7	30.4	1.4	75,597	14.5	1,150	731

1 CRM through financial collateral is considered in the EAD post-CCF and post-CRM, but not in the calculation of average CCF.    2 In line with the Pillar 3 guidance, provisions are only provided for the subtotals by asset class. With the implementation of IFRS 9 effective from 1 January 2018, this column includes expected credit loss allowances related to stages 1 - 3 for exposures subject to the advanced internal ratings-based approaches.    3 For the calculation of column “EAD post-CCF and post-CRM,” a balance factor approach is used instead of a CCF approach. The EAD is calculated by multiplying the on-balance sheet exposure with a fixed factor of 1.4.    4 Does not include obligors for Lombard loan facilities in the region Americas that are entirely undrawn.

p

Credit risk risk-weighted assets under the A-IRB approach

This section provides disclosures on the quarterly credit risk RWA development for the credit risk measured under the A-IRB approach. The table below provides definitions of components driving the RWA as applied in the table on the following page.

Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7

References in the table below link to the line numbers provided in the movement tables on pages 46 and 57 of this report.

Reference	Description	Definition
2	Asset size	Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3	Asset quality / Credit quality of counterparties

Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, such as counterparty ratings, loss given default estimates or credit hedges.

4	Model updates	Movements arising from the implementation of new models and from parameter changes to existing models. The RWA effect of model updates is estimated based on the portfolio at the time of the change.
5	Methodology and policy

Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator. The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the change.

6	Acquisitions and disposals

Movements as a result of disposal or acquisition of business operations, quantified based on the credit risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under asset size.

7	Foreign exchange movements	Movements as a result of exchange rate changes of the transaction currencies against the US dollar.
8	Other	Movements due to changes that cannot be attributed to any other category.

UBS Group AG consolidated

Development in the fourth quarter of 2018

Quarterly | Credit risk RWA under the advanced internal ratings-based (A-IRB) approach increased by USD 1.3 billion to USD 87.0 billion as of 31 December 2018. As presented in the “CR8: RWA flow statements of credit risk exposures under IRB” table below, the RWA increase of USD 2.7 billion from model updates was primarily driven by the continued phasing-in of RWA increases related to: probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages and income-producing real estate; the new LGD model for unsecured financing and commercial self-used real estate; and calibration of aircraft leasing PD and LGD parameters, together resulting in an increase of USD 2.3 billion in Personal & Corporate Banking and USD 0.3 billion in Global Wealth Management. In addition, regulatory add-ons increased RWA by USD 0.3 billion due to a higher internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 31.12.18	For the quarter ended 30.9.18	For the quarter ended 30.6.18	For the quarter ended 31.3.18
1	RWA as of the beginning of the quarter	85,677	84,956	80,988	75,597
2	Asset size	(868)	(1,472)	3,614	1,109
3	Asset quality	(480)	(955)	(850)	1,153
4	Model updates	2,668	3,067	2,451	10,290
5	Methodology and policy	139	332	625	(8,303)
5a	of which: regulatory add-ons	277	332	306	(8,233)
6	Acquisitions and disposals	42	0	0	0
7	Foreign exchange movements	(159)	359	(2,175)	1,142
8	Other	0	(611)	303	0
9	RWA as of the end of the quarter	87,019	85,677	84,956	80,988

p

Backtesting

Annual | More information on backtesting of credit models is provided on page 145–151 of our Annual Report 2018.  p

CR9: IRB – Backtesting of probability of default (PD) per portfolio[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Central governments and central banks as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	< 0.1	< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.6	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.2	1.5	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.7	3.3	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C	13.3	13.0	< 0.1	< 0.1	0	0	0.0
Subtotal				0.0	1.5	< 0.1	< 0.1	0	0	0.0

Central governments and central banks as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB				< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.7	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.9	4.2	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C	10.2	13.0	< 0.1	< 0.1	0	0	0.0
Subtotal				0.0	2.4	< 0.1	< 0.1	0	0	0.0

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Banks and securities dealers as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.3	0.2	0.2	1	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.1	< 0.1	0	0	0.2
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.2	1.2	0.1	0.2	0	0	0.2
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	3.3	0.2	0.2	0	0	0.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C	12.3	14.3	< 0.1	< 0.1	0	0	1.2
Subtotal				0.3	0.8	1.4	1.4	1	0	0.1

Banks and securities dealers as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.4	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.1	0.1	0	0	0.2
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	0.2	0.1	2	0	0.2
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.7	3.4	0.2	0.2	2	0	0.4
10.00 to <100.00	Caa to C	CCC to C	CCC to C	12.4	15.3	< 0.1	< 0.1	0	0	1.3
Subtotal				0.2	0.8	1.5	1.4	4	0	0.1

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Public-sector entities, multilateral development banks as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.3	0.4	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.1	0.2	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.7	1.2	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.7	2.7	< 0.1	0.0	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	9.1
Subtotal				0.1	0.2	0.7	0.8	0	0	0.0

Public-sector entities, multilateral development banks as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.4	0.3	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.2	0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.2	1.2	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.7	2.7	< 0.1	0.0	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	10.0
Subtotal				0.0	0.2	0.8	0.7	0	0	0.0

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Corporates: specialized lending as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.3	0.4	0	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.6	0.6	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.6	2	0	0.2
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	1.7	1.4	7	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.3	3.4	0.4	0.3	10	0	1.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C	11.7	13.0	< 0.1	0.2	1	0	6.7
Subtotal				1.6	1.2	3.9	4.0	21	0	0.3

Corporates: specialized lending as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.7	0.3	2	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	1	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	0.5	0.6	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.6	1	0	0.2
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	1.7	1.7	8	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.5	3.9	0.2	0.4	2	0	1.2
10.00 to <100.00	Caa to C	CCC to C	CCC to C	14.2	15.5	< 0.1	< 0.1	1	0	2.4
Subtotal				1.1	1.0	4.2	3.9	16	0	0.3

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Corporates: other lending as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	2.2	3.8	3	1	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.1	1.6	3	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	1.8	2.4	15	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.7	2.5	6	1	0.3
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.4	1.5	7.9	11.2	83	3	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	4.1	4.3	4.7	133	1	1.7
10.00 to <100.00	Caa to C	CCC to C	CCC to C	14.8	15.3	0.1	0.1	19	0	10.6
Subtotal				2.9	1.6	19.1	26.3	262	6	0.3

Corporates: other lending as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	1.7	2.2	2	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.0	1.1	3	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	1.4	1.8	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.5	1.7	2	0	0.3
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.3	1.5	8.1	7.9	59	1	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.1	4.1	4.3	4.3	138	2	1.5
10.00 to <100.00	Caa to C	CCC to C	CCC to C	16.9	14.7	0.1	0.1	24	0	10.4
Subtotal				4.3	1.8	18.3	19.1	229	3	0.3

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[2]
						End of previous year	End of the year

Retail: residential mortgages as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	112.2	129.5	74	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	22.3	20.7	30	1	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	31.6	27.8	58	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	17.1	15.4	112	6	0.3
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	29.8	27.0	119	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.3	3.8	13.3	10.2	135	2	1.2
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.9	16.1	0.8	1.2	25	0	3.4
Subtotal				1.2	0.6	227.1	231.7	553	9	0.2

Retail: residential mortgages as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.0	124.7	112.2	95	1	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	21.2	22.3	27	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	25.6	31.6	42	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	14.5	17.1	85	3	0.3
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	29.7	29.8	174	1	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	4.3	11.1	13.3	168	0	1.2
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.1	14.9	1.0	0.8	37	0	3.4
Subtotal				1.1	0.6	227.7	227.1	628	5	0.2

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %2 #REF!
						End of previous year	End of the year

Retail: other retail as of 31.12.18
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	206.2	195.3	8	4	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	5.5	6.2	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	3.6	2.6	0	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	2.0	1.8	0	0	0.1
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.0	1.0	55.9	48.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.6	3.5	2.5	1.5	0	0	0.1
10.00 to <100.00	Caa to C	CCC to C	CCC to C	17.4	21.3	3.6	0.7	0	0	0.0
Subtotal				0.3	0.3	279.3	256.2	8	4	0.0

Retail: other retail as of 31.12.17
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.0	167.2	206.2	5	3	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.9	5.5	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	4.4	3.6	0	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.0	2.0	0	0	0.1
0.75 to <2.50	Baa2 to Ba3	BB to BB–	BB to BB–	1.1	1.5	8.4	55.9	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	5.5	4.6	0.9	2.5	0	0	0.1
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	3.6	0	0	0.0
Subtotal				0.2	0.1	182.8	279.3	5	3	0.0

1 CR9 covers all Pillar 1 PD models that are approved by FINMA and are subject to a yearly confirmation / backtesting (refer to the table “Key features of our main credit risk models” in Annual Report 2018 on page 146).    2 We use 11 years of data for the calculation of the “average historical annual default rate.”

p

UBS Group AG consolidated

Equity exposures

The table below provides information on our equity exposures under the simple risk weight method.

Semiannual |

CR10: IRB (equities under the simple risk weight method)[1]
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[2]	Exposure amount[3]	RWA[2]

31.12.18
Exchange-traded equity exposures	66		300	65	208
Other equity exposures	1,122		400	814	3,450
Total	1,188	0		879	3,658

30.6.18
Exchange-traded equity exposures	59		300	58	186
Other equity exposures	1,112		400	823	3,491
Total	1,171	0		882	3,676

31.12.17
Exchange-traded equity exposures	59		300	59	188
Other equity exposures	873		400	529	2,242
Total	932	0		587	2,429

1 This table excludes significant investments in the common shares of non-consolidated financial institutions (banks, insurance and other financial entities) that are subject to the threshold treatment and risk weighted at 250%.    2 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    3 The exposure amount for equities in the banking book is based on the net position.

p

Section 5  Counterparty credit risk

Introduction

Annual | Counterparty credit risk (CCR) arises from over-the-counter (OTC) and exchange-traded derivatives (ETD), securities financing transactions (SFTs) and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EPE) and stressed expected positive exposure (stressed EPE) as defined in the Basel III framework. For the rest of the portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For the majority of securities financing transactions (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach.

The counterparty credit risk-related tables in this report correspond to the CCR by asset class that is provided in the “Regulatory exposures and risk-weighted assets” table on page 16–18 of this report. p

This section is structured into three sub-sections:

Counterparty credit risk management

Annual | Refers to disclosures on our risk management objectives, policies and risk management process, operating limits for CCR exposures, wrong-way risks and the effect of a credit rating downgrade. p

Counterparty credit risk risk-weighted assets

Quarterly | Comprises disclosures on the quarterly credit risk RWA development. p

Counterparty credit risk exposure

Semiannual | Provides information on our CCR exposures, credit valuation adjustment (CVA), capital charge and credit derivatives exposures. This section excludes CCR exposures to central counterparties; CVA is separately covered in table CCR2. p

UBS Group AG consolidated

Counterparty credit risk management

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2018.

Annual |

CCRA – Counterparty credit risk management
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Risk management objectives and policies related to counterparty credit risk	Risk, treasury and capital management	–	Traded products	141–142
		–	Credit hedging	145
		–	Mitigation of settlement risk	145
	Consolidated financial statements	–	Note 1a item 3e Securities borrowing / lending and repurchase / reverse repurchase transactions	338
		–	Note 1a item 3j Hedge accounting	346–347
		–	Note 11 Derivative instruments	395–399
The method used to assign the operating limits defined in terms of internal capacity for counterparty credit exposures and for CCP exposures	Risk, treasury and capital management	–	Risk governance	123–124
		–	Portfolio and position limits	132
		–	Credit risk – Overview of measurement, monitoring and management techniques	133
		–	Credit hedging	145
		–	Credit risk models	145–151
Policies relating to guarantees and other risk mitigants and counterparty risk assessment	Risk, treasury and capital management	–	Credit risk mitigation	143–145
	Consolidated financial statements	–	Note 11 Derivative instruments	395–399
		–	Note 25 Offsetting financial assets and financial liabilities	450–451
Policies with respect to wrong-way risk exposures	Risk, treasury and capital management	–	Exposure at default	148
The effect on the bank of a credit rating downgrade (i.e., amount of collateral that the bank would be required to provide)	Risk, treasury and capital management	–	Credit ratings	186

p

Counterparty credit risk risk-weighted assets

Quarterly | CCR RWA under the internal model method (IMM) and value-at-risk (VaR) decreased by USD 0.6 billion to USD 22.7 billion during the fourth quarter of 2018. For definitions of counterparty credit risk RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section on page 45 of this report.p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 31.12.18			For the quarter ended 30.9.18			For the quarter ended 30.6.18			For the quarter ended 31.3.18
USD million		Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	18,366	4,863	23,229	18,548	4,458	23,006	19,464	4,498	23,962	17,720	4,102	21,823
2	Asset size	(738)	249	(489)	(621)	491	(130)	(437)	62	(374)	1,119	350	1,469
3	Credit quality of counterparties	165	(62)	103	(30)	(134)	(163)	(238)	(48)	(286)	156	(75)	81
4	Model updates	(116)	(57)	(173)	285	0	285	0	0	0	0	0	0
5	Methodology and policy	227	64	291	222	56	278	229	64	293	236	57	293
5a	of which: regulatory add-ons	227	64	291	222	56	278	229	64	293	236	57	293
6	Acquisitions and disposals	0	0	0	0	0	0	0	0	0	0	0	0
7	Foreign exchange movements	(61)	(20)	(81)	(38)	(8)	(47)	(470)	(118)	(589)	233	65	297
8	Other	(220)	0	(220)	0	0	0	0	0	0	0	0	0
9	RWA as of the end of the quarter	17,624	5,036	22,660	18,366	4,863	23,229	18,548	4,458	23,006	19,464	4,498	23,962

p

UBS Group AG consolidated

Counterparty credit exposure

Semiannual | Exposure at default (EAD) post credit-risk mitigation (CRM) related to counterparty credit risk (CCR) decreased by USD 11.2 billion to USD 100.6 billion, whereas RWA increased by USD 0.8 billion to USD 32.1 billion as of 31 December 2018. EAD post CRM on derivative exposures decreased by USD 11.5 billion and RWA by USD 2.2 billion, primarily in our Foreign exchange, Rates and Credit and Equities businesses within the Investment Bank and Group ALM, largely as a result of client-driven decreases and fair value changes. RWA from securities financing transactions increased by USD 3 billion, mainly due to the revision of the methodology applied for structured margin lending transactions. p

Semiannual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

31.12.18
1	SA-CCR (for derivatives)[1]	8,670[2]	8,168		1.0[1]	16,838	3,664
2	Internal model method (for derivatives)			25,889	1.6	41,423	17,375
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					17,202	6,163
5	VaR (for SFTs)					25,149	4,939
6	Total					100,612	32,140

30.6.18
1	SA-CCR (for derivatives)[1]	11,379[2]	9,278		1.0[1]	20,657	4,862
2	Internal model method (for derivatives)			30,677	1.6	49,083	18,349
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					16,337	3,779
5	VaR (for SFTs)					25,762	4,316
6	Total					111,839	31,307

31.12.17
1	SA-CCR (for derivatives)[1]	10,941[2]	7,845		1.0[1]	18,786	3,901
2	Internal model method (for derivatives)			28,922	1.6	46,275	17,267
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					16,139	3,508
5	VaR (for SFTs)					23,386	3,959
6	Total					104,586	28,635

1 Standardized approach for CCR. Calculated in accordance with the current exposure method (CEM) until the implementation of SA-CCR with expected effective date 1 January 2020, when an alpha factor of 1.4 will be used for calculating regulatory EAD.    2 Replacement costs include collateral mitigation for on- and off-balance sheet exposures related to CCR for derivative transactions.

p

Semiannual | In addition to the default risk capital requirements for CCR based on the advanced internal ratings-based (A-IRB) or standardized approach, we are required to add a capital charge to derivatives to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality, referred to as the CVA. The advanced CVA VaR approach has been used to calculate the CVA capital charge where we apply the IMM. Where this is not the case, the standardized CVA approach has been applied. More information on our portfolios subject to the CVA capital charge as of 31 December 2018 is provided in the table below. p

Semiannual |

CCR2: Credit valuation adjustment (CVA) capital charge
		31.12.18		30.6.18		31.12.17
USD million		EAD post-CRM[1]	RWA	EAD post-CRM[1]	RWA	EAD post-CRM[1]	RWA
	Total portfolios subject to the advanced CVA capital charge	26,680	1,479	27,947	1,799	24,684	2,017
1	(i) VaR component (including the 3× multiplier)		271		346		473
2	(ii) Stressed VaR component (including the 3× multiplier)		1,208		1,453		1,544
3	All portfolios subject to the standardized CVA capital charge	4,946	1,338	8,543	1,697	8,226	1,146
4	Total subject to the CVA capital charge	31,626	2,816	36,489	3,496	32,911	3,164
1 Includes EAD of the underlying portfolio subject to the respective CVA charge.

p

Semiannual | The table below provides information on our counterparty credit risk under the standardized approach. Exposure at default (EAD) increased by USD 4.3 billion to USD 6.7 billion mainly due to the revision of the methodology applied for structured margin lending transactions. p

Semiannual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 31.12.18
1	Central governments and central banks	202					0			202
2	Banks and securities dealers			31	176	0	4	0		210
3	Public-sector entities and multilateral development banks			0						1
4	Corporates				99	4,974	1,045	0		6,119
5	Retail					18	128			147
6	Equity
7	Other assets
8	Total	202		32	275	4,993	1,177	0	0	6,679

	Regulatory portfolio as of 30.6.18
1	Central governments and central banks	203								203
2	Banks and securities dealers			105	101		50	3		259
3	Public-sector entities and multilateral development banks						1			1
4	Corporates			1	170		1,255			1,426
5	Retail					18	509			527
6	Equity
7	Other assets
8	Total	203		105	271	18	1,815	3	0	2,417

	Regulatory portfolio as of 31.12.17
1	Central governments and central banks	207								207
2	Banks and securities dealers			102	242		1			345
3	Public-sector entities and multilateral development banks						4			4
4	Corporates				62		827			889
5	Retail					4	99			104
6	Equity
7	Other assets
8	Total	207		102	304	4	932	0	0	1,549

p

UBS Group AG consolidated

Semiannual | Information on RWA, including details on movements in RWA, is provided on pages 6–7 of our UBS Group AG and significant regulated subsidiaries and sub-groups report for the third quarter of 2018, available under “Pillar 3 disclosures” at www.ubs.com/investors and on page 57 of this report.

Semiannual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Central governments and central banks as of 31.12.18
0.00 to <0.15	8,415	0.0	0.1	44.0	0.3	740	8.8
0.15 to <0.25	197	0.2	<0.1	65.3	0.9	93	47.0
0.25 to <0.50	128	0.3	<0.1	84.3	1.0	106	83.4
0.50 to <0.75	100	0.7	<0.1	45.0	1.0	85	85.1
0.75 to <2.50	23	1.0	<0.1	53.8	0.8	21	90.2
2.50 to <10.00	0	2.6	<0.1	88.8	1.0	0	229.2
10.00 to <100.00
100.00 (default)
Subtotal	8,864	0.1	0.2	45.1	0.5	1,046	11.8

Central governments and central banks as of 30.6.18
0.00 to <0.15	8,824	0.0	0.1	49.1	0.4	805	9.1
0.15 to <0.25	279	0.2	<0.1	66.2	0.9	129	46.2
0.25 to <0.50	169	0.3	<0.1	90.7	1.0	152	89.9
0.50 to <0.75
0.75 to <2.50	25	0.9	<0.1	59.8	0.6	25	99.7
2.50 to <10.00	0	5.2	<0.1	67.2	1.0	1	253.9
10.00 to <100.00
100.00 (default)
Subtotal	9,298	0.1	0.2	50.4	0.5	1,112	12.0

Central governments and central banks as of 31.12.17
0.00 to <0.15	7,746	0.0	0.1	47.3	0.6	790	10.2
0.15 to <0.25	224	0.2	<0.1	68.1	0.9	108	48.2
0.25 to <0.50	26	0.3	<0.1	79.2	1.0	21	79.1
0.50 to <0.75	20	0.7	<0.1	70.0	0.1	18	87.8
0.75 to <2.50	31	1.0	<0.1	60.0	0.5	30	95.2
2.50 to <10.00	2	6.2	<0.1	70.0	1.0	5	281.5
10.00 to <100.00
100.00 (default)
Subtotal	8,050	0.1	0.2	48.1	0.6	971	12.1

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Banks and securities dealers as of 31.12.18
0.00 to <0.15	13,103	0.1	0.4	50.5	0.8	2,672	20.4
0.15 to <0.25	3,927	0.2	0.2	48.3	0.8	1,415	36.0
0.25 to <0.50	1,458	0.4	0.2	49.9	0.8	764	52.4
0.50 to <0.75	636	0.7	0.1	58.8	0.8	551	86.7
0.75 to <2.50	352	1.2	0.2	63.7	0.8	432	122.8
2.50 to <10.00	320	7.5	0.1	12.0	0.2	132	41.2
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	10	0.0
100.00 (default)
Subtotal	19,799	0.3	1.1	49.9	0.8	5,976	30.2

Banks and securities dealers as of 30.6.18
0.00 to <0.15	18,456	0.1	0.4	49.7	0.7	3,370	18.3
0.15 to <0.25	4,102	0.2	0.3	48.9	0.8	1,450	35.4
0.25 to <0.50	1,334	0.4	0.2	50.2	1.0	717	53.8
0.50 to <0.75	507	0.6	0.1	61.9	1.1	497	98.0
0.75 to <2.50	491	1.1	0.2	60.5	0.7	425	86.6
2.50 to <10.00	130	7.2	0.1	31.0	0.3	143	110.4
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	1	249.1
100.00 (default)
Subtotal	25,020	0.2	1.2	50.0	0.7	6,604	26.4

Banks and securities dealers as of 31.12.17
0.00 to <0.15	18,435	0.1	0.4	50.0	0.7	3,155	17.1
0.15 to <0.25	3,202	0.2	0.3	49.2	0.9	1,207	37.7
0.25 to <0.50	1,399	0.4	0.2	47.6	1.0	735	52.5
0.50 to <0.75	429	0.6	0.1	63.6	1.0	432	100.7
0.75 to <2.50	603	1.1	0.2	61.6	0.7	619	102.6
2.50 to <10.00	86	4.7	0.1	42.7	0.4	120	139.5
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	1	350.0
100.00 (default)	32		<0.1			34	106.0
Subtotal	24,186	0.3	1.2	50.3	0.7	6,303	26.1

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Public-sector entities, multilateral development banks as of 31.12.18
0.00 to <0.15	2,519	0.0	0.1	43.7	1.1	223	8.8
0.15 to <0.25	86	0.2	<0.1	53.2	1.1	28	32.3
0.25 to <0.50	39	0.4	<0.1	61.3	1.0	24	62.6
0.50 to <0.75	0	0.0	<0.1	0.0	0.0	0	0.0
0.75 to <2.50	0	1.0	<0.1	35.0	1.0	0	60.4
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0	87.4
10.00 to <100.00
100.00 (default)	12		<0.1			13	106.0
Subtotal	2,657	0.5	0.1	44.1	1.1	288	10.8

Public-sector entities, multilateral development banks as of 30.6.18
0.00 to <0.15	3,267	0.0	0.1	42.8	1.4	251.0	7.7
0.15 to <0.25	84	0.2	<0.1	58.9	1.0	30.8	36.7
0.25 to <0.50	44	0.3	<0.1	56.6	1.0	25.5	57.6
0.50 to <0.75
0.75 to <2.50	14	1.0	<0.1	35.0	1.0	8.4	60.4
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0.0	87.4
10.00 to <100.00
100.00 (default)	12		<0.1			12.8	106.0
Subtotal	3,421	0.4	0.1	43.3	1.4	328.5	9.6

Public-sector entities, multilateral development banks as of 31.12.17
0.00 to <0.15	3,595	0.0	0.1	43.5	1.5	334	9.3
0.15 to <0.25	119	0.2	<0.1	49.3	1.2	36	30.6
0.25 to <0.50	42	0.3	<0.1	58.7	1.0	25	59.2
0.50 to <0.75
0.75 to <2.50	23	1.0	<0.1	35.0	0.0	11	50.0
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0	87.4
10.00 to <100.00
100.00 (default)	23		<0.1			25	106.0
Subtotal	3,802	0.6	0.1	43.6	1.5	431	11.3

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Corporates: including specialized lending as of 31.12.18[1]
0.00 to <0.15	35,475	0.0	12.0	35.0	0.6	4,717	13.3
0.15 to <0.25	6,761	0.2	1.6	51.0	0.6	3,688	54.6
0.25 to <0.50	2,194	0.4	0.9	78.3	1.0	2,815	128.3
0.50 to <0.75	2,351	0.6	1.0	68.2	0.6	3,668	156.0
0.75 to <2.50	4,311	1.2	1.6	28.2	0.7	3,569	82.8
2.50 to <10.00	1,311	3.2	0.3	13.8	0.4	819	62.4
10.00 to <100.00	0	13.0	<0.1	5.0	1.0	0	36.7
100.00 (default)	1		<0.1			1	106.0
Subtotal	52,403	0.3	17.3	39.3	0.6	19,276	36.8

Corporates: including specialized lending as of 30.6.18[1]
0.00 to <0.15	41,954	0.0	12.2	35.9	0.6	5,293	12.6
0.15 to <0.25	8,878	0.2	1.5	46.6	0.5	4,196	47.3
0.25 to <0.50	2,500	0.4	0.9	73.8	1.0	3,059	122.3
0.50 to <0.75	2,290	0.6	0.9	62.9	0.7	3,420	149.4
0.75 to <2.50	5,530	1.2	1.9	25.2	0.8	3,834	69.3
2.50 to <10.00	1,806	3.1	0.3	12.6	0.4	947	52.4
10.00 to <100.00	5	13.1	<0.1	46.2	1.0	14	317.5
100.00 (default)	1		<0.1			1	106.0
Subtotal	62,963	0.3	17.7	38.3	0.6	20,764	33.0

Corporates: including specialized lending as of 31.12.17[1]
0.00 to <0.15	38,883	0.0	12.0	37.7	0.6	4,988	12.8
0.15 to <0.25	7,665	0.2	1.5	46.9	0.5	3,491	45.5
0.25 to <0.50	2,659	0.4	1.0	68.8	1.0	3,140	118.1
0.50 to <0.75	1,970	0.6	0.9	64.7	0.7	2,901	147.2
0.75 to <2.50	6,241	1.2	1.9	22.3	0.8	3,906	62.6
2.50 to <10.00	1,827	3.2	0.3	12.8	0.4	952	52.1
10.00 to <100.00	2	13.5	<0.1	48.6	1.0	5	307.1
100.00 (default)	15		<0.1			16	106.0
Subtotal	59,262	0.3	17.6	38.8	0.6	19,397	32.7

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Retail: other retail as of 31.12.18
0.00 to <0.15	9,749	0.0	15.1	28.0		362	3.7
0.15 to <0.25	19	0.2	0.3	28.2		2	10.8
0.25 to <0.50	126	0.4	0.1	29.5		23	18.2
0.50 to <0.75	30	0.6	0.1	28.0		7	24.2
0.75 to <2.50	271	1.1	9.0	29.6		87	32.1
2.50 to <10.00	11	2.9	0.1	27.9		5	42.0
10.00 to <100.00	4	21.3	<0.1	30.1		3	70.4
100.00 (default)
Subtotal	10,211	0.1	24.6	28.1		489	4.8

Retail: other retail as of 30.6.18
0.00 to <0.15	7,977	0.0	17.1	27.8		294.7	3.7
0.15 to <0.25	311	0.2	0.2	61.1		72.9	23.5
0.25 to <0.50	61	0.3	0.1	27.2		10.3	16.8
0.50 to <0.75	11	0.6	0.1	27.0		2.5	23.4
0.75 to <2.50	340	1.0	11.2	29.8		117.9	34.7
2.50 to <10.00	15	3.8	0.1	29.1		6.7	44.7
10.00 to <100.00	5	21.4	0.1	29.4		3.3	69.7
100.00 (default)
Subtotal	8,719	0.1	29.0	29.0		508.3	5.8

Retail: other retail as of 31.12.17
0.00 to <0.15	7,111	0.0	13.9	27.2		256	3.6
0.15 to <0.25	198	0.2	0.1	28.9		22	11.1
0.25 to <0.50	44	0.4	0.1	29.3		8	18.1
0.50 to <0.75	13	0.6	0.1	28.8		3	24.9
0.75 to <2.50	324	1.0	10.4	29.7		114	35.3
2.50 to <10.00	43	3.9	0.2	29.4		20	45.2
10.00 to <100.00	4	20.2	0.1	32.1		3	74.5
100.00 (default)
Subtotal	7,737	0.1	24.8	27.4		426	5.5

Total 31.12.18	93,933	0.2	43.4	41.0	0.7	27,075	28.8
Total 30.6.18	109,422	0.2	48.7	41.8	0.7	29,316	26.8
Total 31.12.17	103,037	0.3	45.0	42.6	0.8	27,528	26.7
1 Includes exposures to managed funds.

p

Semiannual |

Fair value of collateral posted for securities financing transactions increased by USD 18.6 billion to USD 477.6 billion, mainly in Group ALM, resulting from higher client activity. p

Semiannual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

31.12.18
Cash – domestic currency (USD)	2,042	16,958	19,000	1,221	6,980	8,200	33,134	72,932
Cash – other currencies		19,784	19,285	1,591	13,808	15,399	12,987	49,636
Sovereign debt	5,552	8,656	14,208	7,995	5,444	13,439	252,257	176,260
Other debt securities		2,277	2,277	812	135	946	79,359	32,851
Equity securities	4,778	23	4,801	1,570	1,465	3,035	243,027	145,939
Total	12,372	47,698	59,571	13,190	27,831	41,020	620,764	477,617

30.6.18
Cash – domestic currency (USD)[4]	2,864	16,970	19,834	1,550	7,061	8,611	27,779	64,482
Cash – other currencies[4]		22,151	22,151	1,704	14,796	16,500	15,317	38,921
Sovereign debt	1,594	8,929	10,523	3,773	8,448	12,221	203,678	143,526
Other debt securities		1,427	1,427	5	1,106	1,111	80,589	36,686
Equity securities	4,424	36	4,460	1,611	1,593	3,203	293,287	175,415
Total	8,882	49,513	58,395	8,643	33,004	41,647	620,650	459,029

31.12.17
Cash – domestic currency (USD)[4]	2,459	16,298	18,757	1,135	6,011	7,146	29,612	64,961
Cash – other currencies[4]		20,524	20,524	1,809	15,256	17,065	12,493	52,137
Sovereign debt	1,723	10,391	12,114	3,555	7,751	11,306	219,538	153,773
Other debt securities		1,211	1,211	5	1,368	1,373	73,512	30,820
Equity securities	2,898	45	2,943	1,828	1,147	2,975	305,891	162,443
Total	7,080	48,469	55,549	8,331	31,534	39,865	641,046	464,134

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the case of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.    4 The presentation of 'cash - domestic currency' was aligned with US dollars as the new presentation currency applied for UBS Group AG's IFRS consolidated financial statements as of 31 December 2018.

p

UBS Group AG consolidated

Semiannual | Notionals for credit derivatives decreased by USD 4.4 billion for protection bought and USD 4.1 billion for protection sold, primarily as a result of continued reductions in our Corporate Center – Non-core and Legacy Portfolio.p

Semiannual |

CCR6: Credit derivatives exposures
	31.12.18		30.6.18		31.12.17
USD million	Protection bought	Protection sold	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	43,265	44,875	48,609	48,154	62,884	57,117
Index credit default swaps	37,006	32,309	34,288	33,438	39,258	39,365
Total return swaps	4,726	1,976	4,497	1,665	4,551	1,703
Credit options	4,065	57	6,087	58	4,400	60
Other credit derivatives
Total notionals	89,063	79,218	93,481	83,316	111,093	98,244
Fair values
Positive fair value (asset)	1,117	815	940	1,217	813	2,088
Negative fair value (liability)	1,612	1,232	1,943	1,328	2,996	910
1 Includes notional amounts for client-cleared transactions.

p

Section 6  Comparison of A-IRB approach and standardized approach for credit risk

Background

Annual | In accordance with current prudential regulations, FINMA has approved our use of the advanced internal ratings-based (A-IRB) approach for calculating the required capital for a majority of our credit risk exposures.

The principal differences between the standardized approach (SA) and the A-IRB approach identified below are based on the current SA rules without consideration of the material revisions announced by the Basel Committee on Banking Supervision (BCBS) in December 2017.

We believe that advanced approaches that adequately capture economic risks are paramount for the appropriate representation of the capital requirements related to risk-taking activities. Within a strong risk control framework and in combination with robust stress testing practices, strict risk limits, as well as leverage and liquidity requirements, advanced approaches promote a proactive risk culture, putting the right incentives in place to prudently manage risks.

Refer to the “Introduction and basis for preparation” section of this report for more information on FINMA-defined asset classes.p

Key methodological differences between A-IRB and current SA approaches

Annual | In line with the BCBS objective, the A-IRB approach seeks to balance the maintenance of prudent levels of capital while encouraging, where appropriate, the use of advanced risk management techniques. By design, the calibration of the current SA rules and the A-IRB approaches is such that low-risk, short-maturity, well-collateralized portfolios across the various asset classes (with the exception of Central governments and central banks) receive lower risk weights under the A-IRB than under the current SA rules. Accordingly, RWA and capital requirements under the current SA rules would be substantially higher than under the A-IRB approach for lower-risk portfolios. Conversely, RWA for higher-risk portfolios are higher under the A-IRB than under the current SA approach.

Differences primarily arise due to the measurement of exposure at default (EAD) and to the risk weights applied. In both cases, the treatment of risk mitigation such as collateral can have a significant effect.

EAD measurement

For the measurement of EAD, the main differences relate to derivatives, driven by the differences between the internal model method (IMM) and the regulatory prescribed current exposure method (CEM).

The model-based approaches to derive estimates of EAD for derivatives and securities financing transactions reflect the detailed characteristics of individual transactions. They model the range of possible exposure outcomes across all transactions within the same legally enforceable netting set at various future time points. This assesses the net amount that may be owed to us or that we may owe to others, taking into account the effect of correlated market moves over the potential time it could take to close out a position. The calculation considers current market conditions and is therefore sensitive to deteriorations in the market environment.

In contrast, EAD under the regulatory prescribed rules are calculated as replacement costs at the balance sheet date plus regulatory add-ons, which take into account potential future market movements but at predetermined fixed rates, which are not sensitive to changes in market conditions. These add-ons are crudely differentiated by reference to only five product types and three maturity buckets. Moreover, the current regulatory prescribed rules calculation gives very limited recognition to the benefits of diversification across transactions within the same legally enforceable netting set. As a result, large diversified portfolios, such as those arising from our activities with other market-making banks, will generate much higher EAD under the current regulatory prescribed rules than under the model-based approach.

Risk weights

Under the A-IRB approach, risk weights are assigned according to the bank’s internal credit assessment of the counterparty to determine the probability of default (PD) and loss given default (LGD).

UBS Group AG consolidated

The PD is an estimate of the likelihood of a counterparty defaulting on its contractual obligations. It is assessed using rating tools tailored to the various categories of counterparties. Statistically developed scorecards, based on key attributes of the obligor, are used to determine PD for many of our corporate clients and for loans secured by real estate. Where available, market data may also be used to derive the PD for large corporate counterparties. For Lombard loans, Merton-type model simulations are used that take into account potential changes in the value of securities collateral. PD is not only an integral part of the credit risk measurement, but also an important input for determining the level of credit approval required for any given transaction. Moreover, for the purpose of capital underpinning, the majority of counterparty PDs are subject to a floor.

The LGD is an estimate of the magnitude of the likely loss if there is a default. The calculation takes into account the loss of principal, interest and other amounts such as workout costs, including the cost of carrying an impaired position during the workout process less recovered amounts. Importantly, LGD considers credit mitigation by way of collateral or guarantees, with the estimates being supported by our internal historical loss data and external information where available.

The combination of PD and LGD determined at the counterparty level results in a highly granular level of differentiation of the economic risk from different borrowers and transactions.

In contrast, the SA risk weights are largely reliant on external rating agencies’ assessments of the credit quality of the counterparty, with a 100% risk weight typically being applied where no external rating is available. Even where external ratings are available, there is only a coarse granularity of risk weights, with only four primary risk weights used for differentiating counterparties, with the addition of a 0% risk weight for AA– or better rated Central governments and central banks. Risk weights of 35% and 75% are used for mortgages and retail exposures, respectively.

The SA does not differentiate across transaction maturities except for interbank lending, albeit in a very simplistic manner considering only shorter or longer than three months. This has clear limitations. For example, the economic risk of a six-month loan to, say, a BB-rated US corporate is significantly different to that of a 10-year loan to the same borrower. This difference is evident from the distinction of PD levels based on ratings assigned by external rating agencies through their separate ratings for short-term and long-term debt for a given issuer.

The SA typically assigns lower risk weights to sub-investment grade counterparties than the A-IRB approach, thereby potentially understating the economic risk. Conversely, investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach.

Maturity is also an important factor, with the A-IRB approach producing a higher capital requirement for longer maturity exposures than for shorter maturity exposures. Since the accelerated implementation of our strategy in 2012, the maturity effect has become particularly important as we had a notable shift from longer-term to shorter-term transactions in our credit portfolio.

Additionally, under the A-IRB approach we calculate expected loss measures that are deducted from common equity tier 1 (CET1) capital to the extent that they exceed general provisions, which is not the case under the SA.

Given the divergence between the SA and the economic risk, which is better represented under the A-IRB approach, particularly for lower-grade counterparties, there is a risk that applying the SA could incentivize higher risk-taking without a commensurate increase in required capital. p

Comparison of the A-IRB approach EAD and leverage ratio denominator by asset class

Annual | The following table shows EAD, average risk weight (RW), RWA and leverage ratio denominator (LRD) per asset class for Central governments and central banks, Multilateral development banks and Public-sector entities, Banks and securities dealers, Corporates and Retail credit risk and counterparty credit risk exposures subject to the A-IRB approach. LRD is the exposure measure used for the leverage ratio.

LRD estimates presented in the table reflect the credit risk and counterparty credit risk components of exposures only and are therefore not representative of the LRD requirement at bank level overall. The LRD estimates exclude exposures subject to market risk, non-counterparty-related risk and SA credit risk to provide a like-for-like comparison with the A-IRB credit risk EAD shown. p

Annual |

Breakdown by asset classes
	A-IRB			LRD
in USD billion, except where indicated	EAD	RW %	RWA
Central governments and central banks	149	2	4	160
Multilateral development banks	5	2	0	4
Public-sector entities	6	17	1	7
Banks and securities dealers	35	32	11	77
Corporates	136	46	62	227
Retail	297	12	36	278
of which: residential mortgages	142	19	27	148
of which: Lombard lending	153	6	9	124

p

Comparison of the A-IRB approach, the SA and LRD by asset class

Annual | The differences between the A-IRB approach, the SA and LRD per asset class are discussed below and on the following pages.

Asset classes Central governments and central banks, Multilateral development banks and Public sector entities

The regulatory net EAD for Central governments and central banks, Multilateral development banks (MDBs) and Public sector entities (PSEs) is USD 160 billion under the A-IRB approach. Since the vast majority of our exposure is driven by banking products exposures, the LRD is broadly in line with the A-IRB net EAD and we would expect a similar amount under the SA.

The charts below provide comparisons of risk weights for exposures to the asset classes Central governments and central banks, highly rated MDBs and other MDBs and PSEs calculated under the A-IRB approach and the SA. Risk weights under the A-IRB approach are shown for one-year and five-year maturities, both assuming an LGD of 45%. Our internal A-IRB ratings have been mapped to external ratings based on the long-term average of one-year default rates available from the major credit rating agencies, as described on page 147 of our Annual Report 2018.

The SA assigns a zero risk weight to central governments and central banks rated AA– and better and to highly rated MDB counterparties, while the A-IRB approach generally assigns risk weights higher than zero even for the highest-quality sovereign counterparties.

For other MDB and PSE counterparties rated AA- and better, the risk weight applied is 20%.

Despite this, we would expect an increase in average risk weight under the SA due to exposures to unrated counterparties such as sovereign wealth funds, which attract a 100% risk weight under the SA despite being generally considered very low risk, and short-term repo transactions with central banks rated below AA–, such as the Bank of Japan.

However, as the asset class is not a significant driver of RWA, we would expect any resulting increase in RWA to be relatively small.

Asset class Banks and securities dealers

The regulatory net EAD for exposures to the asset class Banks and securities dealers is USD 35 billion under the A-IRB approach. The A-IRB net EAD is lower compared with the LRD as a result of collateral mitigation on derivatives and securities financing transactions. We would expect the net EAD to increase significantly under the regulatory prescribed rules related to derivatives and securities financing transactions within the Investment Bank, due to the aforementioned methodological differences between the calculation of EAD under the two approaches.

The chart below provides a comparison of risk weights for SA.

The vast majority of our exposure toward Banks and securities dealers is of investment grade quality. The average contractual maturity of this exposure is closer to the one-year example provided in the chart above. Therefore, we would expect a higher average risk weight under the SA than the 25% average risk weight under the A-IRB approach. In combination with higher EAD, we would expect this to lead to significantly higher RWA for Banks and securities dealers under the SA.

UBS Group AG consolidated

Asset class Corporates

The regulatory net EAD for the asset class Corporates is USD 136 billion under the A-IRB approach. The A-IRB net EAD is lower compared with the LRD as a result of collateral mitigation on derivatives and securities financing transactions. We would expect the EAD figure to be higher under the regulatory prescribed rules related to derivatives and securities financing transactions due to the aforementioned methodological differences between the calculation of EAD under the two approaches. Derivatives and securities financing transactions currently account for 40% of the EAD for this asset class.

The following chart provides a comparison of risk weights for Corporates exposures calculated under the A-IRB approach and the SA. These exposures primarily arise from corporate lending and derivatives trading within the Investment Bank, and lending to large corporates and small and medium-sized enterprises within Switzerland. The comparison does not include the FINMA-required multiplier applied to Investment Bank Corporates exposures under A-IRB.

Investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach. The majority of our Corporates exposures fall into this category. We would therefore expect risk weights for Corporates to be generally higher under the SA.

In addition, SA risk weights rely on external ratings, with a default weighting of 100% being applied where no external rating is available. Typically, counterparties with no external rating are riskier and thus have higher risk weights under the A-IRB approach. However, managed funds, which comprise nearly one-third of our Corporates EAD, typically have no debt and are therefore unrated. The SA applies a 100% risk weight to exposures to these funds. Under A-IRB, these funds are considered very low risk and have an average risk weight of 17%. We believe the SA significantly overstates the associated risk.

Conversely, for certain exposures, we consider the risk weight of 100% under the SA resulting from the absence of an external rating as insufficient, as evident from the hypothetical leveraged finance counterparty example in the table below. p

Annual | Comparison of risk weights as a function of internal rating assessment

The table assumes two counterparties without external rating assignment.

	Interest payment coverage (EBITDA / total interest payments)	Total debt / EBITDA	Debt / assets	Liquidity (fraction of assets that are liquid)	Internal rating assessment	Exposure maturity	A-IRB risk weight range	SA risk weight
Managed funds	NA	NA	0	100%	AAA–A	< 1Y	10–20%	100%
Leveraged finance counterparty	< 2	> 2.5	> 50%	0%	BB–C	> 5Y	100–250%	100%

p

Asset class Retail

Sub-asset class Residential mortgages

The regulatory net EAD for the sub-asset class Residential mortgages is USD 142 billion under the A-IRB approach. Since the vast majority is driven by banking products exposures, the LRD is broadly in line with the A-IRB net EAD and we would expect a similar amount under the SA.

Due to the size of our personal and corporate banking business in Switzerland, our domestic portfolios represent a significant portion of our overall lending exposures, with the largest being loans secured by residential properties.

Our internal models assign risk weights to such loans by considering the debt service capacity of borrowers as well as the availability of other collateral, amongst other factors. These are important considerations for the Swiss market, where there is legal recourse to the borrower.

In contrast, and different to the assignment of risk weights for asset classes above, the SA only crudely differentiates the risk weights based on loan-to-value (LTV) ranges as shown in the table below.

The vast majority of our exposures would attract the minimum 35% risk weight under the SA, compared with the average of 15% observed under the A-IRB approach.

The difference is largely due to the current SA rules not giving benefit to the portion of exposures with an LTV below 67%. The vast majority of exposures fall within this category, as shown in the “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets” table on page 138 of our Annual Report 2018.

Sub-asset class Lombard lending

Annual | The regulatory net EAD for the sub-asset class Lombard loans is USD 153 billion under the A-IRB approach as of 31 December 2018 and mainly arises in our wealth management businesses.

Eligible collateral is more limited under the SA than under A-IRB. However, the haircuts applied to collateral under the A-IRB approach are generally greater than those prescribed under the SA. Given this, we would expect the overall effect of applying current SA rules to be limited for this portfolio. p

UBS Group AG consolidated

Section 7  Securitizations

Introduction

Annual | This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the revised Basel III securitization framework, applicable since 1 January 2018, which incorporated changes to the treatment of banking book securitization positions.

In a traditional securitization, a pool of loans (or other debt obligations) is transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advice on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases, we act in the role of investor by taking securitization positions. p

Objectives, roles and involvement

Securitization in the banking book

Annual | Securitization positions held in the banking book include legacy risk positions in Corporate Center – Non-core and Legacy Portfolio. In 2018, for the majority of securitization carrying values on the balance sheet, we acted in the role of originator or investor.

Securitization and resecuritization positions in the banking book are measured at fair value, reflecting market prices where available or based on our internal pricing models. p

Securitization in the trading book

Annual | Securitizations held in the trading book are part of trading activities, including market-making and client facilitation, that could result in retention of certain securitization positions as an investor, including those that we may have originated or sponsored. In the trading book, securitization and resecuritization positions are measured at fair value, reflecting market prices where available, or based on our internal pricing models. p

Type of structured entities and affiliated entities involved in securitization transactions

Annual | For the securitization of third-party exposures, the type of structured entities or special purpose vehicles employed is selected as appropriate based on the type of transaction undertaken. Examples include limited liability companies, common law trusts and depositor entities.

We also manage or advise groups of affiliated entities that invest in exposures we have securitized or in structured entities that we sponsor.

Refer to Note 31 “Interests in subsidiaries and other entities” on pages 485–492 of our Annual Report 2018 for further information on interests in structured entities. p

Managing and monitoring of the credit and market risk of securitization positions

Annual | The banking book securitization and resecuritization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization positions are also subject to multiple risk limits, such as management value-at-risk (VaR) and stress limits as well as market value limits. As part of managing risks within predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwinding, novation and asset sales process on an ongoing basis. p

Accounting policies

Annual | Refer to “Consolidation” on pages 328–329 in “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of our Annual Report 2018 for information on accounting policies that relate to securitization activities. p

Regulatory capital treatment of securitization exposures

Annual | With the implementation of the revised securitization framework as of 1 January 2018 for banking book securitization exposures, the following approaches to calculate the associated risk-weighted assets (RWA) have become available, each with specific preconditions that must be met:

–   we use internal ratings (internal ratings-based approach (SEC-IRBA)) if the securitized pool largely consists of internal ratings-based positions and internal ratings are available;

–   if the IRBA cannot be applied, we use external ratings (external ratings-based approach (SEC-ERBA)), if available, from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings for securitization exposures, provided that we are able to demonstrate our expertise in critically challenging and reviewing the external ratings; or

–   if we cannot apply the IRBA or ERBA methods, we apply the standardized approach (SEC-SA) where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%. Resecuritization positions are either treated under the standardized approach or with a 1,250% risk weight.

The selection of the external credit assessment institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid having the credit assessment by one ECAI applied to one or more tranches and by another ECAI to the other tranches, unless this is the result of the application of the specific rules for multiple assessments. If any two of the aforementioned rating agencies have issued a rating for a particular exposure, we would apply the lower of the two credit ratings. If all three rating agencies have issued a rating for a particular exposure, we would apply the middle of the three credit ratings. As of 31 December 2018, UBS did not use internal ratings for the purpose of the RWA calculation for securitization positions in the banking book. p

Securitization exposures in the banking and trading book

Semiannual | The tables “SEC1: Securitization exposures in the banking book” and “SEC2: Securitization exposures in the trading book” outline the carrying values on the balance sheet in the banking and trading books as of 31 December 2018, 30 June 2018 and 31 December 2017. The activity is further broken down by our role (originator, sponsor or investor) and by securitization type (traditional or synthetic). Amounts disclosed under the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

The tables “SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor” and “SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor” have been modified to reflect changes to the revised securitization framework.

Development in RWA related to securitization exposures in the banking book in the second half of 2018

RWA from securitization exposures from the banking book decreased by USD 0.6 billion due to rating changes for exposures under the external ratings-based approach.

For information on the development of RWA in the first half of 2018 refer to our 30 June 2018 Pillar 3 report – UBS Group and significant subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors. p

UBS Group AG consolidated

Semiannual |

SEC1: Securitization exposures in the banking book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
USD million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

31.12.18
Asset classes
1	Retail (total)	87		87							1		1	88
	of which:
2	Residential mortgage	87		87							1		1	88
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)				0		0				125		125	126
	of which:
8	Loans to corporates or SME
9	Commercial mortgage				0		0							0
10	Lease and receivables
11	Trade receivables
12	Other wholesale										126		126	126
13	Re-securitization
14	Total securitization / re-securitization (including retail and wholesale)	87		87	0		0				126		126	213

30.6.18
Asset classes
1	Retail (total)	92		92							0		0	92
	of which:
2	Residential mortgage	92		92							0		0	92
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)										142		142	142
	of which:
8	Loans to corporates or SME
9	Commercial mortgage										0		0	0
10	Lease and receivables
11	Trade receivables
12	Other wholesale										142		142	142
13	Re-securitization
14	Total securitization / re-securitization (including retail and wholesale)	92		92							142		142	234

31.12.17
Asset classes
1	Retail (total)	97		97	137		137				0		0	235
	of which:
2	Residential mortgage	97		97							0		0	97
3	Credit card receivables
4	Student loans				137		137							137
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)		1,976	1,976							142		142	2,118
	of which:
8	Loans to corporates or SME		1,976	1,976										1,976
9	Commercial mortgage										0		0	0
10	Lease and receivables
11	Trade receivables
12	Other wholesale										142		142	142
13	Re-securitization	0		0	0		0				0		0	0
14	Total securitization / re-securitization (including retail and wholesale)	97	1,976	2,073	137		137				142		142	2,353

p

Semiannual |

SEC2: Securitization exposures in the trading book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
USD million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

31.12.18
Asset classes
1	Retail (total)	3		3	7		7				13		13	22
	of which:
2	Residential mortgage	3		3	7		7				13		13	22
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)	1	4	5	1		1	222		222	16		16	244
	of which:
8	Loans to corporates or SME
9	Commercial mortgage	1		1	1		1	222		222	14		14	238
10	Lease and receivables
11	Trade receivables
12	Other wholesale		4	4							3		3	6
13	Re-securitization		3	3				1		1	10		10	13
14	Total securitization / re-securitization (including retail and wholesale)	4	6	10	8		8	223		223	39		39	280

30.6.18
Asset classes
1	Retail (total)	3		3	7		7				14		14	24
	of which:
2	Residential mortgage	3		3	7		7				14		14	24
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)				4		4	100		100	8		8	112
	of which:
8	Loans to corporates or SME
9	Commercial mortgage							100		100	8		8	108
10	Lease and receivables				4		4							4
11	Trade receivables
12	Other wholesale
13	Re-securitization		6	6	3		3				10		10	19
14	Total securitization / re-securitization (including retail and wholesale)	3	6	9	14		14	100		100	31		31	154

31.12.17
Asset classes
1	Retail (total)	3		3	10		10				27		27	40
	of which:
2	Residential mortgage	3		3	10		10				27		27	40
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)				2		2	18		18	7		7	27
	of which:
8	Loans to corporates or SME
9	Commercial mortgage							18		18	7		7	25
10	Lease and receivables
11	Trade receivables
12	Other wholesale				2		2
13	Re-securitization		6	6	2		2				10		10	18
14	Total securitization / re-securitization (including retail and wholesale)	3	6	10	14		14	18		18	44		44	85

p

UBS Group AG consolidated

Semiannual |

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
USD million			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%

31.12.18
Asset classes
1	Total exposures	87			0	67	20		87			589		589			47		47
2	Traditional securitization	87			0	67	20		87			589		589			47		47
3	of which: securitization	87			0	67	20		87			589		589			47		47
4	of which: retail underlying	87				67	20		87			589		589			47		47
5	of which: wholesale	0			0				0			0		0			0		0
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

30.6.18
1	Total exposures	92				0	92		92	0		1,150		1,150	1		92		92	0
2	Traditional securitization	92				0	92		92	0		1,150		1,150	1		92		92	0
3	of which: securitization	92				0	92		92	0		1,150		1,150	1		92		92	0
4	of which: retail underlying	92				0	92		92	0		1,150		1,150	1		92		92	0
5	of which: wholesale
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (continued)
		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)			Total RWA	RWA (by regulatory approach)			Total capital charge after cap	Capital charge after cap
USD million			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%

31.12.17
Asset classes
1	Total exposures	2,210	137	1,976		0	96	137	1,976	96	1,676	17	452	1,206	134	1	36	96
2	Traditional securitization	234	137			0	96	137		96	1,224	17		1,206	97	1		96
3	of which: securitization	234	137				96	137		96	1,224	17		1,206	97	1		96
4	of which: retail underlying	234	137				96	137		96	1,224	17		1,206	97	1		96
5	of which: wholesale
6	of which: re-securitization	0				0	0	0		0	0	0		0	0	0		0
7	of which: senior
8	of which: non-senior	0				0	0	0		0	0	0		0	0	0		0
9	Synthetic securitization	1,976		1,976					1,976		452		452		36		36
10	of which: securitization	1,976		1,976					1,976		452		452		36		36
11	of which: retail underlying
12	of which: wholesale	1,976		1,976					1,976		452		452		36		36
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

UBS Group AG consolidated

Semiannual |

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
USD million			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%

31.12.18
Asset classes
1	Total exposures	126			49	77	1		126		1	121		112		8	10		9		1
2	Traditional securitization	126			49	77	1		126		1	121		112		8	10		9		1
3	of which: securitization	126			49	77	1		126		1	121		112		8	10		9		1
4	of which: retail underlying	1					1				1	8				8	1				1
5	of which: wholesale	126			49	77			126			112		112			9		9
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

30.6.18
Asset classes
1	Total exposures	142			62	80	0		142	0		124		124	0		10		10	0
2	Traditional securitization	142			62	80	0		142	0		124		124	0		10		10	0
3	of which: securitization	142			62	80	0		142	0		124		124	0		10		10	0
4	of which: retail underlying	0					0			0		0			0		0			0
5	of which: wholesale	142			62	80			142			124		124			10		10
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)			Total RWA	RWA (by regulatory approach)			Total capital charge after cap	Capital charge after cap
USD million			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%

31.12.17
Asset classes
1	Total exposures	142	66	0	76	0	0	142		0	64	63		1	5	5		0
2	Traditional securitization	142	66	0	76	0	0	142		0	64	63		1	5	5		0
3	of which: securitization	142	66	0	76	0	0	142		0	64	63		1	5	5		0
4	of which: retail underlying	0					0			0	1			1	0			0
5	of which: wholesale	142	66	0	76		0	142		0	63	63		0	5	5		0
6	of which: re-securitization	0		0			0	0		0	0	0		0	0	0		0
7	of which: senior
8	of which: non-senior	0		0			0	0		0	0	0		0	0	0		0
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

UBS Group AG consolidated

Section 8  Market risk

Overview

The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by FINMA. The components of market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks that are potentially not fully modeled in VaR (RniV), the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book. More information on each of these components is detailed in the following pages.

The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2018.

Annual |

MRA – Market risk
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Strategies and processes of the bank for market risk	Risk, treasury and capital management	–	Risk appetite framework	125–128
		–	Market risk – Overview of measurement, monitoring and management techniques	154
		–	Market risk stress loss, Value-at-risk	155–158
	Consolidated financial statements	–	Note 11 Derivative instruments	395–399
Structure and organization of the market risk management function	Risk, treasury and capital management	–	Key risks, risk measures and performance by business division and Corporate Center unit	120
		–	Risk governance	123–124
Scope and nature of risk reporting and measurement systems	Risk, treasury and capital management	–	Internal risk reporting	129
		–	Main sources of market risk, Overview of measurement, monitoring and management techniques	154

p

Market risk risk-weighted assets

Market risk RWA development in the quarter

Quarterly | This section provides disclosures on the quarterly market risk RWA developments for market risk measured under the internal models method. The four main components that contribute to market risk RWA are VaR, SVaR, IRC and the CRM. VaR and SVaR components include the RWA charge for RniV. The “MR2: RWA flow statements of market risk exposures under an internal models approach” table on the following page provides a breakdown of the market risk RWA movement in the fourth quarter of 2018 across these components, according to Basel Committee on Banking Supervision-defined movement categories. These categories are described below. p

Definitions of market risk RWA movement table components for MR2

References in the table below link to the line numbers provided in the movement table on the next page.

Reference	Description	Definition
1 / 8c	RWA as of previous and current reporting period end (end of period)	Quarter-end RWA.
1a / 8b	Regulatory adjustment	Indicates the difference between rows 1 and 1b, and 8c and 8a, respectively.
1b / 8a	RWA at previous and current quarter end (end of day)

For a given component (e.g., VaR), this refers to the RWA computed whenever that component’s snapshot quarter-end figure is higher than the 60-day average for regulatory VaR, and the 12-week average for SVaR and IRC, thus determining the quarter-end RWA. The regulatory adjustment would be zero if the quarter-end RWA were triggered by the snapshot quarter-end figure.

Movement of end-of-day RWA
2	Movement in risk levels	Movements due to changes in positions and risk levels.
3	Model updates / changes	Movements due to routine updates to model parameters and model changes.
4	Methodology and policy	Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions of existing regulations, new regulations and add-ons mandated by the regulator.
5	Acquisitions and disposals

Movements due to the disposal or acquisition of business operations, quantified based on the market risk exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movements in risk levels.”

6	Foreign exchange movements

Movements due to changes in exchange rates. Note that the effect of movements in exchange rates is captured in “Movement in risk levels,” since exchange rate movements are part of the effects of market movements on risk levels.

7	Other	Movements due to changes that cannot be attributed to any other category.

RWA flow

Quarterly |

Market risk RWA increased by USD 8.3 billion in the fourth quarter, driven by asset size and other movements resulting from higher average regulatory and stressed value-at-risk (VaR) levels observed in the Investment Bank, mainly in its Equities business following significant market volatility. The increase from regulatory add-ons of USD 1.4 billion reflects updates from the monthly risks-not-in-VaR assessment and higher levels of regulatory VaR and stressed VaR.

The VaR multiplier remained unchanged at 3.0 compared with the third quarter of 2018. p

UBS Group AG consolidated

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.17	3,157	5,403	3,547	81		12,188
1a	Regulatory adjustment	(2,454)	(4,635)	0	(27)		(7,116)
1b	RWA at previous quarter-end (end of day)	703	768	3,547	54		5,072
2	Movement in risk levels	410	1,539	(1,159)	0		789
3	Model updates / changes	74	(3)	0	0		71
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	19	285	0	(15)		289
8a	RWA at the end of the reporting period (end of day)	1,207	2,589	2,387	39		6,222
8b	Regulatory adjustment	6,021	9,968	847	14		16,850
8c	RWA as of 31.3.18	7,228	12,557	3,234	53		23,072
1	RWA as of 31.3.18	7,228	12,557	3,234	53		23,072
1a	Regulatory adjustment	(6,021)	(9,968)	(847)	(14)		(16,850)
1b	RWA at previous quarter-end (end of day)	1,207	2,589	2,387	39		6,222
2	Movement in risk levels	1,019	822	12	0		1,852
3	Model updates / changes	(135)	12	0	0		(123)
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	(101)	23	0	18		(60)
8a	RWA at the end of the reporting period (end of day)	1,989	3,446	2,399	57		7,891
8b	Regulatory adjustment	1,311	2,934	0	0		4,245
8c	RWA as of 30.6.18	3,300	6,380	2,399	57		12,136
1	RWA as of 30.6.18	3,300	6,380	2,399	57		12,136
1a	Regulatory adjustment	(1,311)	(2,934)	0	0		(4,245)
1b	RWA at previous quarter-end (end of day)	1,989	3,446	2,399	57		7,891
2	Movement in risk levels	(1,653)	(2,400)	327	0		(3,726)
3	Model updates / changes	(8)	(62)	(60)	0		(130)
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	(1)	80	0	(57)		22
8a	RWA at the end of the reporting period (end of day)	328	1,063	2,666	0		4,057
8b	Regulatory adjustment	2,142	5,101	0	12		7,255
8c	RWA as of 30.9.18	2,470	6,164	2,666	12		11,313
1	RWA as of 30.9.18	2,470	6,164	2,666	12		11,313
1a	Regulatory adjustment	(2,142)	(5,101)	0	(12)		(7,255)
1b	RWA at previous quarter-end (end of day)	328	1,063	2,666	0		4,057
2	Movement in risk levels	1,765	1,975	(1,373)	0		2,368
3	Model updates / changes	335	(47)	(53)	0		235
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	489	689	0	0		1,178
8a	RWA at the end of the reporting period (end of day)	2,918	3,680	1,240	0		7,838
8b	Regulatory adjustment	2,167	8,470	1,059	7		11,702
8c	RWA as of 31.12.18	5,085	12,149	2,299	7		19,541
1 Components that describe movements in RWA are presented in italic.

p

Securitization positions in the trading book

Semiannual | Our exposure to securitization positions in the trading book relates primarily to positions in Corporate Center – Non-core and Legacy Portfolio that we continue to wind down. A small amount of exposure also arises from secondary trading in commercial mortgage-backed securities in the Investment Bank. Refer to the “Regulatory exposures and risk-weighted assets” table on page 16–18 of this report and to the “Securitizations” section of this report for more information.

The table below provides information on market risk RWA from securitization exposures in the trading book. p

Semiannual |

MR1: Market risk under standardized approach
RWA
USD million		31.12.18	30.6.18	31.12.17
Outright products
1	Interest rate risk (general and specific)
2	Equity risk (general and specific)
3	Foreign exchange risk
4	Commodity risk
Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization	452	364	410
9	Total	452	364	410

p

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2018. p

Annual |

MRB – Internal models approach
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Description of activities and risks covered by the VaR models and stressed VaR models	Risk, treasury and capital management	–	Value-at-risk	155–158
		–	Main sources of market risk	154
VaR models applied by different entities within the Group	Risk, treasury and capital management	–	Main sources of market risk	154
		–	Value-at-risk	155–158
General description of VaR and stressed VaR models	Risk, treasury and capital management	–	Value-at-risk	155–158

Main differences between the VaR and stressed VaR models used for management purposes and for regulatory purposes	Risk, treasury and capital management	–	Value-at-risk	155–158

Further information on VaR models	Risk, treasury and capital management	–	Value-at-risk	155–158
		–	Market risk stress loss	155
		–	Market risk – Overview of measurement, monitoring and management techniques	154
	Consolidated financial statements	–	Note 24 Fair value measurement	429–449
Description of stress testing applied to modeling parameters	Consolidated financial statements	–	Note 24 Fair value measurement	429–449
Description of backtesting approach	Risk, treasury and capital management	–	Backtesting of VaR	157–158
		–	VaR model confirmation	158

p

UBS Group AG consolidated

Regulatory calculation of market risk

Semiannual | The table below shows minimum, maximum, average and period-end regulatory VaR, stressed VaR, the IRC and the comprehensive risk capital charge.

During the second half of 2018, average 10-day 99% regulatory VaR and stressed VaR decreased due to risk management actions, despite increased market volatility in the fourth quarter. p

Semiannual |

MR3: IMA values for trading portfolios
		For the six-month period ended 31.12.18	For the six-month period ended 30.6.18	For the six-month period ended 31.12.17
USD million
	VaR (10-day 99%)
1	Maximum value	107	181	93
2	Average value	38	52	36
3	Minimum value	6	2	12
4	Period end	79	65	22
	Stressed VaR (10-day 99%)
5	Maximum value	202	334	333
6	Average value	93	107	86
7	Minimum value	35	23	27
8	Period end	98	122	31
	Incremental risk charge (99.9%)
9	Maximum value	247	342	310
10	Average value	193	222	272
11	Minimum value	99	153	209
12	Period end	99	192	284
	Comprehensive risk capital charge (99.9%)
13	Maximum value	5	5	9
14	Average value	1	4	6
15	Minimum value	0	3	4
16	Period end	0	5	4
17	Floor (standardized measurement method)	0	1	1

p

Value-at-risk

VaR definition

Annual | VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. The measure assumes no change in the Group’s trading positions over the set time horizon.

We calculate VaR on a daily basis. The profit or loss distribution from which VaR is derived is generated by our internally developed VaR model. The VaR model simulates returns over the holding period of those risk factors to which our trading positions are sensitive, and subsequently quantifies the profit or loss effect of these risk factor returns on the trading positions. Risk factor returns associated with the risk factor classes of general interest rates, foreign exchange and commodities are based on a pure historical simulation approach, taking into account a five-year look-back window. Risk factor returns for selected issuer-based risk factors, such as equity price and credit spreads, are decomposed into systematic and residual, issuer-specific components using a factor model approach. Systematic returns are based on historical simulation, and residual returns are based on a Monte Carlo simulation. The VaR model profit and loss distribution is derived from the sum of the systematic and residual returns in such a way that we consistently capture systematic and residual risk. Correlations among risk factors are implicitly captured via the historical simulation approach. In modeling the risk factor returns, we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties of the risk factors within a given risk factor class, we choose to model the risk factor returns using absolute returns or logarithmic returns. The risk factor return distributions are updated on a fortnightly basis.

Although our VaR model does not have full revaluation capability, we source full revaluation grids and sensitivities from our front-office systems, enabling us to capture material non-linear profit or loss effects.

We use a single VaR model for both internal management purposes and determining market risk risk-weighted assets (RWA), although we consider different confidence levels and time horizons. For internal management purposes, we establish risk limits and measure exposures using VaR at the 95% confidence level with a one-day holding period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk used to underpin the market risk capital requirement under Basel III requires a measure equivalent to a 99% confidence level using a 10-day holding period. In the calculation of a 10-day holding period VaR, we employ 10-day risk factor returns, whereby all observations are equally weighted.

Additionally, the population of the portfolio within management and regulatory VaR is slightly different. The population within regulatory VaR meets regulatory requirements for inclusion in regulatory VaR. Management VaR includes a broader population of positions. For example, regulatory VaR excludes the credit spread risks from the securitization portfolio, which are treated instead under the securitization approach for regulatory purposes.

We also use SVaR for the calculation of regulatory capital. SVaR adopts broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). However, unlike regulatory VaR, the historical data set for SVaR is not limited to five years, but spans the time period from 1 January 2007 to present. In deriving SVaR, we search for the largest 10-day holding period VaR for the current portfolio of the Group across all one-year look-back windows that fall into the interval from 1 January 2007 to present. SVaR is computed weekly. p

Derivation of VaR- and SVaR-based RWA

Annual | VaR and SVaR are used to derive the VaR and SVaR components of the market risk Basel III RWA, as shown in the “Regulatory exposures and risk-weighted assets” table on pages 16–18 of this report. This calculation takes the maximum of the respective period-end VaR measure and the product of the average VaR measure for the 60 trading days immediately preceding the period end and a VaR multiplier set by FINMA. The VaR multiplier, which was 3.0 as of 31 December 2018, is dependent upon the number of VaR backtesting exceptions within a 250-business-day window. When the number of exceptions is greater than four, the multiplier increases gradually from three to a maximum of four if 10 or more backtesting exceptions occur. This is then multiplied by a risk weight factor of 1,250% to determine RWA.

In addition to the VaR multiplier, at the time of the structural change to our VaR model in the first quarter of 2016, FINMA introduced a model multiplier of 1.3 to be applied in the calculation of VaR and SVaR RWA. This model multiplier was temporarily introduced to offset a reduction in VaR at the time, pending other improvements to the VaR model which are expected to increase VaR. This temporary multiplier has not yet been removed.

This calculation is set out in the table below. p

Annual |

Calculation of VaR- and SVaR-based RWA as of 31 December 2018
USD million	Period-end VaR (A)	60-day average VaR (B)	VaR multiplier (C)	Model multiplier (D)	Max. (A, B x C) x D (E)	Risk weight factor (F)	Basel III RWA (E x F)
VaR (10-day 99%)	79	50	3.00	1.3	196	1,250%	2,454
Stressed VaR (10-day 99%)	98	120	3.00	1.3	469	1,250%	5,866

p

UBS Group AG consolidated

MR4: Comparison of VaR estimates with gains / losses

Semiannual | VaR backtesting is a performance measurement process in which the 1-day VaR prediction is compared with the realized 1-day profit & loss (P&L). We compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions and revenues from intraday trading, to provide for a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Statistically, given the confidence level of 99%, two or three backtesting exceptions per year can be expected. More than four exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a prolonged period of time. However, as noted in the VaR limitations section above, a sudden increase or decrease in market volatility relative to the five-year window could lead to a higher or lower number of exceptions, respectively. Accordingly, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with results being reported to senior business management, the Group Chief Risk Officer and the Chief Risk Officer Market & Treasury Risk. Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart on the page below shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for 2018. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is due to the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

The number of negative backtesting exceptions within a 250-business-day window increased from one to two by the end of the year. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.0 as of 31 December 2018. p

Semiannual |

p

Risks-not-in-VaR

Risks-not-in-VaR definition

Annual | We have a framework to identify and quantify potential risks that are not fully captured by our VaR model. We refer to these as risks-not-in-VaR (RniV). This framework is used to underpin these potential risks with regulatory capital, calculated as a multiple of VaR and SVaR.

Our VaR model can be split into two components: the P&L representation and the risk factor model. This gives rise to two RniV categories: P&L representation RniV and risk factor RniV. P&L representation RniV arises from approximations made by the VaR model to quantify the effect of risk factor changes on the profit and loss of positions and portfolios. Risk factor RniV originate from an inadequate modeling of the stochastic behavior of the risk factors. p

Risks-not-in-VaR quantification

Annual | The RniV quantification is conducted on the basis of a quantitative approach that was developed within the Risk Methodology department, and that has been approved by FINMA. We quantify RniV on a monthly basis. The revised framework applies to both categories of RniV: P&L representation RniV as well as risk factor RniV. p

Risks-not-in-VaR mitigation

Annual | Material RniV items are monitored and controlled by means and measures other than VaR, such as position limits and stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks. p

Derivation of RWA add-on for risks-not-in-VaR

Annual | The RniV framework is used to derive the RniV-based component of the market risk Basel III RWA, using the aforementioned approach, which is approved by FINMA and subject to a recalibration frequency that is at least quarterly. As the RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

The RniV VaR and SVaR capital ratios applicable during the fourth quarter are 107% for each.

FINMA continues to require that RniV stressed VaR capital be floored at RniV VaR capital. p

Annual |

Calculation of RniV-based RWA as of 31 December 2018
USD million	Period-end RWA (A)	RniV add-on (B)	RniV RWA (A x B)
Regulatory VaR	2,454	107%	2,632
Stressed VaR	5,866	107%	6,284
Total RniV RWA			8,915

p

UBS Group AG consolidated

Incremental risk charge

Annual | Incremental risk charge (IRC) is the potential loss due to the defaults or credit migrations of issuers of non-securitized credit instruments in the trading book. IRC is calculated as the portfolio loss at the 99.9% percentile of the portfolio loss distribution over a one-year time horizon. It uses a multi-factor model applying the constant position assumption for all positions in the IRC portfolio: all positions are kept unchanged over the one-year time period.

The portfolio loss distribution is estimated using a Monte Carlo simulation approach. The simulation is performed in two steps: first, the distribution of credit ratings (including the defaulted state) at the one-year time horizon is estimated by a portfolio rating migration model, and second, default and migration losses conditional on credit events generated by the migration model are calculated and aggregated.

The portfolio rating migration model is of the Merton type: migrations of credit ratings are considered to be functions of the underlying asset value of a firm. The correlation structure of asset values is based on the SunGard APT factor model with factor loadings and volatilities homogenized within region-industry-size buckets. For the government bucket, a conservative expert-based correlation value is used. The transition matrix approach is utilized to set migration and default thresholds. The transition matrix for sovereign obligors is calibrated to the history of S&P sovereign ratings. The transition matrix for non-sovereigns is calibrated to the history of UBS internal ratings.

For each position related to a defaulted obligor, default losses are calculated based on the maximum default exposure measure (the loss in the case of a default event assuming zero recovery) and a random recovery concept. To account for potential basis risk between instruments, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate rating migration losses, a linear (delta) approximation is used. A loss due to a migration event is calculated as a change in the average credit spread due to the rating change, multiplied by the corresponding sensitivity of a position to changes in credit spreads.

The validation of the IRC model relies heavily on sensitivity analyses embedded into the annual model reconfirmation.p

Derivation of IRC-based RWA

Annual | IRC is calculated weekly and the results are used to derive the IRC-based component of the market risk Basel III RWA, as shown in the “Regulatory exposures and risk-weighted assets” table on pages 16–18 of this report. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier, and is shown below. p

Annual |

Calculation of IRC-based RWA as of 31 December 2018
	Period-end IRC (A)	Average of last 12 weeks IRC (B)	Max (A, B) (C)	Risk weight factor (D)	Basel III RWA (C x D)
USD million
	99	184	184	1,250%	2,299

p

Comprehensive risk measure

Annual | The comprehensive risk measure (CRM) is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. The calculation assumes a static portfolio with trade aging, a modeling choice consistent with the portfolio being hedged in a back-to-back manner. The model scope covers collateralized debt obligation (CDO) swaps, credit-linked notes (CLNs), 1st- and nth-to-default swaps and CLNs and hedges for these positions, including single-name credit default swaps (CDSs), CLNs and index CDSs.

The CRM profit and loss distribution is estimated using a Monte Carlo simulation of defaults, loss given defaults (LGDs) and market data changes over the next 12 months where spreads follow their own stochastic processes and are correlated to defaults. The risk engine loads the definition of all trades and, for each Monte Carlo scenario, generates the trade cash flows over the next 12 months and revalues the trades on the horizon date. The revaluation relies on sampled FX rates, credit spreads and index bases and introduces a correlation skew by using stochastic correlations and stochastic LGDs. The correlation skew is calibrated at irregular intervals. The 99.9% negative quantile of the resulting profit and loss distribution is then taken to be the CRM result. Our CRM methodology is subject to minimum qualitative standards. p

Derivation of CRM-based RWA

Annual | CRM is calculated weekly, and the results are used to derive the CRM-based component of the market risk Basel III RWA, as shown in the “Regulatory exposures and risk-weighted assets” table on pages 16–18 of this report. The calculation is subject to a floor equal to 8% of the equivalent capital charge under the specific risk measure (SRM) for the correlation trading portfolio. The calculation is shown below. p

Annual |

Calculation of CRM-based RWA as of 31 December 2018
USD million	Period-end CRM (A)	Average of last 12 weeks CRM (B)[1]	Max (A, B) (C)	Risk weight factor (D)	Basel III RWA (C x D)
	0	1	1	1,250%	7
1 CRM = Max (CRM model result, 8% of equivalent charge under the SRM).

p

UBS Group AG consolidated

Section 9  Operational risk

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2018. p

Annual |

ORA: Operational risk
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Details of the approach for operational risk capital assessment for which the bank qualifies	Risk, treasury and capital management	–	Operational risk framework	171
Description of the advanced measurement approaches (AMA) for operational risk	Risk, treasury and capital management	–	Advanced measurement approach model	172

p

Section 10  Interest rate risk in the banking book

Annual | Interest rate risk in the banking book arises from balance sheet positions such as Loans, Financial assets at fair value not held for trading, Financial assets measured at amortized cost, Customer deposits, Debt issued measured at amortized cost and derivatives, including those used for cash flow hedge accounting purposes. These positions may affect Other comprehensive income (OCI) or the income statement, depending on their accounting treatment.

The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2018.  p

Annual |

Interest rate risk in the banking book
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

The nature of interest rate risk in the banking book and key assumptions applied	Risk, treasury and capital management	–	Interest rate risk in the banking book	159–163

p

Interest rate risk sensitivity to parallel shifts in yield curves

Annual | Interest rate risk in the banking book is not underpinned for capital purposes, but is subject to a regulatory threshold. As of 31 December 2018, the economic-value effect of an adverse parallel shift in interest rates of ±200 basis points on our banking book interest rate risk exposures was significantly below both the current threshold of 20% of eligible capital recommended by regulators and the new threshold of 15% of Tier 1 capital applicable as of 2019.

The interest rate risk sensitivity figures presented in the “Interest rate sensitivity – banking book” table on the next page represent the effect of +1, ±100 and ±200-basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment. In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro and the Japanese yen, interest rates for Global Wealth Management and Personal & Corporate Banking client transactions are generally floored at 0%. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

The sensitivity of the banking book to rising rates was positive USD 1.0 million per basis point compared with approximately nil at prior year-end. This was mainly due to changes in US dollar sensitivity. In the third quarter of 2018, we implemented a transfer process of the interest rate risk from our Global Wealth Management in the Americas into Corporate Center – Group ALM, and adopted a replication model for the non-maturing deposits held in the US. This decreased the exposure to rising rates in Global Wealth Management to negative USD 0.1 million per basis point from negative USD 1.8 million per basis point.

The sensitivity of the banking book to rising rates includes the interest rate sensitivities arising from debt investments classified as Financial assets measured at fair value through other comprehensive income. The sensitivity of these positions to a 1-basis-point parallel increase in the yields of the respective instruments was approximately negative USD 2 million, unchanged from the prior year.

The sensitivity of the banking book to rising interest rates also includes interest rate sensitivities arising from interest rate swaps designated in cash flow hedges. Fair value gains or losses associated with the effective portion of these hedges are recognized directly in other comprehensive income (OCI) in equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from OCI to profit or loss. These swaps are predominantly denominated in US dollars, euros and Swiss francs. A 1-basis-point parallel increase of underlying LIBOR curves would have decreased OCI by approximately USD 22 million, excluding adjustments for tax.  p

UBS Group AG consolidated

Annual |

Interest rate sensitivity – banking book[1]
31.12.18
USD million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(8.5)	(8.5)	0.8	78.6	158.6
EUR	(167.9)	(141.3)	0.1	6.9	15.6
GBP	(88.2)	(56.0)	0.1	11.1	20.5
USD	(355.3)	(96.5)	0.0	(73.6)	(202.3)
Other	8.8	3.7	0.1	10.4	21.3
Total effect on fair value of interest rate-sensitive banking book positions	(611.1)	(298.5)	1.0	33.4	13.6

31.12.17
USD million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(32.7)	(32.7)	1.0	100.2	196.2
EUR	(145.8)	(92.9)	0.2	15.6	31.9
GBP	(59.1)	(56.8)	0.1	11.5	21.8
USD	27.3	14.8	(1.4)	(138.5)	(287.8)
Other	4.4	0.8	0.1	5.2	10.7
Total effect on fair value of interest rate-sensitive banking book positions	(205.8)	(166.8)	0.0	(6.1)	(27.3)

 1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Global Wealth Management (excluding Americas) and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

p

Section 11  Going and gone concern requirements and eligible capital

The table below provides detail on the Swiss SRB going and gone concern requirements as required by FINMA. Further information on capital management is provided on pages 194–208 of our Annual Report 2018.

Quarterly |

Swiss SRB going and gone concern requirements and information[1]
As of 31.12.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
USD million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.75	25,711	2.90	26,233	10.29	27,135	3.50	31,661
of which: minimum capital	5.40	14,242	1.90	17,187	4.50	11,869	1.50	13,569
of which: buffer capital	4.06	10,708	1.00	9,046	5.50	14,506	2.00	18,092
of which: countercyclical buffer[2]	0.29	761			0.29	761
Maximum additional tier 1 capital	3.40	8,967	1.10	9,951	4.30	11,341	1.50	13,569
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	6,857	1.10	9,951	3.50	9,231	1.50	13,569
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,110			0.80	2,110
Total going concern capital	13.15	34,678	4.00	36,184	14.59[3]	38,476	5.00[3]	45,230
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.48[4]	19,718	2.52[4]	22,796	12.01[5]	31,681	4.20[5]	37,993
Total gone concern loss-absorbing capacity	7.48	19,718	2.52	22,796	12.01	31,681	4.20	37,993
Total loss-absorbing capacity	20.62	54,396	6.52	58,980	26.60	70,158	9.20	83,223

Eligible loss-absorbing capacity
Common equity tier 1 capital	12.94	34,119	3.77	34,119	12.94	34,119	3.77	34,119
High-trigger loss-absorbing additional tier 1 capital[6,7]	6.89	18,167	2.01	18,167	4.61	12,160	1.34	12,160
of which: high-trigger loss-absorbing additional tier 1 capital	3.71	9,790	1.08	9,790	3.71	9,790	1.08	9,790
of which: low-trigger loss-absorbing additional tier 1 capital	0.90	2,369	0.26	2,369	0.90	2,369	0.26	2,369
of which: low-trigger loss-absorbing tier 2 capital	2.28	6,008	0.66	6,008
Total going concern capital	19.82	52,287	5.78	52,287	17.55	46,279	5.12	46,279
Gone concern loss-absorbing capacity	11.93	31,452	3.48	31,452	14.20	37,460	4.14	37,460
of which: TLAC-eligible senior unsecured debt	11.37	29,988	3.32	29,988	11.37	29,988	3.32	29,988
Total gone concern loss-absorbing capacity	11.93	31,452	3.48	31,452	14.20	37,460	4.14	37,460
Total loss-absorbing capacity	31.75	83,738	9.26	83,738	31.75	83,738	9.26	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		263,747				263,747
Leverage ratio denominator				904,598				904,598

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.29%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.42% for RWA and 0.48% for LRD.    5 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2.29% for RWA and 0.8% for LRD.    6 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    7 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

p

UBS Group AG consolidated

Semiannual | The table below provides detail on the underlying exposures and RWA used in the computation of countercyclical buffer of UBS Group. Further information on the methodology of geographical allocation used is provided on page 166 of our Annual Report 2018 under the “Country risk exposure allocation” section. During the fourth quarter of 2018, the countercyclical buffer rate for the United Kingdom increased from 0.5% to 1.0%, resulting in an increase of 3 basis points in our countercyclical capital buffer rate to 0.08%.p

Semiannual |

CCyB1 − Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong	1.875	6,206	2,058
Sweden	1.875[2]	1,095	301
United Kingdom	1.000	39,111	8,132
Sum		46,412	10,490
Total		529,500	156,972	0.08	211

1 Includes private sector exposures under categories “Credit risk”, “counterparty credit risk”, “equity positions in the banking book”, “settlement risk”, “securitization exposures in the banking book” and “amounts below thresholds for deduction” as shown in the “Regulatory exposures and risk-weighted assets” table in section 2 of this report.    2 The current countercyclical buffer rate of 2% for Sweden is subject to phase-in arrangements.

p

Semiannual | The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BCBS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the table “CC1: Composition of regulatory capital.” Refer to the “Linkage between financial statements and regulatory exposures” section of this report for more information on the most significant entities consolidated under IFRS, but not included in the regulatory scope of consolidation. p

Semiannual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Assets
Cash and balances at central banks	108,370	0		108,370
Loans and advances to banks	16,868	(213)		16,655
Receivables from securities financing transactions	95,349			95,349
Cash collateral receivables on derivative instruments	23,602			23,602
Loans and advances to customers	320,352	53		320,405
Other financial assets measured at amortized cost	22,563	(221)		22,342
Total financial assets measured at amortized cost	587,104	(381)	0	586,723
Financial assets at fair value held for trading	104,370	(474)		103,897
of which: assets pledged as collateral that may be sold or repledged by counterparties	32,121			32,121
Derivative financial instruments	126,210	10		126,219
Brokerage receivables	16,840			16,840
Financial assets at fair value not held for trading	82,690	(21,449)		61,241
Total financial assets measured at fair value through profit or loss	330,110	(21,913)	0	308,197
Financial assets measured at fair value through other comprehensive income	6,667	0	0	6,667
Consolidated participations	0	77		77
Investments in associates	1,099			1,099
of which: goodwill	176			176	4
Property, equipment and software	9,348	(50)		9,297
Goodwill and intangible assets	6,647	0		6,647
of which: goodwill	6,392	0		6,392	4
of which: intangible assets	254			254	5
Deferred tax assets	10,105	0		10,105
of which: deferred tax assets recognized for tax loss carry-forwards	6,099	0	0	6,099	6
of which: deferred tax assets on temporary differences	4,006	0	0	4,006	10
Other non-financial assets	7,410	(10)		7,400
of which: net defined benefit pension and other post-employment assets	0			0	8
Total assets	958,489	(22,277)	0	936,212

UBS Group AG consolidated

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 31.12.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Liabilities
Amounts due to banks	10,962			10,962
Payables from securities financing transactions	10,296			10,296
Cash collateral payables on derivative instruments	28,906			28,906
Customer deposits	419,838	(51)		419,787
Debt issued measured at amortized cost	132,271	(7)		132,264
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital[2]	7,785			7,785	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital[2]	2,369			2,369	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital[3]	6,008			6,008	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[4]	693			693	12
Other financial liabilities measured at amortized cost	6,885	(504)		6,381
Total financial liabilities measured at amortized cost	609,158	(562)	0	608,597
Financial liabilities at fair value held for trading	28,943	0		28,943
Derivative financial instruments	125,723	5		125,727
Brokerage payables designated at fair value	38,420			38,420
Debt issued designated at fair value	57,031	0		57,031
Other financial liabilities designated at fair value	33,594	(21,679)		11,915
Total financial liabilities measured at fair value through profit or loss	283,711	(21,674)	0	262,037
Provisions	3,494	0		3,494
Other non-financial liabilities	9,022	(15)		9,007
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	1,403			1,403	9
of which: deferred tax liabilities related to goodwill	54			54	4
of which: deferred tax liabilities related to other intangible assets	3			3	5
Total liabilities	905,386	(22,251)	0	883,134
Equity
Share capital	338			338	1
Share premium	20,843			20,843	1
Treasury shares	(2,631)			(2,631)	3
Retained earnings	30,448	(26)		30,422	2
Other comprehensive income recognized directly in equity, net of tax	3,930	0		3,931	3
of which: unrealized gains / (losses) from cash flow hedges	109	0		109	7
Equity attributable to shareholders	52,928	(26)	0	52,902
Equity attributable to non-controlling interests	176			176
Total equity	53,103	(26)	0	53,078
Total liabilities and equity	958,489	(22,277)	0	936,212

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Composition of capital” table.    2 Represents IFRS carrying value.    3 IFRS carrying value is USD 6,808 million.    4 IFRS carrying value is USD 703 million.    5 IFRS carrying value is USD 1,983 million. Refer to the “Compensation” section of our Annual Report 2018 for more information on the DCCP.

p

Semiannual |  The table below and on the following pages provides the composition of capital as defined by BCBS and FINMA, and based on BCBS Basel III phase-in rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the table “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”

Refer to the documents “Capital instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – Key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions.   p

Semiannual |

CC1: Composition of regulatory capital
As of 31.12.18		Amounts	References[1]
USD million except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	21,180	1
2	Retained earnings	30,422	2
3	Accumulated other comprehensive income (and other reserves)	1,299	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)	0
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	0
6	Common Equity Tier 1 capital before regulatory adjustments	52,902
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(120)
8	Goodwill (net of related tax liability)	(6,514)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(251)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(6,107)	6
11	Cash flow hedge reserve	(109)	7
12	Shortfall of provisions to expected losses	(368)
13	Securitization gain on sale	0
14	Gains and losses due to changes in own credit risk on fair valued liabilities	(397)
15	Defined benefit pension fund net assets	0	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)[3]	(1,652)	9
17	Reciprocal cross-holdings in common equity	0
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)	0
17b	Insignificant holdings (CET1 instruments)	0
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	0
19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)	0
20	Mortgage servicing rights (amount above 10% threshold)	0
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(586)	10
22	Amount exceeding the 15% threshold	0
23	Of which: significant investments in the common stock of financials	0
24	Of which: mortgage servicing rights	0
25	Of which: deferred tax assets arising from temporary differences	0
26	Expected losses on equity investment under the PD / LGD approach	0
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(4)
26b	Other adjustments	(2,674)
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions	0
28	Total regulatory adjustments to Common Equity Tier 1	(18,783)
29	Common Equity Tier 1 capital (CET1)	34,119

UBS Group AG consolidated

CC1: Composition of regulatory capital (Continued)
As of 31.12.18		Amounts	References[1]
USD million except where indicated
	Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	12,160
31	Of which: classified as equity under applicable accounting standards	0
32	Of which: classified as liabilities under applicable accounting standards	12,160	9
33	Directly issued capital instruments subject to phase-out from additional Tier 1	0
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)	0
35	Of which: instruments issued by subsidiaries subject to phase-out	0
36	Additional Tier 1 capital before regulatory adjustments	12,160
	Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments	0
38	Reciprocal cross-holdings in additional Tier 1 instruments	0
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)	0
38b	Immaterial investments (AT1 instruments)	0
39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)	0
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation	0
41	Other adjustments	0
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions	0
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions	0
43	Total regulatory adjustments to additional Tier 1 capital	0
44	Additional Tier 1 capital (AT1)	12,160
45	Tier 1 capital (T1 = CET1 + AT1)	46,279
	Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	6,010	11
47	Directly issued capital instruments subject to phase-out from Tier 2	710	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	0
49	Of which: instruments issued by subsidiaries subject to phase-out	0
50	Provisions	0
51	Tier 2 capital before regulatory adjustments	6,720
	Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[4]	(17)	11, 12
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities	0
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)	0
53b	Immaterial investments (T2 instruments and other TLAC instruments)	0
54	Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)	0
55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)	0
56	Other adjustments	0
56a	Excess of the adjustments, which are allocated to the AT1 capital	0
57	Total regulatory adjustments to Tier 2 capital	(17)
58	Tier 2 capital (T2)	6,702
59	Total regulatory capital (TC = T1 + T2)	52,981
60	Total risk-weighted assets	263,747

CC1: Composition of regulatory capital (Continued)
As of 31.12.18		Amounts	References[1]
USD million except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	12.94
62	Tier 1 (as a percentage of risk-weighted assets)	17.55
63	Total capital (as a percentage of risk-weighted assets)	20.09
64	Institution-specific buffer requirement (CET1 requirements plus capital conservation buffer plus countercyclical buffer requirements plus capital buffer requirement for SRBs, expressed as a percentage of risk-weighted assets) [5]	2.71
65	Of which: capital conservation buffer requirement	1.88
66	Of which: bank-specific countercyclical buffer requirement	0.08
67	Of which: higher loss absorbency requirement	0.75
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	8.44
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	1,129
73	Significant investments in the common stock of financial entities	955
74	Mortgage servicing rights (net of related tax liability)	0
75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,094
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)	0
77	Cap on inclusion of provisions in Tier 2 under standardized approach	0
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)	0
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach	0
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to ERV Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements	0
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	0
82	Current cap on AT1 instruments subject to phase-out arrangements	0
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	0
84	Current cap on T2 instruments subject to phase-out arrangements	2,233
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	0

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 602 million in DCCP-related charge for regulatory capital purposes.    4 Consists of own instruments for phase-out tier 2 capital of USD 17.2 million.    5 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our Annual Report 2018 for more information on the Swiss SRB requirements.

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UBS Group AG consolidated

Prudent valuation

Annual | The table below provides a breakdown of prudent valuation adjustments to CET1 capital. These adjustments are incremental to the ones made under IFRS, which include adjustments for liquidity and model uncertainty as well as credit, funding and debit valuation adjustments.

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long- and short component risks. A liquidity valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.

To ensure compliance with the prudent valuation requirements, UBS has established systems, controls and governance around the valuation of positions measured at fair value.

Further details on the valuation adjustments in the financial accounts and related governance are provided in Note 24 Fair value measurement on pages 437–439 of our Annual Report 2018. p

Annual |

PV1: Prudent valuation adjustments (PVA)
As of 31.12.18
USD million		Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
1	Closeout uncertainty, of which:	(29)	(75)	0	(16)	0	(120)	(46)	(74)
2	Mid-market value
3	Closeout cost
4	Concentration	(29)	(75)	0	(16)	0	(120)	(46)	(74)
5	Early termination
6	Model risk
7	Operational risk
8	Investing and funding costs
9	Unearned credit spreads
10	Future administrative costs
11	Other
12	Total adjustment[1]	(29)	(75)	0	(16)	0	(120)	(46)	(74)

1 Valuation adjustments recognized already under the financial accounting standards reflect an estimated total life-to-date loss of USD 890 million as of 31 December 2018, of which valuation adjustments account for an estimated life-to-date loss of USD 388 million for liquidity and of USD 327 million for model uncertainty. Refer to "Note 24 Fair value measurement" in the "Consolidated financial statements" section  on pages 437–439 of our Annual Report 2018 for more information.

p

Section 12  Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, which led to a difference between phase-in and fully applied LRD for deferred tax assets and net defined benefit pension plan assets until 31 December 2017.

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures, which are the starting point for calculating the BCBS LRD as shown in the “BCBS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the “BCBS Basel III leverage ratio common disclosure” table on the next page.

As of 31 December 2018, our BCBS Basel III leverage ratio was 5.1% and the BCBS Basel III LRD was USD 905 billion. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or TLAC-eligible senior unsecured debt. p

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.12.18	30.9.18	31.12.17
On-balance sheet exposures
IFRS total assets	958,351	950,193	939,322
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(22,277)	(24,532)	(12,456)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(149,821)	(138,247)	(145,337)
Less carrying value of securities financing transactions in IFRS total assets[2]	(123,154)	(115,083)	(117,866)
Adjustments to accounting values	0	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	663,099	672,330	663,664
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,831)	(13,380)	(12,950)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	649,268	658,950	650,714

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

p

Quarterly | During the fourth quarter of 2018, LRD decreased by USD 10 billion to USD 905 billion due to decreases in currency effects of USD 2 billion and in asset size and other movements of USD 8 billion. The LRD movements described below exclude currency effects. On-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) decreased by USD 8 billion. A decrease in exposures in the Investment Bank, mainly resulting from client-driven reductions and trade unwinds within the Equities business, was partly offset by an increase in cash and balances in central banks in Corporate Center – Group Asset and Liability Management (Group ALM) as client-driven activity affected funding consumption by the business divisions. Derivative exposures decreased by USD 4 billion, reflecting decreased notional amounts and add-on exposures under the current exposure method from a net increase of client-driven trade terminations and maturities across all businesses within the Investment Bank. These decreases were partly offset by an increase in SFTs of USD 6 billion, primarily driven by reinvestment of cash and cash equivalents in Corporate Center – Group ALM and partly offset by lower prime brokerage receivables in the Investment Bank’s Equities business. p

UBS Group AG consolidated

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.12.18	30.9.18	31.12.17

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	663,099	672,330	663,664
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(13,831)	(13,380)	(12,950)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	649,268	658,950	650,714

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	43,007	39,529	43,225
5	Add-on amounts for PFE associated with all derivatives transactions	85,503	91,344	91,512
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,717)	(11,870)	(12,804)
8	(Exempted CCP leg of client-cleared trade exposures)	(21,556)	(21,706)	(23,427)
9	Adjusted effective notional amount of all written credit derivatives[1]	76,901	78,885	96,463
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(74,771)	(76,657)	(94,329)
11	Total derivative exposures	95,366	99,525	100,640

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	213,710	194,940	196,654
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(90,555)	(79,856)	(78,788)
14	CCR exposure for SFT assets	7,774	10,389	9,509
15	Agent transaction exposures	0	0	0
16	Total securities financing transaction exposures	130,928	125,473	127,375

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	88,075	91,197	95,498
18	(Adjustments for conversion to credit equivalent amounts)	(59,039)	(60,078)	(63,636)
19	Total off-balance sheet items	29,035	31,118	31,862
	Total exposures (leverage ratio denominator), phase-in	904,598	915,066	910,591
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)			(1,559)
	Total exposures (leverage ratio denominator), fully applied	904,598	915,066	909,032

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital			44,562
21	Total exposures (leverage ratio denominator)			910,591
	Leverage ratio
22	Basel III leverage ratio phase-in (%)			4.9

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	46,279	45,972	42,995
21	Total exposures (leverage ratio denominator)	904,598	915,066	909,032
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	5.1	5.0	4.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

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Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.12.18	30.9.18	31.12.17
1	Total consolidated assets as per published financial statements	958,351	950,193	939,322
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(36,108)	(37,912)	(25,406)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0	0
4	Adjustments for derivative financial instruments	(54,454)	(38,722)	(44,696)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	7,774	10,389	9,509
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	29,035	31,118	31,862
7	Other adjustments	0	0	0
8	Leverage ratio exposure (leverage ratio denominator), phase-in	904,598	915,066	910,591
1 This item includes assets that are deducted from tier 1 capital.

p

Quarterly |

BCBS Basel III leverage ratio
USD million, except where indicated
Phase-in	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital					44,562
BCBS total exposures (leverage ratio denominator)					910,591
BCBS Basel III leverage ratio (%)					4.9

Fully applied	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital	46,279	45,972	45,353	46,180	42,995
BCBS total exposures (leverage ratio denominator)	904,598	915,066	910,383	925,651	909,032
BCBS Basel III leverage ratio (%)	5.1	5.0	5.0	5.0	4.7

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UBS Group AG consolidated

Section 13  Liquidity coverage ratio

Liquidity risk management

The table below presents an overview of risk management disclosures related to risks resulting from liquidity and funding activities that are provided separately in our Annual Report 2018.

LIQA – Liquidity risk management
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Liquidity risk management including risk tolerance and target / limit setting, monitoring and reporting including policies and practices as well as governance and governance structure	Treasury management	–	Strategy, objectives and governance	173
Funding risk strategy and management: objective, diversification of funding sources, limits and targets approach	Treasury management	–	Liabilities and funding management	182
Liquidity risk management and strategy: objective, diversification of liquid assets, limits and targets approach	Treasury management	–	Assets and liquidity management	174–181
Stress testing approach and stress scenario description	Treasury management	–	Stress testing	181
Contingency funding plan	Treasury management	–	Contingency funding plan	181
Asset encumbrance (encumbered, unencumbered and assets that cannot be pledged as collateral); unencumbered assets by currency, limitations on the transferability of liquidity	Treasury management	–	Asset encumbrance Unencumbered assets available to secure funding on a Group and / or legal entity level by currency Trapped liquidity at Group level (High-quality liquid assets paragraph)	178–181 176
Maturity of assets and liabilities to provide a view on the balance sheet and off-balance sheet structure	Treasury management	–	Maturity analysis of assets and liabilities	186–188

LIQ1 – Liquidity risk management
Pillar 3 disclosure requirement	Annual Report 2018 section	Disclosure		Annual Report 2018 page number

Concentration of funding sources	Treasury management	–	Funding by product and currency	184
Currency mismatch in the LCR	Treasury management	–	Liquidity coverage ratio	177

High-quality liquid assets

Quarterly | High-quality liquid assets (HQLA) must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizable market and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.p

Quarterly |

High-quality liquid assets
	Average 4Q18[1]			Average 3Q18[1]			Average 4Q17[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	96	0	96	102	0	102	104	0	104
Securities	65	12	78	64	11	74	64	17	81
Total high-quality liquid assets[4]	161	12	173	166	11	177	168	17	185

1 Calculated based on an average of 64 data points in the fourth quarter of 2018, 63 data points in the third quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

UBS Group AG consolidated

Liquidity coverage ratio

Quarterly | In the fourth quarter of 2018, the UBS Group liquidity coverage ratio (LCR) increased by 1 percentage point to 136%, remaining above the 110% Group LCR minimum communicated by FINMA. The LCR increase was primarily driven by lower net cash outflows related to secured financing transactions. This was partly offset by decreased high-quality liquid assets due to lower average cash balances.p

Quarterly |

Liquidity coverage ratio
		Average 4Q18[1]		Average 3Q18[1]		Average 4Q17[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	176	173	178	177	188	185

Cash outflows
2	Retail deposits and deposits from small business customers	234	26	237	26	240	27
3	of which: stable deposits	35	1	35	1	36	1
4	of which: less stable deposits	199	25	202	25	204	26
5	Unsecured wholesale funding	182	102	182	101	187	106
6	of which: operational deposits (all counterparties)	42	10	42	10	36	9
7	of which: non-operational deposits (all counterparties)	129	80	129	80	139	86
8	of which: unsecured debt	12	12	11	11	11	11
9	Secured wholesale funding		76		82		80
10	Additional requirements:	76	24	80	25	85	26
11	of which: outflows related to derivatives and other transactions	40	16	40	15	43	17
12	of which: outflows related to loss of funding on debt products[3]	1	1	1	1	0	0
13	of which: committed credit and liquidity facilities	35	7	39	8	42	9
14	Other contractual funding obligations	14	12	23	21	14	13
15	Other contingent funding obligations	247	5	256	5	251	6
16	Total cash outflows		246		260		257

Cash inflows
17	Secured lending	295	79	297	83	297	84
18	Inflows from fully performing exposures	66	29	67	30	65	33
19	Other cash inflows	10	10	16	16	10	10
20	Total cash inflows	370	119	381	130	372	128

		Average 4Q18[1]		Average 3Q18[1]		Average 4Q17[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		173		177		185
22	Net cash outflows		127		131		130
23	Liquidity coverage ratio (%)		136		135		143

1 Calculated based on an average of 64 data points in the fourth quarter of 2018, 63 data points in the third quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

p

Section 14  Remuneration

Annual | Pillar 3 disclosures on remuneration are separately provided on pages 234 and 250–299 in our Annual Report 2018. p

Section 15  Requirements for global systemically important banks and related indicators

Annual | The Financial Stability Board (FSB) determined that UBS is a global systemically important bank (G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (BCBS). Banks that qualify as G-SIBs are required to disclose the 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover the five categories size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure and complexity.

Based on the published indicators, G-SIBs are subject to additional CET1 capital buffer requirements in the range from 1.0% to 3.5%. These requirements were phased in from 1 January 2016 to 31 December 2018 and became fully effective on 1 January 2019. In November 2018, the FSB determined that, based on the year-end 2016 indicators, the requirement for UBS is 1.0%. As our Swiss SRB Basel III capital requirements exceed the BCBS requirements including the G-SIB buffer, UBS is not affected by the above.

In July 2018, the BCBS published a revised assessment methodology and higher loss absorbency requirements. These will take effect in 2021 and the higher loss absorbency surcharge would be applied in January 2023. We do not expect these changes to result in an increase of our additional CET1 capital buffer requirement. p

→   Refer to the “UBS Group AG – Global systemically important banks (G-SIBs) indicators as of 31 December 2018” report, which will be published in July 2019 under “Pillar 3 disclosures” at www.ubs.com/investors

UBS AG consolidated

UBS AG consolidated

Section 1  Key metrics

UBS AG consolidated capital and other regulatory information is provided in the UBS Group AG and UBS AG Annual Report 2018 available under “Annual reporting” at www.ubs.com/investors.
Quarterly | The table below is based on BCBS Basel III phase-in rules. During the fourth quarter of 2018, CET1 capital decreased by USD 0.4 billion to USD 34.6 billion, mainly reflecting the accruals of capital returns to the shareholder UBS Group AG. RWA increased USD 6.6 billion to USD 256.2 billion, mainly due to increases of USD 8.3 billion in market risk RWA and USD 1.6 billion in credit and counterparty credit risk RWA, partly offset by a decrease of USD 3.4 billion in operational risk RWA. Leverage ratio exposure remained largely stable as in previous quarters.

Effective from 31 December 2018, UBS opted to phase in the effects from IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have a material effect on our CET1 capital as of 31 December 2018.p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,608[2]	35,046	33,983	35,060	36,974
1a	Fully loaded ECL accounting model	34,572	35,046	33,983	35,060
2	Tier 1	44,791	44,576	43,562	44,763	40,619
2a	Fully loaded ECL accounting model Tier 1	44,755	44,576	43,562	44,763
3	Total capital	51,494	51,241	50,659	52,061	49,503
3a	Fully loaded ECL accounting model total capital	51,458	51,241	50,659	52,061
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	262,840	256,206	253,872	266,202	243,598[1]
4a	Total risk-weighted assets (pre-floor)	262,840	256,206	253,872	266,202	243,598
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	13.17	13.68	13.39	13.17	15.18
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	13.15	13.68	13.39	13.17
6	Tier 1 ratio (%)	17.04	17.40	17.16	16.82	16.67
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	17.03	17.40	17.16	16.82
7	Total capital ratio (%)	19.59	20.00	19.95	19.56	20.32
7a	Fully loaded ECL accounting model total capital ratio (%)	19.58	20.00	19.95	19.56
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.08	0.05	0.06	0.03	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.21	0.21	0.20	0.19	0.20
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	1.95	1.93	1.93	1.90	1.27
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.67	9.18	8.89	8.67	10.68
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	904,458	915,977	911,451	926,917	911,670[1]
14	Basel III leverage ratio (%)[1]	4.95	4.87	4.78	4.83	4.46
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	4.95	4.87	4.78	4.83

1 Based on BCBS Basel III phase-in rules.    2 As of 31 December 2018, IFRS 9 expected credit loss (ECL) effects are considered on a phased-in basis in accordance with the FINMA guidance.   3 Swiss SRB going concern requirements and information for UBS AG consolidated is provided in the "Capital management" section of our UBS Group AG and UBS AG Annual Report 2018 available under "Annual reporting" at www.ubs.com/investors.

p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information as of 31 December 2018 for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the fourth quarter of 2018

Quarterly | The table below is based on BCBS Basel III phase-in rules. During the fourth quarter of 2018, CET1 capital remained largely stable. RWA increased by USD 4.8 billion to USD 292.9 billion, mainly reflecting a USD 7.2 billion increase in market risk RWA due to higher average regulatory and stressed value-at-risk levels, partly offset by a USD 3.0 billion decrease in operational risk RWA after the recalibration of the advanced measurement approach model used for calculation of operational risk capital. Leverage ratio exposure decreased by USD 19 billion to USD 601 billion, mainly due to on-balance sheet exposures (excluding derivative exposures and SFT).

Effective from 31 December 2018, UBS opted to phase in the effects from IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have an effect on our CET1 capital as of 31 December 2018. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	49,411	49,810	49,583	49,833	49,625
1a	Fully loaded ECL accounting model	49,411	49,810	49,583	49,833
2	Tier 1	59,595	59,341	59,161	59,537	54,600
2a	Fully loaded ECL accounting model Tier 1	59,595	59,341	59,161	59,537
3	Total capital	66,295	66,005	66,258	68,329	63,471
3a	Fully loaded ECL accounting model total capital	66,295	66,005	66,258	68,329
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	292,888	288,045	286,457	302,296	284,707[1]
4a	Total risk-weighted assets (pre-floor)	292,888	288,045	286,457	302,296	284,707
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	16.87	17.29	17.31	16.48	17.43
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	16.87	17.29	17.31	16.48
6	Tier 1 ratio (%)	20.35	20.60	20.65	19.69	19.18
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	20.35	20.60	20.65	19.69
7	Total capital ratio (%)	22.63	22.91	23.13	22.60	22.29
7a	Fully loaded ECL accounting model total capital ratio (%)	22.63	22.91	23.13	22.60
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.07	0.05	0.08	0.04	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[2]
11	Total of bank CET1 specific buffer requirements (%)	1.95	1.92	1.96	1.91	1.27
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	12.37	12.79	12.81	11.98	12.93
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	601,013	619,741	620,074	620,353	615,238[1]
14	Basel III leverage ratio (%)[1]	9.92	9.58	9.54	9.60	8.87
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	9.92	9.58	9.54	9.60
Liquidity coverage ratio
15	Total HQLA	76,456	81,214	83,473	89,631	87,800
16	Total net cash outflow	55,032	59,450	60,786	70,367	66,505
17	LCR ratio (%)	139	137	137	127	132
1 Based on BCBS Basel III phase-in rules. 2 Swiss SRB going concern requirements and information for UBS AG standalone is provided in the following pages in this section.

p

Swiss SRB going concern requirements and information

Quarterly | UBS AG standalone is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

The FINMA decree issued in 2017 established the measure of total going concern capital for UBS AG. Common equity tier 1 (CET1) and high-trigger additional tier 1 capital instruments are eligible as going concern capital, and low-trigger tier 2 capital instruments remain eligible until the earlier of
(i) their maturity or the first call date or (ii) 31 December 2019.

Capital requirements based on risk-weighted assets (RWA) and leverage ratio denominator (LRD) are the same under both the phase-in and fully applied rules. The capital requirements based on RWA include a minimum CET1 capital requirement of 10% plus the effects from countercyclical buffers (CCBs), and a total going concern capital requirement of 14.3% plus the effects from CCBs. The capital requirements based on LRD include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%. For direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting 1 July 2017, these investments have been risk-weighted at 200%. As of 1 January 2019, the risk weights will gradually be raised by 5 percentage points per year for Swiss-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

More information on this change is provided in “Section 2 UBS AG standalone” of the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Swiss SRB going concern requirements and information

Quarterly |

Swiss SRB going concern requirements and information
As of 31.12.18	Swiss SRB, including transitional arrangements				Swiss SRB after transition
USD million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %[1]		in %[1]		in %		in %
Common equity tier 1 capital	10.07	29,497	3.50	21,035	10.07	38,630	3.50	21,035
of which: minimum capital	4.50	13,180	1.50	9,015	4.50	17,261	1.50	9,015
of which: buffer capital	5.50	16,109	2.00	12,020	5.50	21,097	2.00	12,020
of which: countercyclical buffer[2]	0.07	208			0.07	273
Maximum additional tier 1 capital	4.30	12,594	1.50	9,015	4.30	16,494	1.50	9,015
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	10,251	1.50	9,015	3.50	13,425	1.50	9,015
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,343			0.80	3,069
Total going concern capital	14.37[3]	42,091	5.00[3]	30,051	14.37[3]	55,124	5.00[3]	30,051

Eligible going concern capital
Common equity tier 1 capital	16.87	49,411	8.22	49,411	12.88	49,411	8.22	49,411
High-trigger loss-absorbing additional tier 1 capital[4]	4.72	13,813	2.30	13,813	2.03	7,805	1.30	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	2.66	7,805	1.30	7,805	2.03	7,805	1.30	7,805
of which: low-trigger loss-absorbing tier 2 capital	2.05	6,008	1.00	6,008
Total going concern capital	21.59	63,225	10.52	63,225	14.92	57,217	9.52	57,217

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		292,888				383,578
Leverage ratio denominator				601,013				601,013

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 12.86% plus the effect of countercyclical buffer (CCB) requirements of 0.07%, of which 9.46% plus the effect of CCB requirements of 0.07% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4%, of which 2.9% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 31 December 2018 include CCB requirements of 0.07%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

p

Quarterly |

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements		Swiss SRB after transition
USD million, except where indicated	31.12.18	31.12.17	31.12.18	31.12.17

Going concern capital
Common equity tier 1 capital	49,411	49,625	49,411	49,424
High-trigger loss-absorbing additional tier 1 capital	7,805	3,761	7,805	3,761
Total loss-absorbing additional tier 1 capital	7,805	3,761	7,805	3,761
Total tier 1 capital	57,217	53,386	57,217	53,185
Low-trigger loss-absorbing tier 2 capital[1]	6,008	8,077
Total tier 2 capital	6,008	8,077
Total going concern capital	63,225	61,464	57,217	53,185

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	292,888	284,707	383,578	374,811
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	31,711	29,335	39,639	36,668
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	82,762	82,771	165,525	165,542
Leverage ratio denominator	601,013	615,238	601,013	615,037

Capital ratios (%)
Total going concern capital ratio	21.6	21.6	14.9	14.2
of which: CET1 capital ratio	16.9	17.4	12.9	13.2

Leverage ratios (%)
Total going concern leverage ratio	10.5	10.0	9.5	8.6
of which: CET1 leverage ratio	8.2	8.1	8.2	8.0

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 December 2018: USD 15,856 million; 31 December 2017: USD 14,668 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2018: USD 41,381 million; 31 December 2017: USD 41,386 million), is currently risk weighted at 200%. Risk weights are gradually increased by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments starting 1 January 2019 until the fully applied risk weights of 250% and 400%, respectively, are applied.

p

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
USD billion	31.12.18	31.12.17
Equity – Swiss banking law[1]	51.1	51.2
Deferred tax assets	0.5	0.6
Valuation differences for investments in subsidiaries	1.6	1.8
Goodwill and intangible assets	0.0	(0.4)
Accruals for proposed dividends to shareholders	(3.3)	(3.1)
Other	(0.5)	(0.4)
Common equity tier 1 capital	49.4	49.6 [2]

1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.    2 Based on Swiss SRB requirements, including transitional arrangements.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
	LRD (fully applied)		LRD (phase-in)
USD billion	31.12.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	480.0	489.3	489.3
Difference between Swiss GAAP and IFRS total assets	118.6	115.5	115.5
Less: derivative exposures and SFTs[1]	(236.7)	(221.6)	(221.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	361.9	383.2	383.2
Derivative exposures	99.3	97.0	97.0
Securities financing transactions	114.2	104.4	104.4
Off-balance sheet items	26.1	32.4	32.4
Items deducted from Swiss SRB tier 1 capital	(0.5)	(2.0)	(1.8)
Total exposures (leverage ratio denominator)	601.0	615.0	615.2

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio (phase-in)
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital	59,595	59,341	59,161	59,537	54,600
Total exposures (leverage ratio denominator)	601,013	619,741	620,074	620,353	615,238
BCBS Basel III leverage ratio (%)	9.9	9.6	9.5	9.6	8.9

p

Liquidity coverage ratio

Quarterly | UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 4Q18[2]	Average 4Q17[2]
High-quality liquid assets	76	88
Total net cash outflows	55	67
of which: cash outflows	169	191
of which: cash inflows	114	124
Liquidity coverage ratio (%)	139	132

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2018 and 63 data points in the fourth quarter of 2017.

p

Section 3  UBS Switzerland AG standalone

Key metrics of the fourth quarter of 2018

Quarterly | The table below is based on BCBS Basel III phase-in rules. All key metrics of UBS Switzerland AG remained stable throughout the quarters of 2018.

Effective from 31 December 2018, UBS opted to phase in the effects of IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have an effect on our CET1 capital as of 31 December 2018. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	10,225	10,165	10,072	10,118	10,160
1a	Fully loaded ECL accounting model	10,225	10,165	10,072	10,118
2	Tier 1	14,468	13,165	13,072	13,118	13,160
2a	Fully loaded ECL accounting model Tier 1	14,468	13,165	13,072	13,118
3	Total capital	14,468	13,165	13,072	13,118	13,188
3a	Fully loaded ECL accounting model total capital	14,468	13,165	13,072	13,118
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	95,646	95,541	94,887	94,311	92,894[1]
4a	Total risk-weighted assets (pre-floor)	91,457	88,299	88,357	83,890	81,551
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	10.69	10.64	10.61	10.73	10.94
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	10.69	10.64	10.61	10.73
6	Tier 1 ratio (%)	15.13	13.78	13.78	13.91	14.17
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	15.13	13.78	13.78	13.91
7	Total capital ratio (%)	15.13	13.78	13.78	13.91	14.20
7a	Fully loaded ECL accounting model total capital ratio (%)	15.13	13.78	13.78	13.91
Additional CET1 buffer requirements as a percentage of RWA[2]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.01	0.00	0.00	0.00	0.00
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.56	0.56	0.54	0.52	0.52
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	1.88	1.88	1.88	1.88	1.25
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	6.19	6.14	6.11	6.23	6.44
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	306,487	303,257	304,046	301,968	302,987[1]
14	Basel III leverage ratio (%) [1]	4.72	4.34	4.30	4.34	4.34
14a	Fully loaded ECL accounting model Basel III leverage ratio (%) [1]	4.72	4.34	4.30	4.34
Liquidity coverage ratio
15	Total HQLA	67,427	66,174	68,620	69,024	68,798
16	Total net cash outflow	52,846	53,130	53,731	54,782	47,718
17	LCR ratio (%)	128	125	128	126	144

1 Based on BCBS Basel III phase-in rules.    2 As Annex 8 of ERV does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a-12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector specific countercyclical buffer in row 9a pursuant to Art. 44 ERV.    3 Swiss SRB going concern requirements and information for UBS Switzerland AG is provided on the next page.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2018, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.43% and 4.0%, respectively. The gone concern requirements on a phase-in basis were 7.48% for the RWA-based requirement and 2.52% for the LRD-based requirement. p

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of the UBS Group AG Annual Report 2018.

→   Refer to “Regulatory framework” in the “Capital Management” section of the UBS Group AG Annual Report 2018 for more information on loss-absorbing capacity, leverage ratio requirements and gone concern rebate

→   Refer to “Additional information” in the “Capital Management” section of the UBS Group AG Annual Report 2018 for more information on the joint liability of UBS AG and UBS Switzerland AG

Quarterly |

Swiss SRB going and gone concern requirements and information[1]
As of 31.12.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %[2]		in %		in %		in %
Common equity tier 1 capital	10.03	9,595	2.90	8,888	10.57	10,112	3.50	10,727
of which: minimum capital	5.40	5,165	1.90	5,823	4.50	4,304	1.50	4,597
of which: buffer capital	4.06	3,883	1.00	3,065	5.50	5,261	2.00	6,130
of which: countercyclical buffer[3]	0.57	547			0.57	547
Maximum additional tier 1 capital	3.40	3,252	1.10	3,371	4.30	4,113	1.50	4,597
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	2,487	1.10	3,371	3.50	3,348	1.50	4,597
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	765			0.80	765
Total going concern capital	13.43	12,847	4.00	12,259	14.87[4]	14,224	5.00[4]	15,324
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.48[5]	7,151	2.52[5]	7,723	12.01[6]	11,489	4.20[6]	12,872
Total gone concern loss-absorbing capacity	7.48	7,151	2.52	7,723	12.01	11,489	4.20	12,872
Total loss-absorbing capacity	20.91	19,998	6.52	19,983	26.88	25,713	9.20	28,197

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.69	10,225	3.34	10,225	10.69	10,225	3.34	10,225
High-trigger loss-absorbing additional tier 1 capital	4.44	4,243	1.38	4,243	4.44	4,243	1.38	4,243
of which: high-trigger loss-absorbing additional tier 1 capital	4.44	4,243	1.38	4,243	4.44	4,243	1.38	4,243
Total going concern capital	15.13	14,468	4.72	14,468	15.13	14,468	4.72	14,468
Gone concern loss-absorbing capacity	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
of which: TLAC-eligible debt	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
Total gone concern loss-absorbing capacity	11.43	10,932	3.57	10,932	11.43	10,932	3.57	10,932
Total loss-absorbing capacity	26.56	25,400	8.29	25,400	26.56	25,400	8.29	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		95,646				95,646
Leverage ratio denominator				306,487				306,487

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. Refer to the “Capital management” section of our Annual Report 2018 for more information.    2 The total loss-absorbing capacity ratio requirement of 20.91% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.57%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    3 Going concern capital ratio requirements include CCB requirements of 0.57%.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.42% for RWA and 0.48% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2.29% for RWA and 0.8% for LRD.

p

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
CHF million, except where indicated	31.12.18	31.12.17	31.12.18	31.12.17

Going concern capital
Common equity tier 1 capital	10,225	10,160	10,225	10,160
High-trigger loss-absorbing additional tier 1 capital	4,243	3,000	4,243	3,000
Total tier 1 capital	14,468	13,160	14,468	13,160
Total going concern capital	14,468	13,160	14,468	13,160

Gone concern loss-absorbing capacity
TLAC-eligible debt	10,932	8,400	10,932	8,400
Total gone concern loss-absorbing capacity	10,932	8,400	10,932	8,400

Total loss-absorbing capacity
Total loss-absorbing capacity	25,400	21,560	25,400	21,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	95,646	92,894	95,646	92,894
Leverage ratio denominator	306,487	302,987	306,487	302,987

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.1	14.2	15.1	14.2
of which: common equity tier 1 capital ratio	10.7	10.9	10.7	10.9
Gone concern loss-absorbing capacity ratio	11.4	9.0	11.4	9.0
Total loss-absorbing capacity ratio	26.6	23.2	26.6	23.2

Leverage ratios (%)
Going concern leverage ratio	4.7	4.3	4.7	4.3
of which: common equity tier 1 leverage ratio	3.3	3.4	3.3	3.4
Gone concern leverage ratio	3.6	2.8	3.6	2.8
Total loss-absorbing capacity leverage ratio	8.3	7.1	8.3	7.1

p

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.18	31.12.17
Equity – Swiss banking law[1]	13.8	14.8
Deferred tax assets	0.2	0.5
Goodwill and intangible assets	(1.3)	(2.4)
Accruals for proposed dividends to shareholders	(2.2)	(2.4)
Other	(0.3)	(0.3)
Common equity tier 1 capital (phase-in)	10.2	10.2
1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
CHF billion	31.12.18	31.12.17
Leverage ratio denominator
Swiss GAAP total assets	293.0	290.3
Difference between Swiss GAAP and IFRS total assets	1.8	1.3
Less: derivative exposures and SFTs[1]	(32.5)	(39.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	262.3	252.0
Derivative exposures	3.7	4.0
Securities financing transactions	28.5	35.3
Off-balance sheet items	12.4	12.2
Items deducted from Swiss SRB tier 1 capital	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	306.5	303.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital	14,468	13,165	13,072	13,118	13,160
Total exposures (leverage ratio denominator)	306,487	303,257	304,046	301,968	302,987
BCBS Basel III leverage ratio (%)	4.7	4.3	4.3	4.3	4.3

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Liquidity coverage ratio

Quarterly | UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 4Q18[2]	Average 4Q17[2]
High-quality liquid assets	67	69
Total net cash outflows	53	48
of which: cash outflows	86	89
of which: cash inflows	34	41
Liquidity coverage ratio (%)	128	144

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2018 and 63 data points in the fourth quarter of 2017.

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Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6
2	Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement)	N/A	N/A	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a	n/a	n/a	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo/group/group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

p

Significant regulated subsidiaries and sub-groups

Quarterly |

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend/coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If writedown, writedown trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If writedown, fully or partially	–	Fully
33	If writedown, permanent or temporary	–	Permanent
34	If temporary write-down, description of writeup mechanism	–	–
34a	Type of subordination	statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB phase-in (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

p

Section 4  UBS Limited standalone

Quarterly | The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Limited standalone based on the Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2]
GBP million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17[3]
Available capital (amounts)
1	Common equity tier 1 (CET1)	2,377	2,521	2,524	2,521	2,529
2	Tier 1	2,612	2,756	2,759	2,756	2,764
3	Total capital	2,867	3,009	3,447	3,427	3,449
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	8,486	12,119	11,593	10,778	10,473
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	28.0	20.8	21.8	23.4	24.2
6	Tier 1 ratio (%)	30.8	22.7	23.8	25.6	26.4
7	Total capital ratio (%)	33.8	24.8	29.7	31.8	32.9
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.9	1.9	1.9	1.9	1.3
9	Countercyclical buffer requirement (%)	0.3	0.2	0.2	0.1	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.2	2.1	2.1	2.0	1.4
12	CET1 available after meeting the bank’s minimum capital requirements (%)	21.3	14.3	15.3	16.9	18.4
12a	Capital conservation buffer requirements pursuant to Annex 8 of ERV (%)[4]
12b	Countercyclical buffer requirements pursuant to Art. 44 and 44a of ERV (%)
12c	CET1 capital requirement (including CCB) (%)	6.7	6.5	6.5	6.5	5.8
12d	Tier 1 capital requirement (including CCB) (%)	8.2	8.0	8.0	8.0	7.3
12e	Total capital requirement (including CCB) (%)	10.2	10.0	10.0	10.0	9.3
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	28,661	37,915	36,217	35,995	36,409
14	Basel III leverage ratio (%)[5]	9.1	7.3	7.6	7.7	7.6
Liquidity coverage ratio
15	Total HQLA	5,460	5,489	5,712	5,744	5,758
16	Total net cash outflow	1,308	1,277	1,237	1,269	1,317
17	LCR ratio (%)[6]	429	441	473	473	454

1 Based on Directive 2013/36/EU and Regulation 575/2013 (together known as “CRD IV”) and their related technical standards, as implemented in the UK by the Prudential Regulation Authority.    2 There is no local disclosure requirement for net stable funding ratio for UBS Limited as of 31 December 2018.    3 Figures as of 31 December 2017 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    4 As Annex 8 of ERV does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a-12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector specific countercyclical buffer in row 12b pursuant to Art. 44 ERV.    5 On the basis of tier 1 capital.    6 The values represent an average of the month-end balances for the twelve months ending 31 December 2018, 30 September 2018, 30 June 2018, 31 March 2018 and 31 December 2017 in line with the European Banking Authority guidelines on the liquidity coverage ratio disclosure (EBA/GL/2017/01). Including PRA Pillar 2 requirements, the equivalent average ratios were 179% for 31 December 2018, 182% for 30 September 2018, 192% for 30 June 2018, 192% for 31 March 2018 and 187% for 31 December 2017.

p

Significant regulated subsidiaries and sub-groups

Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2]
USD million, except where indicated
		31.12.18	30.9.18[3]	30.6.18	31.3.18	31.12.17[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,746	11,068	10,693	10,188	10,851
2	Tier 1	13,887	13,209	12,834	12,329	12,047
3	Total capital	14,601	13,925	13,555	13,048	12,769
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	52,581	52,829	51,136	50,485	49,587
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	22.3	21.0	20.9	20.2	21.9
6	Tier 1 ratio (%)	26.4	25.0	25.1	24.4	24.3
7	Total capital ratio (%)	27.8	26.4	26.5	25.8	25.8
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.9	1.9	1.9	1.9	1.3
9	Countercyclical buffer requirement (%)[5]
10	Bank G-SIB and / or D-SIB additional requirements (%)[6]
11	Total of bank CET1 specific buffer requirements (%)	1.9	1.9	1.9	1.9	1.3
12	CET1 available after meeting the bank’s minimum capital requirements (%)[7]	15.9	14.6	14.5	13.8	16.1
12a	Capital conservation buffer requirements pursuant to Annex 8 of ERV (%)[8]
12b	Countercyclical buffer requirements pursuant to Art. 44 and 44a of ERV (%)[5]
12c	CET1 capital requirement (including CCB) (%)	6.4	6.4	6.4	6.4	5.8
12d	Tier 1 capital requirement (including CCB) (%)	7.9	7.9	7.9	7.9	7.3
12e	Total capital requirement (including CCB) (%)	9.9	9.9	9.9	9.9	9.3
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	122,829	124,982	129,375	132,764	135,718
14	Basel III leverage ratio (%)[9]	11.3	10.6	9.9	9.3	8.9

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 31 December 2018.    3 Figures as of 30 September 2018 have been adjusted for consistency with the local regulatory reporting of the entity.    4 Figures as of 31 December 2017 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    5 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    6 Not applicable as requirements have not been proposed.    7 Capital surplus measures excess to minimum regulatory requirements. As such, it overstates actual excess capital capacity as it is not measured against additional capital that local regulators expect is positioned within UBS Americas Holding LLC in order to resource stressed risk loss exposures arising from the activities that UBS conducts in UBS Americas Holding LLC.    8 There is no local disclosure requirement for capital conservation buffer requirements pursuant to Annex 8 of ERV (%).    9 On the basis of tier 1 capital.

p

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

COP                close-out period

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CSO                Client Strategy Office

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit loss(es)

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

Abbreviations frequently used in our financial reports (continued)

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rates

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding companies

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority PRV   positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 15, 2019